Exhibit 99.1
Commission File Number 001-31914

中国人寿保险股份有限公司
China Life Insurance Company Limited

Stock Code: 2628

Annual Report 2010

和諧中國
人壽幸福

Commission File Number 001-31914

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law of the People's Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company's registered capital is RMB28,264,705,000.

The Company is the largest life insurance company in China's life insurance market. Our distribution network, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at the end of 31 December 2010, the Company had nearly 129 million individual and group life policies and annuities, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

中国人寿

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Contents	1

Definitions	2

Company Profile	3

Financial Summary	6

Chairman’s Statement	7

Management Discussion and Analysis	11

Changes in Share Capital and Shareholdings of Substantial Shareholders	22

Directors, Supervisors, Senior Management and Employees	27

Corporate Governance	40

Report of the Board of Directors	67

Report of the Supervisory Committee	72

Significant Events	77

Honors and Awards	81

Report of Auditor	82

Consolidated Statement of Financial Position	84

Statement of Financial Position	86

Consolidated Statement of Comprehensive Income	88

Consolidated Statement of Changes in Equity	90

Consolidated Statement of Cash Flow	91

Notes to the Consolidated Financial Statements	93

Embedded Value	187

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
2	Definitions

The Company[1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company

AMC	China Life Asset Management Company Limited, a subsidiary of the Company

Pension Company	China Life Pension Company Limited, a subsidiary of the Company

P&C Company	China Life Property and Casualty Insurance Company Limited

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China	for the purpose of this annual report, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

Yuan	Renminbi Yuan

[1]	Except for “the Company” referred to in the Consolidated Financial Statements.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Company Profile	3
Registered Name in Chinese:
Registered Name in English:
China Life Insurance Company Limited (“China Life”)
Legal Representative:
Yang Chao
Secretary to the Board of Directors:
Liu Yingqi
Office Address: 16 Financial Street, Xicheng District, Beijing, P.R.China 100033
Telephone: 86-10-63631191
Fax: 86-10-66575112
Email: ir@e-chinalife.com
Securities Representative:
Lan Yuxi
Office Address: 16 Financial Street, Xicheng District, Beijing, P.R.China 100033
Telephone: 86-10-63631068
Fax: 86-10-66575112
Email: lanyuxi@e-chinalife.com
Registered Office Address:
16 Financial Street, Xicheng District, Beijing, P.R.China 100033
Current Office Address:
16 Financial Street, Xicheng District, Beijing, P.R.China 100033
Telephone: 86-10-63633333
Fax: 86-10-66575722
Website: www.e-chinalife.com
Email: ir@e-chinalife.com
Hong Kong Office:
Office Address: 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong
Telephone: 852-29192628
Fax: 852-29192638
Newspapers for Company’s A Share disclosure:
China Securities Journal
Shanghai Securities News
Securities Times

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
4	Company Profile
CSRC’s Nominated Website for the Company’s Annual Report Disclosure:
www.sse.com.cn
Company’s H Share Disclosure Websites:
The Company’s website at www.e-chinalife.com
HKExnews website at www.hkexnews.hk
Location where the Company’s Annual Reports may be Obtained:
12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R.China

Stock Information:

A Share:	H Share:	ADR:
Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange
Short Name: China Life	Short Name: China Life	Stock Code: LFC
Stock Code: 601628	Stock Code: 2628
H Share Registrar and Transfer Office:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong
Depositary:
Deutsche Bank
60 Wall Street, New York, NY 10005
Domestic Legal Adviser:
King & Wood
International Legal Advisers:
Latham & Watkins
Debevoise & Plimpton LLP
Date of First Registeration of the Company:
30 June 2003
Initial Registered Address of the Company:
16 Chaowai Avenue, Chaoyang District, Beijing, P.R.China 100020
Date of Change of Registration of the Company:
21 October 2010
Current Registered Address of the Company:
16 Financial Street, Xicheng District, Beijing, P.R.China 100033

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Company Profile	5
Corporate Business Licence Serial Number:
100000000037965
Tax Registration Certificate Number:
11010271092841X
Organization Code:
71092841-X
Auditors of the Company:
Domestic Auditor:
PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company
Address: 11/F, PricewaterhouseCoopers Center, Corporate Avenue 2, 202 Hu Bin Road, Luwan District, Shanghai 200021, P.R.China
International Auditor:
PricewaterhouseCoopers
Address: 22/F, Prince’s Building, Central, Hong Kong

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
6	Financial Summary

	RMB million
					Under Hong Kong
	Under International Financial				Financial Reporting
	Reporting Standards (IFRS)				Standards (HKFRS)
Major Financial Data	2010	2009	Change	2008	2007	2006

For the year ended 2010
Total revenues	385,838	339,290	13.7%	300,385	191,372	147,311
Net premiums earned	318,088	275,077	15.6%	265,177	103,713	91,750
Benefits, claims and expenses	346,601	298,249	16.2%	280,370	146,390	121,706
Insurance benefits and claims	279,632	237,038	18.0%	231,949	76,288	68,420
Net profit before income tax expenses	41,008	41,745	-1.8%	19,959	45,391	25,605
Net profit attributable to equity holders of the Company	33,626	32,881	2.3%	19,137	38,879	19,956
Net cash inflow from operating activities	178,600	149,700	19.3%	126,077	122,854	80,352

As at 31 December 2010
Total assets	1,410,579	1,226,257	15.0%	987,493	933,704	764,395
Investment assets	1,336,245	1,172,145	14.0%	937,403	850,209	686,804
Total liabilities	1,200,104	1,013,481	18.4%	812,622	727,328	624,190
Total equity holders’ equity	208,710	211,072	-1.1%	173,947	205,500	139,665

Per share (RMB Yuan)
Earnings per share (basic and diluted)	1.19	1.16	2.3%	0.68	1.38	0.75
Equity holders’ equity per share	7.38	7.47	-1.1%	6.15	7.27	4.94
Net cash inflow from operating activities per share	6.32	5.30	19.3%	4.46	4.35	2.84

Major financial ratio
Weighted average ROE(%)	16.02	17.13	decrease of 1.11 percentage points	10.29	22.53	18.14
Ratio of assets and liabilities(%)	85.08	82.65	increase of 2.43 percentage points	82.29	77.90	81.66
Gross investment yield(%)	5.11	5.78	decrease of 0.67 percentage points	3.48	10.24	7.97

Note 1:	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.

Note 2:
Investment assets = Cash and cash equivalents + Securities at fair value through income + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits

Note 3:	Ratio of assets and liabilities = Total liabilities/Total assets

Note 4:
Gross investment yield =(Investment income + Net realised gains/(losses) on financial assets + Net fair value gains/(losses) through income - Business tax and extra charges for investment)/((Investment assets at the beginning of the period + investment assets at the end of the period)/2)

Note 5:	The Company adopted IFRS in 2009, and financial results of 2008 are adjusted in accordance with IFRS.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Chairman’s Statement	7
Yang Chao, Chairman
“Actively pursue a life insurance development path with China Life’s distinct characteristics, and continue to advance with the goal of establishing a first-class international life insurance company.”
In 2010, the Company adhered to the scientific concept of development and the overall strategy of “accelerating adjustments in business structure, strengthening basic infrastructure, continuously promoting the transformation of the mode of development”. The Company strived to turn challenges into opportunities, successfully overcame various obstacles, achieved steady growth in business and ongoing structural optimization, intensified management and internal control, improved profitability and continued to advance with the goal of establishing a first-class international life insurance company.
During the Reporting Period, the Company’s total revenues reached RMB385,838 million, increased by 13.7% from 2009. Net profit attributable to equity holders of the Company was RMB33,626 million, increased by 2.3% from 2009, and earnings per share (basic and diluted) were RMB1.19. As at the end of the Reporting Period, the Company’s total assets reached RMB1,410,579 million, increased by 15.0% from 2009. The Company’s embedded value was RMB298,099 million, increased by 4.5% from 2009. The Company’s net premiums earned reached RMB318,088 million, maintaining its leading position in the life insurance market of China.
The Board of Directors of the Company recommended the payment of a final dividend of RMB0.40 per share. This will come into effect after shareholders’ approval at the Annual General Meeting to be held on Friday, 3 June 2011.
In 2010, the Company was named in ‘Forbes Global 2000’, ranking No. 90, named in ‘Global 500’ by the Financial Times, ranking No. 41 among all the named enterprises and ranking No. 7 among all the named Chinese enterprises, and also named in ‘The Most Profitable 100 in Asia’ by the FinanceAsia, ranking No. 1 of all the named insurance companies. China Life Insurance (Group) Company, of which the Company is a core member, was named in ‘Fortune Global 500’, ranking No. 118.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
8	Chairman’s Statement
REVIEW OF 2010
Facing complex and volatile business trends and increasingly fierce market competition, the Company was persistent in maintaining development as its first priority, closely monitored the trends in life insurance market, and, while premiums in the industry increased rapidly, maintained firmly a leading position in the market through strengthening business development and accelerating the growth of regular premium business through both the exclusive individual agent channel and the bancassurance channel. While maintaining a steady and rapid growth in its business scale, the Company achieved significant positive results in making business structure adjustment and the percentage of renewal premiums continued to increase. For the Reporting Period, the Company’s net premiums earned reached RMB318,088 million, increased by 15.6% from 2009; first-year premiums increased by 12.0% from 2009, first-year regular premiums increased by 31.3% from 2009; renewal premiums increased by 21.4% from 2009; the percentage of first-year regular premiums in first-year premiums increased to 29.76% in 2010 from 25.38% in 2009; the percentage of accident insurance premiums in short-term insurance premiums increased to 51.13% in 2010 from 50.31% in 2009; and the percentage of renewal premiums in gross written premiums increased to 40.22% in 2010 from 38.20% in 2009. The new business value increased steadily to RMB19,839 million, increased by 12.0% from 2009. Underwriting quality of the Company was further enhanced, with the Policy Persistency Rate (14 months and 26 months)2 reaching 93.01% and 87.56%, respectively, and the Surrender Rate3 was 2.31%, a 0.23 percentage point decrease from 2009.
The Company adopted a proactive and prudent investment strategy, conducted an in-depth research and analysis on market trends, continued to optimize its asset portfolio, grasped market opportunities, actively allocated fixed-income investment products such as floating negotiated deposits, corporate bonds and subordinated debt, and seized opportunities at different stages to flexibly and actively engage in equity investments, so as to obtain preferable investment results. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,336,245 million, increased by 14.0% from 2009; the proportion of debt securities decreased from 49.68% in 2009 to 45.51% in 2010; the proportion of equity securities decreased from 15.31% in 2009 to 14.66% in 2010; and the proportion of term deposits increased from 29.43% in 2009 to 33.05% in 2010. For the Reporting Period, the Company’s gross investment yield was 5.11%. Moreover, the Company also seized strategic investment opportunities in the capital markets through its involvement in the strategic placement of the IPO of the Agricultural Bank of China and the placement of additional shares by Guangdong Development Bank, and actively expanded its alternative investment channels such as debt plan investments, so as to set an overall arrangement for the long-term development of its investment business.
With respect to the Company’s exclusive individual agent channel, the percentage of medium and long-term duration regular premium business continued to increase steadily, the duration structure of the insurance business became more balanced, its sustainable development capability was further strengthened, and the incentive effect from system building on the development of exclusive agent sales force gradually emerged. With respect to the group insurance channel, the Company was committed to increasing short-term insurance business market share, and intensified its efforts to expand the business from large accounts and large-scale projects and effectively boosted the growth of its collective annuity business. With respect to the bancassurance channel, the Company focused on improving the operating capability of bancassurance outlets, and has accomplished remarkable progress on business structure adjustments, resulting in further solidification of the Company’s market leading position. As at the end of the Reporting Period, the Company had approximately 706,000 exclusive agents and 14,200 direct sales representatives. The number of intermediary bancassurance outlets reached 97,000, with 44,000 sales representatives in total.

[2]
The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

[3]
The Surrender Rate = current surrender payment/(reserve of life insurance and long-term health insurance at the beginning of the period + current premium of life insurance and long-term health insurance).

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Chairman’s Statement	9
The Company proactively accelerated the systematic integration of its core business, provided quality basic services for policyholders, and established a company-wide rapid response system to handle major claims and to promptly fulfill its obligations under policy contracts. The Company also fully implemented uniform customer service standards, streamlined the customer notification service and strengthened customer relations management. The call answer rate of the Company’s customer service line 95519 reached 93.2%, and the success rate of the return-visit call on new policy through the exclusive individual agent channel improved to 87.7%. In addition, the Company moved forwards with the construction of its research center in Beijing and data center in Shanghai, to further centralize data management nation-wide. The Company’s website was named the “Best Website for Information Disclosure for a Listed Company”.
The Company continued to enhance the construction of its risk management and internal control system, unified its risk control standards and procedures, continued to comply with Section 404 of the U.S. Sarbanes-Oxley Act, integrated risk control measures into day-to-day operation with IT support, initiated credit-ranking management of its sales agents and improved its sales risk monitoring system. The routine audit conducted by the National Audit Office of the PRC was concluded smoothly, and the follow-up rectification work of the Company achieved effective progress. The Company comprehensively completed the strategic development of audit centers in six large regions (including Beijing) and carried out audits on economic liabilities and executions, special audits on operation compliance and supervision over effectiveness. The Company also comprehensively inspected weaknesses and material risks in its internal control, and established a relatively complete internal control and risk management system.
CORPORATE GOVERNANCE
To fully mobilize the functions of the Company’s specialized board committees and to strengthen the management over the utilization of insurance funds, the Board of Directors set up a Strategy and Investment Decision Committee on the basis of its Strategy Committee in accordance with relevant regulatory rules by CIRC, which further enhanced the Board’s ability to make scientific decisions. Mr. Anthony Francis Neoh joined the third session of the Board to serve as an independent director of the Company, providing professional advices and bringing valuable experiences to the Board’s strategic planning and risk management and control matters.
SOCIAL RESPONSIBILITY
The Company expanded the geographical coverage of its micro-insurance products to rural areas of 24 provinces and municipalities, and the total number of people covered by these products in 2010 has reached 13.8 million. The new rural pension insurance business achieved breakthroughs and the mode of new rural pension insurance was widely praised. The New Village Cooperative Medical Insurance Scheme covered 16 provinces and municipalities. The Basic Medical Insurance Program for Urban and Township Residents has been expanded to 10 provinces and municipalities, covering altogether more than 27 million residents. The Company donated more than RMB2 million to provinces including Jiangxi, Fujian, Jilin, Shaanxi and Hainan in flood relief. Through China Life Foundation, the Company donated RMB11 million to earthquake-stricken regions in Yushu, Qinghai Province, donated RMB1 million to mudslide-stricken regions in Zhouqu, Gansu Province, undertook to provide support for 459 orphans from Yushu and Zhouqu, donated RMB2 million to Yunnan Province and Guizhou Province for drought relief, successfully sponsored a variety of activities such as a photo exhibition for earthquake orphans from Wenchuan and China Life Summer Camp, and donated RMB1 million to China Female Health Care Fund, all of which received high commendations from the public.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
10	Chairman’s Statement
OUTLOOK
In 2011, the domestic insurance industry will continue to maintain a positive growth momentum. The implementation of “No. 2 Interpretation of Accounting Standard for Business Enterprises” will help the industry to expedite the transformation of its mode of development and will enhance its sustainable development capabilities. The implementation of new bancassurance regulatory rules will further enforce sales standards and decrease misrepresentation in sales practices, which will contribute to the long-term healthy development of the bancassurance market. The interest rate rise may help increase the Company’s investment yield. Nevertheless, with the strengthening of macro-control, heightened inflation and intensified market competition, business development and asset management of the Company will be affected to a certain extent.
In 2011, the Company will continue to implement its proactive competition strategy, accelerate the growth of its medium and long-term duration regular premium business, and keep optimizing its business structure. Furthermore, the Company will strive to solidify its market leading position, strengthen basic infrastructure to establish a standard management mode based on systems and procedures, and step up on innovation of new products, new sales channels and new services to establish a customer-oriented sales and service mode. The Company will actively seize upon investment opportunities to optimize asset allocation and make appropriate adjustments to its investment portfolios from time to time in the strive for the increase of its investment income. The Company will also strengthen risk management and control, and strictly comply with relevant rules and regulations in its active advancement on the development path of life insurance with China Life’s distinct characteristics.
Looking back, the development of the Company is similar to rowing upstream-one may fall behind by not moving forward or not moving fast enough. Only through active and rapid development was the Company able to maintain its standing and advance forward. Looking forward, as development opportunities do not last long and time is of the essence in grasping such opportunities, only with its persistent endeavours can the Company proceed smoothly on the path of life insurance sown with love, and achieve harmony and mutual promotion of customer interests, shareholder value, employee growth and corporate development.

By Order of the Board
Yang Chao
Chairman

Beijing, China
22 March 2011

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Management Discussion and Analysis	11

From left to right: Mr. Xu Hengping, Mr. Miao Ping, Mr. Zhou Ying, Ms. Liu Yingqi, Mr. Wan Feng, Mr. Lin Dairen, Mr. Liu Jiade, Mr. Su Hengxuan, Ms. Hwei-Chung Shao
I	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
1.	Total Revenues

	RMB million
For the year ended 31 December	2010	2009

Net premiums earned	318,088	275,077
Individual life insurance business	302,753	261,694
Group life insurance business	468	189
Short-term insurance business	14,867	13,194
Investment income	48,872	38,890
Net realized gains on financial assets	15,841	21,244
Net fair value gains through income	280	1,449
Other income	2,757	2,630

Total	385,838	339,290

Net Premiums Earned
1	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business increased by 15.7% from 2009. This was primarily due to the increase in first-year regular premiums and renewal premiums.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
12	Management Discussion and Analysis
2	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 147.6% from 2009. This was primarily due to a considerable increase in premiums from group term life insurance products and whole life insurance products.

3	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 12.7% from 2009. This was primarily due to our increased efforts on the development for short-term accident insurance business.

	RMB million
	Gross written premiums
	2010	2009

Individual Life Insurance Business	302,781	261,715
First-year business	174,808	156,293
Single	122,659	116,586
First-year regular	52,149	39,707
Renewal business	127,973	105,422
Group Life Insurance Business	473	190
First-year business	469	183
Single	459	178
First-year regular	10	5
Renewal business	4	7
Short-term Insurance Business	14,975	14,065
Short-term accident insurance business	7,657	7,076
Short-term health insurance business	7,318	6,989

Total	318,229	275,970

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Management Discussion and Analysis	13
Investment Income

	RMB million
For the year ended 31 December	2010	2009

Investment income from securities at fair value through income	126	335
Investment income from available-for-sale securities	20,173	16,688
Investment income from held-to-maturity securities	10,538	9,882
Investment income from term deposits	16,363	10,805
Investment income from loans	1,583	1,172
Other investment income	89	8

Total	48,872	38,890

1	Investment Income from Securities at Fair Value through Income

During the Reporting Period, investment income from securities at fair value through income decreased by 62.4% from 2009. This was primarily due to a decrease in interest income from debt securities at fair value through income.

2	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 20.9% from 2009. This was primarily due to an increase in dividends from available-for-sale funds and an increase in interest income from available-for-sale debt securities.

3	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 6.6% from 2009. This was primarily due to the increased volume of investment in debt securities.

4	Investment Income from Term Deposits

During the Reporting Period, investment income from term deposits increased by 51.4% from 2009. This was primarily due to the increased volume of deposits and an increase in the floating interest rates of deposits.

5	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 35.1% from 2009. This was primarily due to the increased volume of policy loans business.
Net Realized Gains on Financial Assets
During the Reporting Period, net realized gains on financial assets decreased by 25.4% from 2009. This was primarily due to a decrease in income from the buy-sale price differential in the trading of available-for-sale debt securities and stocks resulting from the fluctuation in the capital markets.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
14	Management Discussion and Analysis
Net Fair Value Gains Through Income
During the Reporting Period, net fair value gains through income decreased by 80.7% from 2009. This was primarily due to a decrease in unrealized profit from stocks and funds at fair value through income resulting from the fluctuation in the capital markets.
Other Income
During the Reporting Period, other income increased by 4.8% from 2009. This was primarily due to an increase in income from asset management fees of the AMC.
(2)	Benefits, Claims and Expenses

	RMB million
For the year ended 31 December	2010	2009

Insurance benefits and claims
Individual life insurance business	270,341	228,968
Group life insurance business	551	262
Short-term insurance business	8,740	7,808
Investment contract benefits	1,950	2,142
Policyholder dividends resulting from participation in profits	13,224	14,487
Underwriting and policy acquisition costs	27,256	22,936
Administrative expenses	20,285	18,719
Other operating expenses	3,655	2,390
Statutory insurance fund contribution	599	537

Total	346,601	298,249

Insurance Benefits and Claims
1	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims attributable to individual life insurance business increased by 18.1% from 2009. This was primarily due to an increase in business volume and the accumulation of insurance liabilities.

2	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims attributable to group life insurance business increased by 110.3% from 2009. This was primarily due to an increase in claims payments resulting from an increase in the volume of one-year term insurance products.

3	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims attributable to short-term insurance business increased by 11.9% from 2009. This was primarily due to an increase in business volume.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Management Discussion and Analysis	15
Investment Contract Benefits
During the Reporting Period, investment contract benefits decreased by 9.0% from 2009. This was primarily due to a decrease in investment yield resulting from the fluctuation in the capital markets.
Policyholder Dividends Resulting from Participation in Profits
During the Reporting Period, policyholder dividends resulting from participation in profits decreased by 8.7% from 2009. This was primarily due to a decrease in investment yield for participating products.
Underwriting and Policy Acquisition Costs
During the Reporting Period, underwriting and policy acquisition costs increased by 18.8% from 2009. This was primarily due to business development and adjustment of business structure.
Administrative Expenses
During the Reporting Period, administrative expenses increased by 8.4% from 2009. This was primarily due to business development.
Other Operating Expenses
During the Reporting Period, other operating expenses increased by 52.9% from 2009. This was primarily due to an increase in foreign exchange losses, interest payment for accumulated dividends and interest payment for securities sold under agreements to repurchase.
(3)	Profit Before Income Tax

	RMB million
For the year ended 31 December	2010	2009

Individual life insurance business	37,690	39,769
Group life insurance business	740	467
Short-term insurance business	385	420
Other business	2,193	1,089

Total	41,008	41,745

1	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business decreased by 5.2% from 2009. This was primarily due to an increase in underwriting cost.

2	Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business increased by 58.5% from 2009. This was primarily due to favorable adjustment of group insurance business structure.

3	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business decreased by 8.3% from 2009. This was primarily due to increased market competition and an increase in claims payments.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
16	Management Discussion and Analysis
(4)	Income Tax

During the Reporting Period, income tax of the Company was RMB7,197 million, a 17.4% decrease from 2009. This was primarily due to an increase in non-taxable income. Our effective tax rate for 2010 was 17.55%.

(5)	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB33,626 million, a 2.3% increase from 2009. This was primarily due to the Company’s steady business development, optimization of its business structure and appropriate allocation of its investment assets.

II	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(1)	Major Assets

	RMB million
	As at 31	As at 31
	December 2010	December 2009

Investment assets	1,336,245	1,172,145
Term deposits	441,585	344,983
Held-to-maturity securities	246,227	235,099
Available-for-sale securities	548,121	517,499
Securities at fair value through income	9,762	9,133
Cash and cash equivalents	47,854	36,197
Loans	36,543	23,081
Statutory deposits-restricted	6,153	6,153
Other assets	74,334	54,112

Total	1,410,579	1,226,257

Term Deposits
As at the end of the Reporting Period, term deposits increased by 28.0% from 2009. This was primarily due to our increased efforts for investment in negotiated deposits with floating interest rates.
Held-to-Maturity Securities
As at the end of the Reporting Period, held-to-maturity securities increased by 4.7% from 2009. This was primarily due to an increase in the volume of held-to-maturity debt securities.
Available-for-Sale Securities
As at the end of the Reporting Period, available-for-sale securities increased by 5.9% from 2009. This was primarily due to an increase in the volume of available-for-sale funds and debt securities.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Management Discussion and Analysis	17
Securities at Fair Value Through Income
As at the end of the Reporting Period, securities at fair value through income increased by 6.9% from 2009. This was primarily due to the increased volume of debt securities at fair value through income.
Cash and Cash Equivalents
As at the end of the Reporting Period, cash and cash equivalents increased by 32.2% from 2009. This was primarily due to the investment assets allocation and liquidity management demand.
Loans
As at the end of the Reporting Period, loans increased by 58.3% from 2009. This was primarily due to an increase in the demand of policy loans.
As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

	RMB million
	As at 31 December 2010		As at 31 December 2009
	Amount	Percentage	Amount	Percentage

Cash and cash equivalents	47,854	3.58%	36,197	3.09%
Term deposits	441,585	33.05%	344,983	29.43%
Bonds	608,192	45.51%	582,315	49.68%
Funds	96,329	7.21%	76,367	6.52%
Common stocks	99,580	7.45%	103,038	8.79%
Other investment form	42,705	3.20%	29,245	2.49%

Total	1,336,245	100%	1,172,145	100%

(2)	Major Liabilities

	RMB million
	As at 31	As at 31
	December 2010	December 2009

Insurance contracts	1,018,135	818,164
Investment contracts	70,171	67,326
Securities sold under agreements to repurchase	23,065	33,553
Policyholder dividends payable	52,828	54,587
Annuity and other insurance balances payable	8,275	5,721
Deferred tax liabilities	11,776	16,361
Other liabilities	15,854	17,769

Total	1,200,104	1,013,481

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
18	Management Discussion and Analysis
Insurance Contracts
As at the end of the Reporting Period, liabilities of insurance contracts increased by 24.4% from 2009. This was primarily due to an increase in insurance business volume and the accumulation of insurance liabilities. As at the balance sheet date, the Company’s reserves for insurance contracts satisfied liability adequacy testing.
Investment Contracts
As at the end of the Reporting Period, account balance of investment contracts increased by 4.2% from 2009. This was primarily due to an increase in business volume.
Securities sold under agreements to repurchase
As at the end of the Reporting Period, securities sold under agreements to repurchase decreased by 31.3% from 2009. This was primarily due to the liquidity management demand.
Policyholder Dividends Payable
As at the end of the Reporting Period, policyholder dividends payable decreased by 3.2% from 2009. This was primarily due to a decrease in unrealized profit of available-for-sale securities and the Company’s payment for policy dividends.
Annuity and Other Insurance Balances Payable
As at the end of the Reporting Period, annuity and other insurance balances payable increased by 44.6% from 2009. This was primarily due to the accumulation of insurance liabilities.
Deferred Tax Liabilities
As at the end of the Reporting Period, deferred tax liabilities decreased by 28.0% from 2009. This was primarily due to a decrease in unrealized profit of available-for-sale securities.
(3)	Equity Holders’ Equity
As at the end of the Reporting Period, equity holders’ equity was RMB208,710 million, decreased by 1.1% from 2009. This was primarily due to a decrease of the fair value of available-for-sale securities resulting from the fluctuation in the capital markets and distribution of dividends to equity holders last year.
III	ANALYSIS OF CASH FLOW
(1)	Liquidity Sources
Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.
Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB 47,854 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB 441,585 million.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Management Discussion and Analysis	19
Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB 606,269 million, while investments in equity securities had a fair value of RMB195,918 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.
(2)	Liquidity Uses
Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.
We believe that our sources of liquidity are sufficient to meet our current cash requirements.
(3)	Consolidated Cash Flows

	RMB million
For the year ended 31 December	2010	2009

Net cash inflow from operating activities	178,600	149,700
Net cash outflow from investing activities	(135,937)	(163,751)
Net cash (outflow)/inflow from financing activities	(30,681)	16,167
Foreign currency losses on cash and cash equivalents	(325)	(4)

Net increase of cash and cash equivalents	11,657	2,112

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities increased by 19.3% from 2009. This was primarily due to an increase of written premiums and a decrease of claims payments. Net cash outflow from investment activities decreased by 17.0% from 2009. This was primarily due to the demand of investment management. The change of net cash (outflow)/inflow from financing activities was primarily due to an increase in distributions of cash dividends last year and the demand of liquidity management.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
20	Management Discussion and Analysis
IV	SOLVENCY RATIO

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as of 31 December 2010:

	RMB million
	As at 31	As at 31
	December 2010	December 2009

Actual capital	123,769	147,119
Minimum capital	58,385	48,459
Solvency ratio	211.99%	303.59%
The decrease of our solvency ratio was primarily due to business development of the Company, dividends distribution to equity holders last year and the fluctuation in the capital markets.
V	BUSINESS OPERATIONS OF OUR SUBSIDIARIES AND AFFILIATES DURING THE REPORTING PERIOD

	RMB million
		Registered		Total	Net	Net
Name	Business Scope	Capital	Shareholding	Assets	Assets	Profit
China Life Asset Management Company Limited	Management and utilization of owned capital and insurance funds; entrusted capital management; consulting business relevant to the assets management business; other assets management business permitted by applicable PRC laws and regulations	3,000	60%	4,650	3,942	493

China Life Pension Company Limited	Group and individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance business; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by CIRC	2,500	87.4% is held by us, and 4.8% is held by AMC	2,257	2,082	(194)

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health and accident insurance; reinsurance of the above insurance business	4,000	40%	15,106	2,932	613

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Management Discussion and Analysis	21
VI	FUTURE PROSPECT AND RISK ANALYSIS
In 2011, under the Company’s guidelines of “transforming the development mode, accelerating business development, deeping reform, strengthening the groundwork and operating in compliance with regulations”, the Company actively pursued a life insurance development path with China Life characteristics, strived to develop soundly and rapidly, and laid a solid foundation for the Company to realize its objectives under the “Twelfth Five-Year Plan”. The major risk factors which may have an impact on the Company’s future development strategy and business objectives include:
1.	Macro economic policy risks

The new round of quantitative easy monetary policy of the U.S. will release a large quantity of liquidity worldwide. As a result, China may face a lot of pressure in a variety of aspects such as exports, exchange rate and inflation, etc, and encounter more risks and difficulties in macro economic control. In 2011, the monetary policy of China will turn from “moderately relaxed” to “moderate”, and the macro control policy will be more focused, flexible and effective. Therefore, it is possible that adjustment to the macro economic policy will be intensified as the economic environment evolves. Changes in financial and monetary policies may have considerable impact on the financial market, which may in turn affect business development and assets management of the Company.

2.	Business development risks

In 2011, with ongoing adjustments, the world economy will continue to rebound. However, the basis of the rebound is still weak and unstable and uncertain factors may hold back the rebound. Although China has taken the lead in economic recovery and its economy gradually returns to normal growth, it becomes more difficult, to a certain extent, for the Company to further adjust and optimize its business structure while preserving business growth at a steady rate because of concerns of inflation, asset bubbles and unbalanced economic structure. As other insurance companies keep expanding their business, if the industry moves along at a relatively quick pace, the Company may have to appropriately accelerate its business growth in order to maintain its advantageous market position. This may affect certain business structure optimization goals and the improvement of profit levels.

3.	Investment risks

Because of the complexity and uncertainty of both the domestic and international economic environment, capital markets may experience more fluctuations and volatility, which will make the investment of insurance assets more difficult. As such, the investment proceeds and book value of assets of the Company may be affected. As China gradually expands the investment channels of insurance funds, the Company may invest some of its insurance funds through these new investment channels or utilize new investment vehicles, which may have certain impact on the Company’s investment income and book value of assets. Moreover, some of the Company’s assets are held in foreign currencies. The value of the Company’s foreign currency denominated assets may be adversely affected by exchange rate movements.

In 2011, the Company will further transform its mode of development, expedite its business development and focus on the improvement of market competitiveness in urban areas. The Company plans to increase its premium income in 2011 by more than 10%. However, given the above-mentioned risk factors, the Company’s business development faces a complex external operating environment. In addition, since competition in the insurance industry has intensified, the Company will need to properly adjust its business development objectives in accordance with market trends in a timely manner, such that it can efficiently respond to challenges from market competitors and maintain its leading market position. Meanwhile, the Company will optimize resource allocation, intensify control on its costs, and devote more effort into team building and significant business sectors, thereby improving the Company’s profitability and sustainable development capability. The Company expects that it will have sufficient capital for 2011 to meet its insurance business expenditures and general new investment needs. The Company will make corresponding arrangements in accordance with market conditions to facilitate the implementation of its development strategy.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
22	Changes in Share Capital and Shareholdings of Substantial Shareholders
(1)	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

The lock-up of 19,323,530,000 shares (A share) held by CLIC, the controlling shareholder of the Company, has expired on 11 January 2010. The changes in shares with selling restrictions are set out below:

Unit: Shares

	Number of shares	Number of shares	Number of	Number of shares
	subject to selling	released from	additional shares	subject to selling
	restrictions at the	selling restrictions	subject to selling	restrictions at
	beginning of the	in the Reporting	restrictions in the	the end of the	Reason for	Date of release of
Name of shareholder	Reporting Period	Period	Reporting Period	Reporting Period	selling restrictions	selling restrictions
China Life Insurance (Group) Company	19,323,530,000	19,323,530,000	—	—	The controlling shareholder had agreed to a	11 January 2010
lock-up period of 36 months from 9 January
2007, the date of listing of the Company's A
shares on the SSE

Total	19,323,530,000	19,323,530,000	—	—	/	/
(2)	ISSUE AND LISTING OF SECURITIES

As at the end of the Reporting Period, the Company had not issued any securities in the last three years. During the Reporting Period, there was no change in the total number of shares and the share structure of the Company due to bonus issues or placings, nor were there any internal employees’ shares.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Changes in Share Capital and Shareholdings of Substantial Shareholders	23
(3)	INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLERS
1.	Number of shareholders and their shareholding
Unit: Shares

Total number of shareholders at the end of the Reporting Period	No. of A shareholders: 255,842
No. of H shareholders: 36,354
Particulars of top ten shareholders of the Company

				Increase/decrease	Number of shares	Number of
	Nature of	Percentage of	Total number	during the	subject to selling	pledged or
Name of shareholder	shareholder	shareholding	of shares held	Reporting Period	restrictions	lock-up shares
China Life Insurance (Group) Company	State-owned corporate shareholder	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited Note 1	Foreign shareholder	25.66%	7,252,985,276	-19,476,964	—	—
State Development & Investment Corporation Note 2	Other	0.18%	49,800,000	—	—	—
China National Investment & Guaranty Co., Ltd Note 2	Other	0.10%	29,200,000	-250,014	—	—
Agriculture Bank of China-China Post Core Growth Stock Securities Investment Fund	Other	0.09%	26,620,600	18,166,778	—	—
UBS AG	Foreign Corporation	0.09%	24,304,345	6,970,956	—	—
China Pacific Life Insurance Co., Ltd.- Tradition-Ordinary Insurance Products	Other	0.07%	20,332,882	-4,200,000	—	—
Guotai Jun’an-China Construction Bank-The Hongkong and Shanghai Banking Corporation Limited	Other	0.07%	20,069,517	13,838,960	—	—
China National Nuclear Corporation Note 2	Other	0.07%	20,000,000	—	—	—
IFC-Standard Chartered-GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD	Other	0.07%	19,135,945	3,009,206	—	—

Details of shareholders	Note 1:	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE does not required such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

	Note 2:	The State Development & Investment Corporation, China National Investment & Guaranty Co., Ltd. and China National Nuclear Corporation have become the top 10 shareholders of the Company through the strategic placement during the initial public offering of A shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.

	Note 3:	The Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
24	Changes in Share Capital and Shareholdings of Substantial Shareholders
2.	Information relating to the Controlling Shareholder and Effective Controller

The controlling shareholder of the Company is CLIC, and its relevant information is set out below:

	Legal	Registered	Date of
Name of company	representative	capital	incorporation	Main Business
CLICNote	Yang Chao	4.6 billion	21 July 2003	Life insurance, health insurance, accident and other types of personal insurance; re-insurance of life insurance business; businesses for use of funds that are permitted under the national laws and regulations or approved by the State Council; all kinds of personal insurance services, consulting and agency services; other businesses approved by the CIRC.

Note:
CLIC was formerly known as China Life Insurance Company, a company approved and formed by the State Council in January 1999. With the approval of the CIRC in 2003, China Life Insurance Company was restructured as CLIC.

The effective controller of the Company is the Ministry of Finance of the People’s Republic of China. The equity and controlling relationship between the Company and its effective controller is set out below:
During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company. As at the end of the Reporting Period, there was no other corporate shareholder holding more than 10% of the shares in the Company.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Changes in Share Capital and Shareholdings of Substantial Shareholders	25
(4)	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS
So far as is known to any Directors, Supervisors and the chief executive of the Company, as at 31 December 2010, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the SFO), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

					Percentage of	Percentage of
			Number of		the respective	the total number
Name of substantial shareholder	Capacity	Type of shares	shares held		type of shares	of shares in issue
CLIC	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%	68.37%

JPMorgan Chase & Co. (Note 1)	Beneficial owner,	H Shares	431,986,730	(L)	5.81%	1.53%
	investment manager and		81,044,814	(S)	1.09%	0.29%
	custodian corporation/approved		225,971,835	(P)	3.04%	0.80%
	lending agent

Blackrock, Inc. (Note 2)	Interest of corporation	H Shares	416,986,883	(L)	5.60%	1.48%
	controlled by		22,851,712	(S)	0.31%	0.08%
	Blackrock, Inc.
The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(Note 1):
JPMorgan Chase & Co. was interested in a total of 431,986,730 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JPMorgan Asset Management (Japan) Limited, JF Asset Management Limited, J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc., JPMorgan Asset Management (Taiwan) Limited, JF International Management Inc., JPMorgan Asset Management (Singapore) Limited and J.P. Morgan GT Corporation were interested in 225,975,835 H shares, 7,734,372 H shares, 19,361,380 H shares, 221,000 H shares, 79,177,000 H shares, 35,475,900 H shares, 58,712,243 H shares, 3,911,000 H shares, 769,000 H shares, 129,000 H shares and 520,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 431,986,730 H shares are 225,971,835 H shares (3.04%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests Securities Borrowing and Lending) Rules.

In addition, JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV, SFO in 81,044,814 H shares (1.09%).

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
26	Changes in Share Capital and Shareholdings of Substantial Shareholders

(Note 2):
Blackrock, Inc. was interested in a total of 416,986,883 H shares in accordance with the provisions of Part XV, SFO. Of these shares, BlackRock Investment Management, LLC., BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC., BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock International Ltd., Blackrock Advisors UK Ltd., BlackRock Asset Management Ireland Ltd, BlackRock Investment Management (LUX), BlackRock Fund Managers Ltd and BlackRock Asset Management Deutschland AG were interested in 5,091,088 H shares, 411,895,795 H shares, 299,746,735 H shares, 222,539,735 H shares, 16,738,535 H shares, 488,000 H shares, 119,000 H shares, 218,605 H shares, 24,967,882 H shares, 4,375,000 H shares, 4,659,000 H shares, 51,340,058 H shares, 7,905,980 H shares, 504,000 H shares and 833,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Blackrock, Inc.

Blackrock, Inc. held by way of attribution a short position as defined under Part XV, SFO in 22,851,712 H shares (0.31%).
Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 31 December 2010, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Directors, Supervisors, Senior Management and Employees	27

I	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
1.	Current Directors

										Total
										emolument	Whether
									Other benefits,	received from	receiving
					Number				social security,	the Company in	remuneration
					of shares	Number of			and housing	the Reporting	and allowance
					held at the	shares held			provident fund	Period in RMB	from
					beginning of	at the end of	Reason for	Remuneration	paid by the	ten thousands	shareholders or
Name	Position	Gender	Age	Term	the year	the year	changes	paid/fee	Company	(Before tax)	other associates
Yang Chao	Chairman, Executive Director	Male	61	Since 25 May 2009	0	0	/	77.46	38.59	116.05	No
Wan Feng	Executive Director	Male	52	Since 25 May 2009	0	0	/	73.44	36.12	109.56	Yes (Paid to the Company)
Lin Dairen	Executive Director	Male	52	Since 25 May 2009	0	0	/	69.36	34.15	103.51	No
Liu Yingqi	Executive Director	Female	52	Since 25 May 2009	0	0	/	69.36	35.99	105.35	No
Miao Jianmin	Non-executive Director	Male	46	Since 25 May 2009	0	0	/	0	0	0	Yes
Shi Guoqing	Non-executive Director	Male	59	Since 25 May 2009	0	0	/	0	0	0	Yes
Zhuang Zuojin	Non-executive Director	Female	59	Since 25 May 2009	0	0	/	0	0	0	Yes
Ma Yongwei	Independent Director	Male	69	Since 25 May 2009	0	0	/	0	0	0	No
Sun Changji	Independent Director	Male	69	Since 25 May 2009	0	0	/	0	0	0	No
Bruce Douglas Moore	Independent Director	Male	62	Since 25 May 2009	0	0	/	32.00	0	32.00	No
Anthony Francis Neoh	Independent Director	Male	65	Since 21 June 2010	0	0	/	17.50	0	17.50	No

Total	/	/	/	/	0	0	/	/	/	483.97	/

Notes:

1.
According to the Procedural Rules for Board of Directors Meetings of China Life Insurance Company Limited, Directors serve for a term of three years and may be re-elected. However, Independent Directors may not be re-elected for more than six years.

2.
The positions of the Directors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on the terms of office during the Reporting Period.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
28	Directors, Supervisors, Senior Management and Employees
3.
On 4 June 2010, Mr. Anthony Francis Neoh was appointed as an Independent Director of the Company in the Annual General Meeting for the year 2009. On 21 June 2010, CIRC approved the appointment of Mr. Anthony Francis Neoh as an Independent Director of the Company.

4.	According to the relevant rules and regulations of China, Mr. Ma Yongwei and Mr. Sun Changji, Independent Directors, have not received any emoluments from the Company during the Reporting Period.
5.
According to the relevant rules and regulations of China, the final amount of emoluments of the Chairman and Executive Directors is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

2.	Current Supervisors

										Total
										emolument	Whether
									Other benefits,	received from	receiving
					No. of				social security,	the Company in	remuneration
					shares	No. of			and housing	the Reporting	and allowance
					held at the	shares held			provident fund	Period in RMB	from
					beginning of	at the end of	Reason for	Remuneration	paid by the	ten thousands	shareholders or
Name	Position	Gender	Age	Term	the year	the year	changes	paid/fee	Company	(Before tax)	other associates
Xia Zhihua	Chairperson of the Supervisory Committee	Female	55	Since 25 May 2009	0	0	/	69.36	34.18	103.54	No
Shi Xiangming	Supervisor	Male	52	Since 25 May 2009	0	0	/	58.78	29.19	87.97	No
Yang Hong	Employee Representative Supervisor	Female	44	Since 25 May 2009	0	0	/	56.22	28.98	85.20	No
Wang Xu	Employee Representative Supervisor	Male	44	Since 25 May 2009	0	0	/	56.22	27.25	83.47	No
Tian Hui	Supervisor	Male	59	Since 25 May 2009	0	0	/	15.00	0	15.00	No

Total	/	/	/	/	0	0	/	/	/	375.18	/

Notes:

1.	Pursuant to the Articles of Association, Supervisors serve for a term of three years and may be re-elected.

2.
The positions of the Supervisors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on the terms of office during the Reporting Period.

3.
According to the relevant rules and regulations of China, the final amount of emoluments of the Chairperson of the Supervisory Committee is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Directors, Supervisors, Senior Management and Employees	29
3.	Current Senior Management

										Total
										emolument	Whether
									Other benefits,	received from	receiving
					Number				social security,	the Company in	remuneration
					of share	Number of			and housing	the Reporting	and allowance
					held at the	share held at			provident fund	Period in RMB	from
					beginning of	the end of	Reason for	Remuneration	paid by the	ten thousands	shareholders or
Name	Capacity	Gender	Age	Term	the year	the year	changes	paid	Company	(Before tax)	other associates
Wan Feng	President	Male	52	Since September 2007	0	0	/	73.44	36.12	109.56	Yes (Paid to the Company)
Lin Dairen	Vice President	Male	52	Since August 2003	0	0	/	69.36	34.15	103.51	No
Liu Yingqi	Vice President, Board Secretary	Female	52	Since January 2006	0	0	/	69.36	35.99	105.35	No
Liu Jiade	Vice President	Male	48	Since August 2003	0	0	/	69.36	36.08	105.44	Yes (Paid to the Company)
Zhou Ying	Vice President	Male	57	Since August 2008	0	0	/	69.36	34.15	103.51	No
Su Hengxuan	Vice President	Male	48	Since August 2008	0	0	/	69.36	35.42	104.78	No
Miao Ping	Vice President	Male	52	Since December 2009	0	0	/	69.36	32.74	102.10	No
Hwei-Chung Shao	Chief Actuary	Female	57	Since March 2007	0	0	/	271.15	67.03	338.18	No
Xu Hengping	Chief Operating Officer	Male	52	Since August 2010	0	0	/	30.42	11.75	42.17	No

Total	/	/	/	/	0	0	/	/	/	1,114.60	/

Notes:

1.
The positions of the members of the Senior Management in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on the terms of office during the Reporting Period.

2.
At the eighth meeting of the third session of the Board of Directors convened on 25 August 2010, the Board has passed the “Resolution in relation to the nomination of Mr. Xu Hengping as the Chief Operating Officer of China Life Insurance Company Limited”.

3.
According to the relevant rules and regulations of China, the final amount of emoluments of the Senior Management is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
30	Directors, Supervisors, Senior Management and Employees
4.	Re-Designation and Retirement of Directors, Supervisors and Senior Management during the Reporting Period

Total emolument
received from the
					Company in the	Whether receiving
					Reporting Period	remuneration and
					in RMB ten	allowance from
					thousands	shareholders or
Name	Previous Position	Gender	Age	Term	(Before tax)	other associates	Reason for changes
Sun Shuyi	Independent	Male	70	25/05/2009 —	0	No	Retired because of the expiration
	Director			30/06/2010			of his term as a director
Total	/	/	/	/	0	/	/
Note:

According to the relevant rules and regulations of China, Mr. Sun Shuyi, an Independent Director, has not received any emoluments from the Company during the Reporting Period.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Directors, Supervisors, Senior Management and Employees	31
DIRECTORS
Mr. Yang Chao, born in 1950, Chinese
Mr. Yang became the Chairman of the Company in July 2005, the President of China Life Insurance (Group) Company in May 2005 and the Chairman of China Life Property and Casualty Insurance Company Limited in December 2006. Between May 2005 and January 2006, he was the General Manager of the Company. Between 2000 and 2005, Mr. Yang was the Chairman and General Manager of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Mr. Yang graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, majoring in English and Business Administration, and obtained a Master’s degree in Business Administration. Mr. Yang, a Senior Economist, has more than 30 years of experience in the insurance and banking industries, and was awarded special allowance by the State Council. He is currently the Vice President of National Association of Financial Market Institutional Investors, the Chairman of the Chairmanship of China Federation of Industrial Economics, a member of Shanghai International Financial Center Construction Advisory Committee, a member of Association for Relations Across the Taiwan Straits, and the Vice President of China Silver Industry Association.
Mr. Wan Feng, born in 1958, Chinese
Mr. Wan became the President of the Company in September 2007, and at the same time he became the Vice President of China Life Insurance (Group) Company, a Director of China Life Asset Management Company Limited, a Director of China Life Property and Casulty Insurance Company Limited, a Director of China Life Pension Company Limited, and a Director of Guangdong Development Bank Company Limited. He became an Executive Director of the Company from June 2006 and served as a Vice President of the Company from 2003. On 31 January 2007, it was resolved by the Board of Directors to authorize Mr. Wan Feng to be responsible for the day-to-day operations and management of the Company. Mr. Wan received a BA degree in Economics from Jilin College of Finance and Trade, a MBA from Open University of Hong Kong, and a Doctorate in Finance from Nankai University in Tianjin. Having worked with the Company’s Jilin Branch, the Company’s Shenzhen Branch, the Company’s Hong Kong Branch and Hong Kong Taiping Life Insurance Company, he has accumulated 29 years of experience in the life insurance industry. Mr. Wang, a Senior Economist, was awarded special allowance by the State Council. He is currently Director of the China Life Foundation, Deputy Director of the China Association of Actuaries, Deputy Director of the Insurance Association of China, Executive Director of the Insurance Institute of China and Director of the China Insurance Guarantee Fund Committee.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
32	Directors, Supervisors, Senior Management and Employees
Mr. Lin Dairen, born in 1958, Chinese
Mr. Lin became an Executive Director of the Company on 27 October 2008. Mr. Lin served as the Vice President of the Company since 2003 and served as the Executive Director and President of China Life Pension Company Limited from November 2006. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute. Mr. Lin, a Senior Economist, has worked in the life insurance industry for 29 years and has accumulated extensive experience in operation and management. He is currently the Executive Director of the Insurance Institute of China, the Executive Director of the Labor Institute of China and the Executive Director of Peking University China Center for Insurance and Social Security Research.
Ms. Liu Yingqi, born in 1958, Chinese
Ms. Liu became an Executive Director of the Company on 27 October 2008. Ms. Liu served as the Vice President of the Company since January 2006 and acted as Board Secretary from 30 May 2008. Ms. Liu became a Director of China Life Pension Company Limited in November 2006. Ms. Liu was the Chairperson of the Supervisory Committee of the Company between August 2003 and January 2006. Ms. Liu graduated with a BA in Economics from Anhui University in 1982. Ms. Liu has over 24 years of experience in operation and management of the life insurance business and in insurance administration. Ms. Liu, a Senior Economist, has extensive experience in operation and management. She is currently the Director of the Insurance Institute of China.
Mr. Miao Jianmin, born in 1965, Chinese
Mr. Miao Jianmin became a Non-executive Director of the Company on 27 October 2008. Mr. Miao became a Vice President of China Life Insurance (Group) Company in December 2005. Currently he also serves as the Chairman of both China Life Asset Management Company Limited and China Life Franklin Asset Management Company Limited, the Chinese Alternate Representative of ABAC (APEC Business Advisory Council), the Director of the Insurance Association of China, the Director of China Finance 40 Forum and a member of the expert panel for the planning of the People’s Bank of China’s “12th Five-year Program for Development and Reform of the Financial Industry”. He was awarded special allowance by the State Council. In 2009, he was named as a “State-level Candidate for the New Century Talents Project” and one of the “60 People in China Insurance Industry in the 60-year History of New China”. Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a major in money and banking. He studied in the Insurance Faculty of Central University of Finance and Economics from 1982 to 1986. Mr. Miao is a Senior Economist.
Mr. Shi Guoqing, born in 1952, Chinese
Mr. Shi became a Non-executive Director of the Company in 2004. Mr. Shi is also the Vice President of China Life Insurance (Group) Company from August 2003, the Chairman of China Life Insurance (Overseas) Co., Ltd., Director of Beijing Oriental Plaza Company Limited, Director of Hong Kong Huiyen Holding Company Limited, Director of China World Trade Center Limited, Director of China World Trade Center Company Limited, Director of China World Trade Investments Limited, Chairman of Shanghai PICC Tower Limited and Director of Shanghai Lujiazui Finance & Trade Zone United Development Co., Ltd. Mr. Shi graduated from Foreign Trade and Business College of Beijing in 1976. Mr. Shi, a Senior Economist, has over 30 years of experiences in the insurance industry, and has accumulated extensive experiences both in the operation and management of insurance businesses.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Directors, Supervisors, Senior Management and Employees	33
Ms. Zhuang Zuojin, born in 1951, Chinese
Ms. Zhuang became a Non-executive Director of the Company from June 2006, and served as the Vice President of China Life Insurance (Group) Company from August 2003, and the Director of China Life Asset Management Company Limited from June 2004. She acted as a Director of China Life Franklin Asset Management Company Limited from May 2006. Ms. Zhuang graduated from Correspondence College of CCP School, majoring in Economics and Management, and studied Probability and Statistics (major in Insurance Actuary) in Zhejiang University from September 1998 to January 2000. Ms. Zhuang, a Senior Accountant, has worked in the insurance industry for over 30 years, and has accumulated extensive experiences both in the operation and management of insurance businesses. She is currently the Vice President of Financial Accounting Society of China.
Mr. Ma Yongwei, born in 1942, Chinese
Mr. Ma became an Independent Director of the Company in 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the Chairman of CIRC from 1998 to 2002. From 1996 to 1998, he served as the Chairman and General Manager of former China Insurance Group Company. From 1994 to 1996, he served as the Chairman and General Manager of the former People’s Insurance Company of China. From 1984 to 1994, Mr. Ma served as Governor of the Agricultural Bank of China. Mr. Ma graduated from the Finance Department of Liaoning Finance and Economic University in 1966. Mr. Ma, a Researcher, has over 38 years of experience in the banking industry and the insurance industry.
Mr. Sun Changji, born in 1942, Chinese
Mr. Sun became an Independent Director of the Company in May 2009. From January 1968, Mr. Sun worked in Sichuan Oriental Turbine Factory, serving as Section Head, Workshop Director, Deputy Factory Manager and Factory Manager. In July 1991, he was appointed as Deputy Director-general of the production department of the Ministry of Machinery Industry of the PRC, and he became Vice Minister of the Ministry of Machinery Industry of the PRC in April 1993. In April 1998, he became First Deputy Director-general of the State Administration of Machinery Industry of the PRC (deputy ministerial level). He became Deputy Party Secretary and Vice President (deputy ministerial level) of Bank of China in January 1999. From September 1999 to August 2001, he served concurrently as President of China Orient Asset Management Corporation. He became Vice Chairman of Bank of China in November 2000, Vice Chairman of Bank of China (Hong Kong) Limited in September 2001 and Secretary of Commission for Discipline Inspection of Bank of China in June 2003 concurrently. From August 2004, he has served as Vice Chairman of Bank of China (Hong Kong) Limited and Vice Chairman of China Machinery Industry Federation concurrently. Mr. Sun, now a Researcher-Level Senior Engineer, graduated from Tsinghua University in September 1966.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914
34	Directors, Supervisors, Senior Management and Employees
Mr. Bruce Douglas Moore, born in 1949, American
Mr. Moore became an Independent Director of the Company in May 2009. From 2002 to 2007, Mr. Moore was Partner-in-charge of Asian actuarial services for Ernst & Young. He was based in Beijing for this job. He had served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2000, he was the head of international actuarial services in New York with Ernst & Young. In 2000, Mr. Moore worked with Ernst & Young in Beijing and was in charge of the business in Asian markets (including Japan). In 2001, he was responsible for Japan actuarial services in Tokyo. Since 2002, he was responsible for actuarial services in Aisan maket (excluding Japan) in Ernst & Young’s Beijing office. From 1982 to 1995, he worked in various senior financial management roles at Prudential Life Insurance (U.S.). Mr. Moore graduated from Brown University in 1971, majoring in applied mathematics. Mr. Moore is an FSA, FCAS, MAAA and CFA. Mr. Moore has over 35 years of experience serving the insurance industry as an executive or a consultant.
Mr. Anthony Francis Neoh, born in 1946, Chinese
Mr. Neoh became an Independent Director of the Company in June 2010. He currently serves as a member of the International Consultation Committee of the CSRC. He previously served as Chief Advisor to the CSRC, a member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China, Chairman of the Hong Kong Securities and Futures Commission, etc. From 1996 to 1998, he was Chairman of the Technical Committee of the International Organisation of Securities Commissions. He was appointed as Queen’s Counsel (since retitled as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with a degree in Law in 1976. He is a barrister of England and Wales and admitted to the State Bar of California. In 2003, he was conferred the degree of Doctor of Laws, honoris causa by the Chinese University of Hong Kong. He was elected Honorary Fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009. Mr. Neoh was a Non-executive Director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an Independent Non-executive Director of the Link Management Limited, Manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. Since August 2004, he has been serving as an Independent Non-executive Director of Bank of China Limited, and since November 2004, he has been serving as an Independent Non-executive Director of China Shenhua Energy Company Limited.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Directors, Supervisors, Senior Management and Employees	35
SUPERVISORS
Ms. Xia Zhihua, born in 1955, Chinese
Ms. Xia became a Supervisor of the Company in January 2006, and the Chairperson of the Supervisory Committee of the Company in March 2006. Ms. Xia served as the State Council’s representative in China Life Insurance (Group) Company, Designated Supervisor of bureau level grade official and Office Director of the Supervisory Committee of China Export & Credit Insurance Corporation from August 2003 to December 2005. Ms. Xia had 16 years of work experience in the State Ministry of Finance relating to economic and financial management and 6 years of working experience as the State Council’s representative in the supervisory board of state-owned important financial institutions. Ms. Xia graduated from the Department of Economics at Xiamen University in 1982 and received a BA degree in Politics and Economics. She graduated from the Department of Economics at Xiamen University in 1984 and received a MA degree in World Economics.
Mr. Shi Xiangming, born in 1959, Chinese
Mr. Shi became a Supervisor of the Company in May 2009, and served as the General Manager of the Supervisory Department of the Company since September 2008. Mr. Shi served as Deputy General Manager of the Human Resources Department and Office Director of the Supervisory Committee in the Company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as Deputy General Manager of the Supervisory Department of China Life Insurance Company. Mr. Shi graduated from the Chemistry School of the first branch college of Beijing University, and received a Bachelor’s degree in Science.
Ms. Yang Hong, born in 1967, Chinese
Ms. Yang became a Supervisor of the Company in October 2006, and is currently the Deputy General Manager (in charge) of the R&D Center of the Company. From July 2003 to January 2011, Ms. Yang served as Assistant General Manager, and Deputy General Manager of the Business Management Department and General Manager of the Customer Service Department of the Company. Ms. Yang graduated in the Computer Department of Jilin University with a Bachelor’s degree.
Mr. Wang Xu, born in 1967, Chinese
Mr. Wang became a Supervisor of the Company in May 2009, and served as the Chief of General Office of the Company since April 2009. He served as Deputy Chief (in charge) of the General Office, Deputy General Manager of the Group Life Insurance Sales Department, and Deputy Chief, Chief and Deputy General Manager of the Health Insurance Department of the Company from January 1999 to April 2009. He also served as doctor-in-charge of the orthopedics department of China Aerospace Central Hospital from 1989 to 1999. Mr. Wang graduated from Suzhou Medical Institute with a Bachelor’s degree in medicine in 1989 and obtained a financial MBA degree from Chinese University of Hong Kong in 2004. Mr. Wang is an associate senior doctor.
Mr. Tian Hui, born in 1951, Chinese
Mr. Tian became a Supervisor of the Company in June 2004. He is currently the Vice Chairman and Party Secretary of China Coal International Engineering Research Institute. He was the Director and Party Secretary of China Coal International Engineering Research Institute from June 2006 to April 2008, and Director and Deputy Party Secretary of China Coal International Engineering Research Institute from 2000 to 2006. Mr. Tian obtained Bachelor’s and Doctor’s degrees from Fuxin Minery School and China University of Mining & Technology Beijing respectively. Mr. Tian is a professor-level Senior Engineer and a Master of China Construction Design, and was awarded special allowance by the State Council.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

36	Directors, Supervisors, Senior Management and Employees
SENIOR MANAGEMENT
Mr. Wan Feng, please see the section “Directors” for his profile.
Mr. Lin Dairen, please see the section “Directors” for his profile.
Ms. Liu Yingqi, please see the section “Directors” for her profile.
Mr. Liu Jiade, born in 1963, Chinese
Mr. Liu became a Vice President of the Company in 2003 and a Director of China Life Asset Management Company Limited from June 2004. Mr. Liu served as Director of China Life Franklin Asset Management Company Limited from May 2006, and became the Director of Guangdong Development Bank Co., Ltd. since December 2006. He became the Vice Director of the Finance Bureau of the Ministry of Finance since 2000. Mr. Liu is a graduate of Central Finance College in 1984 (now Central University of Finance and Economics), with a Bachelor’s degree in Public Finance. He is currently the Director of the Insurance Institute of China and a member of the State Ministry of Finance Accounting Information Committee.
Mr. Zhou Ying, born in 1954, Chinese
Mr. Zhou became the Vice President of the Company since August 2008 and served as the secretary of the commission for disciplinary inspection of the Company since November 2006. Mr. Zhou served as Director of the Fifth Office (at Deputy Bureau level) and as a Designated Supervisor in Beijing State-owned Enterprise Supervisory Committee (at Deputy Bureau level) from May 2004 to November 2006. Mr. Zhou graduated from University of Science and Technology of China with a Master’s degree in Business Administration.
Mr. Su Hengxuan, born in 1963, Chinese
Mr. Su became the Vice President of the Company since August 2008. Mr. Su served as Assistant to President of the Company from January 2006 to July 2008. Mr. Su acted as Director of China Life Property and Casualty Insurance Company Limited from November 2006, and became the Director of Insurance Professional College from December 2006. He was the General Manager of the Company’s Individual Life Insurance Business Department from 2003 to 2006. Mr. Su graduated from Banking School, Henan Province in 1983 and graduated from Wuhan University in 1998 with a Bachelor’s degree in Insurance and Finance, majoring in Insurance. Mr. Su, a Senior Economist, has over 28 years of experience in the Chinese life insurance industry and insurance management. He is currently the Chairman of Insurance Marketing Association of Insurance Association of China.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Directors, Supervisors, Senior Management and Employees	37
Mr. Miao Ping, born in 1958, Chinese
Mr. Miao became the Vice President of the Company in December 2009. He served as the General Manager of the Company’s Jiangsu branch from September 2006. Mr. Miao has served as the General Manager of the Company’s Jiangxi branch from September 2004 and has been a Deputy General Manager of the Company’s Jiangsu branch from April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in Economics and Management. Mr. Miao, a senior economist, has 30 years of experience in the operation of life insurance business and the management of insurance business.
Ms. Hwei-Chung Shao, born in 1954, American
Ms. Shao served as the Chief Actuary of the Company since March 2007. Ms. Shao had been the Senior Deputy President and Chief Actuary of subsidiaries under Prudential Financial Group of the United States, and has accumulated extensive working experience in insurance companies. She acted as the President and Senior Officer of many actuary societies, and obtained the qualifications of CFA, CERA, CEBS, CHFC, CLU, MAAA, FSA, etc.. Ms. Shao obtained a Bachelor’s degree from National Chengchi University in Taiwan and a Master’s degree from University of Iowa, US. She is currently a member of Society of Actuaries of Greater China.
Mr. Xu Hengping, born in 1958, Chinese
Mr. Xu served as the Chief Operating Officer of the Company since August 2010. Mr. Xu had been the General Manager of the Company’s Fujian branch from April 2007, Deputy General Manager of the Company’s Fujian branch from December 2002 and Assistant to the General Manager of the Company’s Fujian branch from September 1998. Mr. Xu graduated in 2004 from the Network College of Hunan University, majoring in Finance. Mr. Xu, a Senior Economist, has over 30 years of experience in life insurance management.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

38	Directors, Supervisors, Senior Management and Employees
COMPANY SECRETARY
Mr. Heng Kwoo Seng, born in 1948, Chinese
Mr. Heng is the Company Secretary of the Company. Mr. Heng was the Managing Partner of Morison Heng, and is currently the Consultant of the firm. Prior to that, he served as the Manager of the Finance Department of Ka Wah Bank Ltd. and as an Audit Supervisor of Peat Matwick Mitchell & Co. in the United Kingdom. Mr. Heng is a fellow member of the Institute of Chartered Accountants in England and Wales, and has over 19 years of experience in serving as company secretary of listed companies in Hong Kong.
QUALIFIED ACCOUNTANT
Mr. Yang Zheng, born in 1970, Chinese
Mr. Yang became the Qualified Accountant of the Company in 2006. He served as Assistant to the General Manager, Deputy General Manager and General Manager of the Finance Department of the Company since 2005. Mr. Yang has been a Director of China Life Asset Management Company Limited since 2009. Mr. Yang was the Senior Financial Analyst of MOLEX in America between 2000 and 2005. Mr. Yang graduated from Beijing University of Technology in Electric Manufacturing in 1993 and obtained a Bachelor’s degree in Engineering. He obtained a MBA from Northeastern University in 2000, and received the qualification of Certified Public Accountants of Illinois in America in 2004. He became a member of American Institute of Certified Public Accountants in 2005.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Directors, Supervisors, Senior Management and Employees	39
II	EMPLOYEES
As at the end of the Reporting Period, we have 103,220 employees. The Company does not have any retired employees for which extra costs have to be incurred.
As at the end of the Reporting Period, our employee structure is as follows:
1.	Expertise

Class of Expertise	Number of Employees

Management and administration	19,793
Sales and sales management	26,298
Finance and auditing	7,432
Insurance verification, claim processing and customer services	37,670
Other expertise and technicians	3,837
Others	8,190
2.	Education Level

Education level	Number of Employees

Master or above	2,116
Bachelor	40,873
College Diploma	41,245
Secondary School	18,320
Others	666

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

40	Corporate Governance
OVERVIEW
The Company implements good corporate governance policies and strongly believes that through fostering sound corporate governance, the Company can further enhance its transparency and its system of accountability, achieve the above-mentioned aims of the Company, operate in a more efficient manner and boost the confidence of investors.
(I)	Summary of corporate governance
(Corporate Governance Structure Chart)
The Company, as an insurance company listed in Shanghai, Hong Kong and New York, actively promotes development of the Company’s corporate governance framework through the construction of systems and continuously standardizes and perfects the corporate governance structure in accordance with the regulatory requirements of its listed jurisdictions, as well as the requirements of international best practices. The Company effectively promotes its corporate value, and the investors’ recognition of and confidence in the Company are continuously enhanced.
1.
The Company has set up a relatively standardized and comprehensive corporate governance structure strictly in accordance with relevant laws, regulations and regulatory rules, such as the Company Law and the Securities Law of the PRC. There were no major differences between the corporate governance structure of the Company being implemented and that prescribed and required in the relevant documents of the CSRC. The Company complied with all the code provisions under the Code on Corporate Governance Practices published by the HKSE (the Code).

2.
The Company timely revised its Articles of Association and “Working Rules of Independent Directors” pursuant to the newly enacted laws and regulations of its listed jurisdictions and in line with the Company’s development needs. Furthermore, the Company established the Strategy and Investment Decision Committee on the basis of the Strategy Committee and formulated the “Procedural Rules for Strategy and Investment Decision Committee Meetings”. Its Shareholders’ General Meetings, Board Meetings and Supervisory Committee Meetings have been functioning independently and efficiently pursuant to its Articles of Association and their respective rules and procedures.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Corporate Governance	41
3.
In accordance with the requirements of the CSRC and relevant provisions of its Articles of Association, the Company has established a well-developed decision-making mechanism for its Board of Directors (the Board), and has also set up four specialized board committees, namely the Audit Committee, Nomination and Remuneration Committee, Risk Management Committee and Strategy and Investment Decision Committee. These specialized board committees conduct studies on specific matters, hold meetings on both regular and irregular basis, communicate with the management, provide advice and recommendations for Directors’ consideration, and deal with matters entrusted or authorized by the Board for the purpose of improving the Board’s efficiency and capabilities.

4.
In strict compliance with the requirements of the listing rules in its listed jurisdictions, the Company discloses information in a timely, accurate and complete manner, and continues to improve investor relations and increase the level of information disclosure, thus ensuring that all shareholders and investors have access to information about the Company in an open, fair, true and accurate manner, and the level of transparency of the Company’s operations has been further improved.

5.
In 2010, members of the Board carried out on-site inspections of local branches of the Company in Guangdong, Henan, Yunnan, Shandong and Shenzhen, etc., and members of the Supervisory Committee carried out on-site inspections of local branches of the Company in Tianjin and Xinjiang, etc. Through such on-site inspections, Directors and Supervisors obtained a deeper understanding of the business development, operations management and basic construction of the Company’s local branches, and carried out inspections over the implementation of operational decisions made by the Board at a local level. Directors and Supervisors of the Company attended training courses held by the Beijing Securities Regulatory Bureau for directors, supervisors and senior management and training courses held by the Hong Kong Institute of Chartered Secretaries, so as to obtain updates on relevant regulatory policies and improve the corporate governance of the Company.

6.
In 2010, the Company launched a daily financial information inquiry system for its Non-executive Directors and Independent Directors to facilitate their accurate analysis on the financial position of the Company, thus ensuring that the Non-executive Directors and Independent Directors have a full understanding of the business management and operations of the Company in a timely manner.

(II)	The Campaign on Specific Improvements in Corporate Governance in 2010
Since April 2007, the Company has adhered strictly to the arrangements made jointly by the CSRC and the Beijing Securities Regulatory Bureau and participated in the Campaign on Specific Improvements in Corporate Governance for three consecutive years in a well-planned and methodical manner, going through various procedures such as self-investigation, public consultation, on-site inspection, improvements and sustained improvement action. The Company made serious efforts to implement improvements to the governance issues identified in the Campaign, as well as the issues identified by the Beijing Securities Regulatory Bureau during its on-site investigation. As at the end of 2010, the Company has substantially completed the implementation of such improvements.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

42	Corporate Governance
In 2010, in order to solidify the achievements on the Campaign on Specific Improvements in Corporate Governance and pursuant to the requirements of the Beijing Securities Regulatory Bureau, the Company continued its efforts to conduct self-investigations and implement improvements on its corporate governance practices.
1.
The Company continuously conducted self-investigations and implemented improvements with respect to its shares held by Directors, Supervisors and senior management and any changes to such shareholding, and formulated the ‘Measures for the Administration of Shares Held by Directors, Supervisors and Senior Management and Any Changes to such Shareholding’. As at the end of the year 2010, none of the Directors, Supervisors and senior management held any shares of the Company during their terms of office, or traded or transferred any shares of the Company.

2.
Pursuant to the requirements of the Beijing Securities Regulatory Bureau, the Company further reorganized and improved its corporate governance system and continuously enhanced the construction of its corporate governance framework. The Company formulated ‘Measures for the Administration of External Guarantees of China Life Insurance Company Limited’, ‘Measures for the Administration of the Funds Flow between China Life Insurance Company Limited and its Associated Parties’, ‘Working Rules for Board Secretary’ and ‘Annual Report Working Rules for Independent Directors and Audit Committee’, etc., so as to ensure its compliance with the regulatory requirements of the listed jurisdictions.

3.
The Company conducted self-investigation and implemented improvements in relation to defects in ownership of properties and land. Prior to the listing of the Company’s A Shares, land use rights were injected into the Company during its reorganization. Out of these, 4 pieces of land (with a total area of 10,421.12 m2) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were 6 properties (with a gross floor area of 8,639.76 m2) in respect of which the formalities in relation to the change of ownership had not been completed. After the listing of the Company, CLIC actively offered assistance in dealing with such formalities in strict compliance with its commitments. Save for the property located at Levels A1 and B2, Yiye Nanfang Building, Luofang Road, Luohu District, Shenzhen, for which the land and property ownership certificates have not yet been obtained, the formalities in relation to the change of ownership for the remaining lands and properties have been completed. The issue with obtaining land and property ownership certificates for the abovementioned property located at Levels A1 and B2, Yiye Nanfang Building, Luofang Road, Luohu District, Shenzhen has been a long-standing problem. Prior to the reorganization and listing of the Company, the property was jointly financed and constructed by Yiye Shenzhen Nanfang Industrial Company (Shenzhen Nanfang), the People’s Insurance Company of China, Shenzhen Branch, and China Life Insurance Company Limited, Shenzhen Branch. As Shenzhen Nanfang offered its self-owned land for the construction of Yiye Nanfang Building as a condition for cooperation, the Land and Resources Bureau initially registered the property under the name of Shenzhen Nanfang. In accordance with the relevant provisions of the Property Law of the PRC currently in force, all public areas of a building shall not be partitioned and only common ownership in respect thereof is permitted. Level A1 of Nanfang Building (108.90 m2) is the public foyer of the whole building and cannot be partitioned. Therefore, the formalities in relation to the partition of Level A1 cannot proceed due to legal restrictions. Level B2 (800 m2) is an area shared by the Company and the People’s Insurance Company of China, Shenzhen Branch. Pursuant to the relevant requirements, the Company must obtain new approvals from the planning, construction management, survey and fire departments before making an application to the Land and Resources Bureau for the partitioning of the property ownership certificate. With an aim to solve the ownership certificate issue as soon as possible, in 2010, the Company strengthened its communication and cooperation with the relevant parties and increased its efforts to solve the outstanding problem in its ownership perfection work and obtain separate land and property ownership certificates, including through the designation of specific personnel to follow-up with this issue.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Corporate Governance	43
(III)	Development of the corporate governance system
In accordance with CSRC’s regulatory requirements in relation to the establishment of the “Accountability System for Major Errors in Annual Report Disclosures” and the “System for the Administration of External Information Users”, and taking into account its own practice, the Company revised the “Regulations for Information Disclosure of China Life Insurance Company Limited” and the “Internal Reporting System for Material Information of China Life Insurance Company Limited”, and formulated the “Provisional Measures on Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”. These further ensure the regulatory compliance of the Company’s administration of information disclosure and the smooth internal reporting channel of material information, clarify its accountability system and continuously perfect relevant regulations over the Company’s information disclosure. To ensure the continuous implementation of the relevant requirements under “Measures for the Administration of Information Disclosure of Insurance Companies” by CIRC, the Company combined the information disclosure practices in its listed jurisdictions and formulated the “Detailed Rules for the Implementation of the ‘Measures for the Administration of Information Disclosure of Insurance Companies’” in order to clarify relevant workstreams and to allocate responsibilities to the relevant departments and personnel. In accordance with requirements under the “Notice in relation to Further Enhancement of the Registration System of Persons with Insider Information” issued by Beijing Securities Regulatory Bureau, the Company formulated the “Provisional Measures for the Administration of Persons with Insider Information of China Life Insurance Company Limited”, which provides clear regulations over matters such as registration administration of persons with insider information and accountability, and further enhances the standardized administration over persons with insider information.
(IV)	Compliance with the Code on Corporate Governance Practices published by the HKSE
During the year 2010, the Company complied with all the code provisions under the Code on Corporate Governance Practices published by HKSE. The Company also adopted certain recommended best practices under appropriate circumstances. It is noteworthy that the Company complies with and exceeds the exacting standards of the Code in the following ways:
1.
currently, the Board consists of 11 members, of whom 4 are Independent Directors and 3 are Non-executive Directors. Together they form over 50% of the membership of the Board. The above Board composition complies with the minimum requirement of 3 Independent Directors under the listing rules of the HKSE (the Listing Rules) and the recommended best practice under the Code that one-third of the Board be represented by Independent Directors;

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

44	Corporate Governance
2.
in order to foster sound corporate governance and systemize the operations of the Company, the Company revised in a timely manner its Articles of Association and “Working Rules of Independent Directors” pursuant to relevant newly enacted laws and regulations of its listed jurisdictions. Furthermore, the Company established the Strategy and Investment Decision Committee on the basis of the Strategy Committee and formulated the “Procedural Rules for Strategy and Investment Decision Committee Meetings”. The Shareholders’ General Meetings, the Board Meetings and the Supervisory Committee Meetings of the Company are functioning independently and efficiently pursuant to the Articles of Association and their respective rules and procedures; and

3.
In order to improve the corporate governance of the Company, the Company continued to take effective measures, conduct self-investigations and implement improvements with a view to improving the operational efficiency of the Board and enhancing communication with investors. The Company also endeavoured to continuously improve and perfect its information disclosure system and procedures and become more proactive on information disclosure, thereby increasing the transparency of the Company’s operations and ensuring that investors (especially investors holding small to medium stakes in the Company) have equal access to information about the Company.

SHAREHOLDERS’ GENERAL MEETING
The Shareholders’ General Meeting, as an organ of power of the Company, exercises its duties and functions in accordance with relevant laws. Its duties and powers include the election, appointment and removal of Directors and Supervisors, review and approval of the reports of the Board and the Supervisory Committee, review and approval of the annual budget and final accounts of the Company, and any other matters required by the Articles of Association to be approved by way of resolution of the Shareholders’ General Meeting. The Company ensures that all shareholders have equal status so as to ensure that the rights of all shareholders are protected, including the right of access to information in relation to, and the right to vote in respect of, major matters of the Company. The Company has the ability to operate and manage its business autonomously, and is separate and independent from its controlling shareholder in its business operations, personnel, assets and financial matters.
Shareholders’ General Meeting convened during the Reporting Period is as follows:

		Newspapers in which	Date of publication
Session of the meeting	Date of the meeting	resolutions were published	of resolutions

Annual General Meeting for the year 2009	4 June 2010	China Securities Journal, Shanghai Securities News and Securities Times	5 June 2010

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Corporate Governance	45
BOARD
The Board is a standing decision-making body of the Company and its main duties include the following: convening Shareholders’ General Meetings, implementing resolutions passed at such meetings, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies and annual budgets, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management personnel matters, reviewing internal control systems and implementing the corporate governance policies of the Company. The day-to-day management and operation of the Company are delegated to the management. The responsibilities of Non-executive Directors and Independent Directors include, without limitation, regular attendance at meetings of the Board and of Board committees of which they are members, provision of independent opinions at meetings of the Board and other Board committees, resolution of any potential conflict of interest, serving on the Audit Committee, Nomination and Remuneration Committee and other Board committees and inspecting, supervising and reporting on the performance of the Company. The Board is accountable to the shareholders of the Company and reports to them.
At present, the Board consists of 11 members, including 4 Executive Directors, 3 Non-executive Directors and 4 Independent Directors. So far as the Company is aware, no financial, business, family or other material relationship exists among Board members, members of the Supervisory Committee or senior management (including between the Chairman, Mr. Yang Chao and the President, Mr. Wan Feng).
In 2010, all Independent Directors of the Company possessed extensive experience in various fields, such as economics, insurance, management, finance and accounting. The Company complies with the requirement of the Listing Rules that at least one of its Independent Directors has appropriate professional qualifications or accounting qualifications or related financial management expertise. As required under the Listing Rules, the Company has obtained a written confirmation from each of its Independent Directors in respect of their independence, and the Company is of the opinion that all of the Independent Directors are independent of the Company. Pursuant to the Articles of Association, Directors shall be elected at the Shareholders’ General Meeting for a term of three years and may be re-elected on expiry of the three-year term.
Meetings of the Board are held both on a regular and an ad-hoc basis. Regular meetings are convened by the Chairman at least four times a year at approximately quarterly intervals, and 14 days’ notice is given to all Directors before such meetings. Agendas and related documents are sent to the Directors at least three days prior to such meetings. In 2010, all notices, agendas and related documents in respect of such regular Board meetings were sent in compliance with the above requirements.
Regular Board meetings are held mainly to review the quarterly, interim and annual reports of the Company and to deal with other related matters. The practice of obtaining Board consent through the circulation of written resolutions does not constitute a regular Board meeting. An ad-hoc Board meeting may be convened in urgent situations if requisitioned by any of the following: shareholders representing over one-tenth of voting shares, Directors constituting more than one-third of the total number of Directors, the Supervisory Committee, more than 2 Independent Directors, the Chairman or the President. If the resolution to be considered at such ad-hoc Board meetings has been circulated to all the Directors and more than half of the Directors having voting rights approves such resolution by signing the resolution in writing, the Board meeting need not be convened and such resolution in writing shall become an effective resolution. If a Director is materially interested in a matter to be considered by the Board, the Director having such conflict of interest shall have no voting rights on the matter to be considered and shall not be counted in the quorum for the Board meeting.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

46	Corporate Governance
All Directors shall have access to the advice and services of the Company Secretary and the Board Secretary. Detailed minutes of Board meetings regarding matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed, are kept by the Board Secretary. Minutes of Board meetings are available upon reasonable notice for inspection and commenting upon by any Director.
1.	Meetings of the Board convened in 2010

		Newspapers in which resolutions were	Date of publication
Session of the meeting	Date of the meeting	published	of resolutions

5th Meeting of the Third Session of the Board	26 February 2010	China Securities Journal, Shanghai Securities News and Securities Times	27 February 2010
6th Meeting of the Third Session of the Board	7 April 2010	China Securities Journal, Shanghai Securities News and Securities Times	8 April 2010
7th Meeting of the Third Session of the Board	28 April 2010	China Securities Journal, Shanghai Securities News and Securities Times	29 April 2010
8th Meeting of the Third Session of the Board	25 August 2010	China Securities Journal, Shanghai Securities News and Securities Times	26 August 2010
9th Meeting of the Third Session of the Board	28 October 2010	China Securities Journal, Shanghai Securities News and Securities Times	29 October 2010
10th Meeting of the Third Session of the Board	20 December 2010	China Securities Journal, Shanghai Securities News and Securities Times	21 December 2010
The resolutions passed at the above Board meetings were published on the HKExnews website of the Hong Kong Exchanges and Clearing Limited as overseas regulatory announcements.
Pursuant to the requirements of the recommended best practices in the Code, the Company convened a special meeting on 28 October 2010, which was presided by its Chairman, Mr. Yang Chao and attended by the Company’s Non-executive Directors and Independent Directors. The purpose of the meeting was to consult with, and solicit advice and recommendations from, all Non-executive Directors and Independent Directors in respect of the operation, management and systems of the Company.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Corporate Governance	47
2.	Meetings and Attendance
In 2010, 6 Board meetings were held, of which 3 were physical meetings and 3 were combined physical and telephony meetings. The attendance records of individual Directors were as follows:

								Whether the
								Director
								failed to
		Number of	Number of	Number of	Number of			attend two
		meetings the Director	meetings	meetings	meetings		Number of	consecutive
		was required to attend	physically	attended	attended		meetings	meetings
Name of Director	Type of Director	during the year	attended	by telephony	by proxies		absent	in person

Yang Chao	Executive Director	6	6	0	0		0	No
Wan Feng	Executive Director	6	6	0	0		0	No
Lin Dairen	Executive Director	6	5	0	1	(Note 1)	0	No
Liu Yingqi	Executive Director	6	6	0	0		0	No
Miao Jianmin	Non-executive Director	6	5	0	1	(Note 2)	0	No
Shi Guoqing	Non-executive Director	6	5	0	1	(Note 3)	0	No
Zhuang Zuojin	Non-executive Director	6	5	0	1	(Note 4)	0	No
Sun Shuyi	Independent Director	3	0	3	0		0	No
Ma Yongwei	Independent Director	6	6	0	0		0	No
Sun Changji	Independent Director	6	5	0	1	(Note 5)	0	No
Bruce Douglas Moore	Independent Director	6	6	0	0		0	No
Anthony Francis Neoh	Independent Director	3	3	0	0		0	No

Note 1:	At the ninth meeting of the third session of the Board held on 28 October 2010, Mr. Lin Dairen gave written authorization for Mr. Wan Feng to act as his proxy to attend and vote at the meeting.

Note 2:	At the eighth meeting of the third session of the Board held on 25 August 2010, Mr. Miao Jianmin gave written authorization for Mr. Shi Guoqing to act as his proxy to attend and vote at the meeting.

Note 3:	At the ninth meeting of the third session of the Board held on 28 October 2010, Mr. Shi Guoqing gave written authorization for Ms. Zhuang Zuojin to act as his proxy to attend and vote at the meeting.

Note 4:	At the seventh meeting of the third session of the Board held on 28 April 2010, Ms. Zhuang Zuojin gave written authorization for Mr. Shi Guoqing to act as her proxy to attend and vote at the meeting.

Note 5:	At the ninth meeting of the third session of the Board held on 28 October 2010, Mr. Sun Changji gave written authorization for Mr. Ma Yongwei to act as his proxy to attend and vote at the meeting.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

48	Corporate Governance
From the end of year 2010 up to the Latest Practicable Date (22 March 2011), 1 Board meeting was held and attendance records of individual Directors were as follows:

								Whether the
								Director
								failed to
		Number of	Number of	Number of	Number of			attend two
		meetings the Director	meetings	meetings	meetings		Number of	consecutive
		was required to attend	physically	attended	attended		meetings	meetings
Name of Director	Type of Director	during the year	attended	by telephony	by proxies		absent	in person

Yang Chao	Executive Director	1	1	0	0		0	No
Wan Feng	Executive Director	1	1	0	0		0	No
Lin Dairen	Executive Director	1	1	0	0		0	No
Liu Yingqi	Executive Director	1	1	0	0		0	No
Miao Jianmin	Non-executive Director	1	1	0	0		0	No
Shi Guoqing	Non-executive Director	1	1	0	0		0	No
Zhuang Zuojin	Non-executive Director	1	1	0	0		0	No
Ma Yongwei	Independent Director	1	0	0	1	(Note 1)	0	No
Sun Changji	Independent Director	1	1	0	0		0	No
Bruce Douglas Moore	Independent Director	1	1	0	0		0	No
Anthony Francis Neoh	Independent Director	1	1	0	0		0	No

Note 1:	At the eleventh meeting of the third session of the Board held on 22 March 2011, Mr. Ma Yongwei gave written authorization for Mr. Sun Changji to act as his proxy to attend and vote at the meeting.
3.	Performance of duties by Independent Directors
In 2010, all Independent Directors of the Company possessed extensive experience in various fields, such as economics, insurance, management, finance and accounting. They satisfied the criteria for Independent Directors under the regulatory rules of the Company’s listed jurisdictions. The Independent Directors of the Company performed their duties pursuant to the Articles of Association and the provisions and requirements of the listing rules of the Company’s listed jurisdictions, such as: attending Board meetings of the Company in 2010, participating in the establishment of special Board committees, providing professional and constructive advice in respect of major decisions of the Company, playing an important role in the standardization of the Company’s operations, and safeguarding the legitimate interests of shareholders holding small to medium stakes in the Company.
In 2010, the Independent Directors of the Company inspected local branches of the Company in Guangdong, Henan, Shandong, Yunnan, and Shenzhen, etc., carrying out on-site inspections of the business, operations and management of the Company.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Corporate Governance	49
During the Reporting Period, no Independent Director has raised any objection against a Board resolution or other matters of the Company.
4.	Implementation by the Board of resolutions adopted at Shareholders’ General Meetings
During the Reporting Period, the Company convened one Shareholders’ General Meeting. The Board made decisions strictly within the authorizations given under the Shareholders’ General Meeting, performed its duties and functions with diligence and implemented the resolutions adopted at the Shareholders’ General Meeting pursuant to the relevant requirements of the Company Law and Securities Law of the PRC and its Articles of Association.
The profit distribution plan of the Company for 2009 was considered and approved at the Annual General Meeting for the year 2009, being a resolution to “declare a dividend of RMB0.70 per share in cash (including taxes)” (equivalent to HK$0.798691). The record date for the entitlement to dividend payment on A Shares was 23 June 2010; ex-dividend date was 24 June 2010 and dividend payment date was 2 July 2010. The announcement for profit distribution in 2009 was published in the China Securities Journal, Shanghai Securities News and Securities Times on 17 June 2010. Dividends on H Shares were distributed to the holders of H Shares whose names appeared on the H Share register of members on 4 June 2010 and the payment in respect thereof was made on 24 August 2010. Resolutions adopted at the Shareholders’ General Meeting and the announcement regarding the distribution of final dividend were posted on the HKExnews website of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) on 4 June 2010. The implementation of the above distribution plan has been completed.
CHAIRMAN AND PRESIDENT
In 2010, Mr. Yang Chao was the Chairman and Mr. Wan Feng was the President of the Company. The Chairman is the legal representative of the Company, primarily responsible for convening and presiding over Board meetings, ensuring the implementation of Board resolutions, attending Annual General Meetings and arranging attendance by chairpersons of Board committees to answer questions raised by shareholders, signing securities issued by the Company and other important documents, and exercising other rights conferred on him by the Board. The Chairman is accountable to and reports to the Board. The President is responsible for the day-to-day operations of the Company, including implementing strategies, policies, operation plans and investment schemes approved by the Board, formulating the Company’s internal control structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board requests for appointment or removal of senior management officers and exercising other rights granted to him under the Articles of Association and by the Board. The President is fully accountable to the Board for the operations of the Company.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

50	Corporate Governance
SUPERVISORY COMMITTEE
Pursuant to the Company Law of the PRC and the Articles of Association, the Company has established a Supervisory Committee. The Supervisory Committee is empowered by law to perform the following duties: to examine the finances of the Company; to monitor whether the Directors, President, Vice Presidents and other senior management officers of the Company have acted in contravention of laws, regulations, the Articles of Association and resolutions of the Shareholders’ General Meeting when discharging their duties; to review the financial information of the Company such as financial reports, results reports and profit distribution plans to be approved by Board of Directors; to propose the convening of extraordinary Shareholders’ General Meetings, to propose resolutions at Shareholders’ General Meetings and to perform any other duties under the laws, regulations and supervisory rules of the Company’s onshore and offshore listed jurisdictions.
The Supervisory Committee is accountable to the shareholders and reports its work to the Shareholders’ General Meeting according to relevant laws. It is also responsible for appraising the Company’s operations, financial reports, connected transactions and internal control, etc.
The Supervisory Committee currently consists of Ms. Xia Zhihua, Mr. Shi Xiangming, Ms. Yang Hong, Mr. Wang Xu and Mr. Tian Hui, with Ms. Xia Zhihua acting as the chairperson of the Supervisory Committee. Of the members of the Supervisory Committee, Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Tian Hui are Non-employees’ Representative Supervisors, and Ms. Yang Hong and Mr. Wang Xu are Employees’ Representative Supervisors.
Meetings of the Supervisory Committee are convened by the chairperson of the Supervisory Committee. According to the Articles of Association, the Company formulated the “Procedural Rules for Supervisory Committee Meetings” and established protocols for Supervisory Committee Meetings. Supervisory Committee Meetings are categorized as regular or ad-hoc meetings in accordance with the degree of pre-planning involved. There are at least four regular meetings each year, mainly to adopt and review financial reports and annual reports, and examine the financials and internal control of the Company. Ad-hoc meetings are convened as and when necessary.
1.	Meetings and Attendance
In 2010, 6 meetings were held by the Supervisory Committee. Details are set out in the “Report of the Supervisory Committee” in this annual report. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended		Attendance rate

Xia Zhihua	6/6		100%
Shi Xiangming	6/6		100%
Yang Hong	6/6		100%
Wang Xu	6/6		100%
Tian Hui	5/6	(Note 1)	83%

Note 1:
At the ninth meeting of the third session of the Supervisory Committee held on 28 October 2010, Mr. Tian Hui gave written authorization for Ms. Xia Zhihua to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Corporate Governance	51
From the end of the year 2010 up to the Latest Practicable Date, the Supervisory Committee convened 1 meeting. Attendance records of individual Supervisors at the meeting of the Supervisory Committee are as follows:

Name of Supervisor	Number of meetings attended	Attendance rate

Xia Zhihua	1/1	100%
Shi Xiangming	1/1	100%
Yang Hong	1/1	100%
Wang Xu	1/1	100%
Tian Hui	1/1	100%
2.	Activities of the Supervisory Committee during the Reporting Period
For the work done by the Supervisory Committee during the Reporting Period, please refer to the “Report of the Supervisory Committee” in this annual report.
AUDIT COMMITTEE
The Company established its Audit Committee on 30 June 2003. In 2010, the Audit Committee comprised only Independent Directors of the Company, with Mr. Bruce Douglas Moore acting as the chairman of the third session of the Audit Committee. Other members were Mr. Sun Shuyi and Mr. Sun Changji. On 30 June 2010, after serving as an Independent Director of the Company for 6 consecutive years, Mr. Sun Shuyi retired from his position as the Independent Director of the Company in accordance with relevant regulatory requirements. Pursuant to the relevant requirements of the Articles of Association, Mr. Ma Yongwei, an Independent Director, was appointed as a member of the Audit Committee at the sixth ad hoc meeting of the third session of the Board.
All members of the Audit Committee have extensive experience in financial matters. Mr. Bruce Douglas Moore is the financial expert of the Audit Committee. The principal duties of the Audit Committee are to review and supervise the preparation of the Company’s financial reports, assess the effectiveness of the Company’s internal control system, supervise the Company’s internal audit system and recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and external auditors.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

52	Corporate Governance
1.	Meetings and Attendance
In 2010, 5 meetings were held by the Audit Committee. Attendance records of individual members are as follows:

		Number of		Attendance
Name of member	Position	meetings attended		rate

Bruce Douglas Moore	Independent Director, chairman of the third session of the Audit Committee	5/5		100%
Sun Shuyi	Independent Director, member of the third session of the Audit Committee	3/3	(Note 1)	100%
Ma Yongwei	Independent Director, member of the third session of the Audit Committee	2/2	(Note 2)	100%
Sun Changji	Independent Director, member of the third session of the Audit Committee	4/5	(Note 3)	80%

Note 1:
Pursuant to the Articles of Association and the relevant laws and regulations, Mr. Sun Shuyi, a Director of the third session of the Board, has ceased to act as Director of the Company since 30 June 2010.

Note 2:
Pursuant to the Articles of Association and the relevant laws and regulations, Mr. Ma Yongwei, an Independent Director, was appointed as a member of the Audit Committee at the sixth ad hoc meeting of the third session of the Board.

Note 3:
At the ninth meeting of the third session of the Audit Committee held on 28 October 2010, Mr. Sun Changji gave written authorization for Mr. Ma Yongwei to act as his proxy to attend and vote at the meeting.

From the end of the year 2010 up to the Latest Practicable Date, the Audit Committee convened 1 meeting. Attendance records of individual members are as follows:

		Number of		Attendance
Name of member	Position	meetings attended		rate

Bruce Douglas Moore	Independent Director, chairman of the third session of the Audit Committee	1/1		100%
Ma Yongwei	Independent Director, member of the third session of the Audit Committee	—	(Note 1)	—
Sun Changji	Independent Director, member of the third session of the Audit Committee	1/1		100%

Note 1:
At the tenth meeting of the third session of the Audit Committee held on 21 March 2011, Mr. Ma Yongwei gave written authorization for Mr. Sun Changji to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Corporate Governance	53
2.	Performance of duties by the Audit Committee
(1)
Reviewing and approving the “Proposal on the Change of Accounting Policies for Onshore Financial Reports and the Adoption of the International Financial Reporting Standards for Offshore Financial Reports”, the “Proposal in relation to Actuarial Policies, Assumptions and Effects”, the “Proposal on the 2009 Financial Report”, the “Proposal on the Financial Report for the First Quarter of 2010”, the “Proposal on the Dedicated Financial Report on Participating Insurance Business for the Year of 2009”, the “Proposal on the 2010 Interim Report”, the “Proposal on the Solvency Report for the First Half of 2010”, the “Proposal on the Financial Report for the Third Quarter of 2010” and the “Proposal on the 2010 Financial Report”. The Audit Committee was of the view that the financial reports of the Company reflected the overall situation of the Company in a true, accurate and complete manner, and gave its written opinion in this regard.

(2)
Determining the overall scope and agenda for the 2010 audit after having consulted the independent auditors (PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers); receiving from the independent auditors the “Report on the 2009 Audit Results”, the “Report on the Agreed-upon Procedures Performed in relation to the Financial Report for the First Quarter of 2010”, the “2010 First Round Audit and Interim Review Report”, the “Report on the Agreed-upon Procedures Performed in relation to the Financial Report for the Third Quarter of 2010” and the “Audit Results of the 2010 Financial Report”; reporting to the Board in relation to the “Proposal in relation to Auditors’ Remuneration for 2010 and the Appointment of Auditors for 2011”; and confirming the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the PRC auditor of the Company and PricewaterhouseCoopers as the international auditor of the Company.

(3)
Examining the internal audit functions and the effectiveness of the internal control system of the Company; reviewing proposals such as those in relation to the “2009 Internal Audit Summary and the 2010 Internal Audit Plan”, the “Review of the 2009 Audit Report of Connected Transactions”, the “Budget of Internal Audit System for 2010” and the “First Half 2010 Internal Audit Summary and the Second Half 2010 Internal Audit Plan” in order to facilitate the communication between the Company’s internal audit department and the independent auditors.

(4)
Providing leadership in the implementation of the Company’s internal control and management measures and compliance with Section 404 of the U.S. Sarbanes-Oxley Act; reviewing the “Proposal concerning the Report on Internal Control Assessments”, the “Report on Internal Control Assessments for the First Half of 2010”, and the “Report on Issues Identified in the 2010 Interim Internal Control and the Implementation of Improvements”.

(5)
Sending members of the Audit Committee to Shenzhen Audit Center and branch companies in Guangdong Province and Luoyang of Henan Province to conduct investigative information gathering exercises, including visiting local branches of the Company, examining their accounting practices, inspecting their internal control system, and thereby understanding the overall operations and management of the Company.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

54	Corporate Governance
NOMINATION AND REMUNERATION COMMITTEE
The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with a majority of Independent Directors on the committee. The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board and drawing up plans for the appointment and succession of Directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management of the Company.
The third session of the Nomination and Remuneration Committee comprised Mr. Sun Changji and Mr. Bruce Douglas Moore, both of whom are Independent Directors, and Mr. Miao Jianmin, who is a Non-executive Director, with Mr. Sun Changji acting as the chairman.
So far as the nomination of Directors is concerned, the Nomination and Remuneration Committee shall first discuss and agree on the list of candidates to be nominated as new Directors, following which such candidates are recommended to the Board. The Board shall then determine whether such candidates’ appointments should be proposed for approval at the Shareholders’ General Meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board are educational background, management and research experience in the insurance industry, and the candidates’ commitment to the Company. As to the nomination of Independent Directors, the Nomination and Remuneration Committee will also give special consideration to the independence of the relevant candidates.
The fixed salary of the Executive Directors and other members of senior management are determined in accordance with market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisals. Directors’ fees and the volume of share appreciation rights to be granted are determined with reference to market levels and the actual circumstances of the Company.
1.	Meetings and Attendance
In 2010, 3 meetings were held by the Nomination and Remuneration Committee. Attendance records of individual members are as follows:

		Number of		Attendance
Name of member	Position	meetings attended		rate

Sun Changji	Independent Director, Chairman of the third session of the Nomination and Remuneration Committee	3/3		100%
Bruce Douglas Moore	Independent Director, member of the third session of the Nomination and Remuneration Committee	3/3		100%
Miao Jianmin	Non-executive Director, member of the third session of the Nomination and Remuneration Committee	1/3	(Note 1)	33%

Note 1:
At the third meeting of the third session of the Nomination and Remuneration Committee held on 6 April 2010 and the fourth meeting of the third session of the Nomination and Remuneration Committee held on 24 August 2010, Mr. Miao Jianmin gave written authorization for Mr. Sun Changji to act as his proxy to attend and vote at the meetings.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Corporate Governance	55
From the end of the year 2010 up to the Latest Practicable Date, the Nomination and Remuneration Committee has convened 1 meeting. Attendance records of individual members are as follows:

		Number of	Attendance
Name of member	Position	meetings attended	rate

Sun Changji	Independent Director, chairman of the third session of the Nomination and Remuneration Committee	1/1	100%
Bruce Douglas Moore	Independent Director, member of the third session of the Nomination and Remuneration Committee	1/1	100%
Miao Jianmin	Non-executive Director, member of the third session of the Nomination and Remuneration Committee	1/1	100%
2.	Performance of duties by the Nomination and Remuneration Committee
In 2010, the Nomination and Remuneration Committee convened 3 meetings, and performed its relevant duties and functions strictly in accordance with the “Procedural Rules for Nomination and Remuneration Committee Meetings”. The Nomination and Remuneration Committee carefully reviewed the skills, knowledge and experience of all Directors, members of Board committees and senior management of the Company, examined and determined the remuneration package of each of the Executive Directors and senior management officers, facilitated the signing of service contracts between the Company and each of the Executive Directors, Non-executive Directors and Independent Directors, defined the rights, obligations and status of Directors, and appraised the performance of Directors in the discharge of their duties. On 30 June 2010, after serving as an Independent Director of the Company for 6 consecutive years, Mr. Sun Shuyi retired from his position as the Independent Director of the Company in accordance with relevant regulatory requirements. Pursuant to the Articles of Association and the “Procedural Rules for Nomination and Remuneration Committee Meetings”, the Nomination and Remuneration Committee considered and selected candidates for Independent Directors, examined their qualifications and the independence of Independent Director candidates, and submitted to the Board the “Proposal in relation to the Nomination of Anthony Francis Neoh as an Independent Director Candidate”. After such proposal was reviewed and approved by the sixth meeting of the third session of the Board, the appointment of Anthony Francis Neoh as an Independent Director of the Company was approved at the Annual General Meeting for the year 2009.
RISK MANAGEMENT COMMITTEE
The Company established its Risk Management Committee on 30 June 2003. The Risk Management Committee is mainly responsible for formulating the Company’s system of risk control benchmarks, assisting the management in establishing and improving the Company’s internal control system, formulating the operational risk management policy of the Company, reviewing risk and internal control assessment reports in relation to the Company’s operations, and coordinating the handling of sudden and significant risks or crises.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

56	Corporate Governance
The third session of the Risk Management Committee comprised Mr. Ma Yongwei, an Independent Director, Ms. Zhuang Zuojin, a Non-executive Director, and Ms. Liu Yingqi, an Executive Director. Mr. Ma Yongwei was the chairman of the committee. On 16 July 2010, the “Proposal in relation to the Change of Composition of the Board Committees” was reviewed and approved at the sixth ad hoc meeting of the third session of the Board, and the third session of the Risk Management Committee comprised Mr. Anthony Francis Neoh, an Independent Director, Ms. Zhuang Zuojin, a Non-executive Director, and Ms. Liu Yingqi, an Executive Director, with Mr. Anthony Francis Neoh acting as the chairman.
1.	Meetings and Attendance
In 2010, the Risk Management Committee held 3 meetings. Attendance records of individual members are as follows:

		Number of	Attendance
Name of member	Position	meetings attended	rate

Ma Yongwei	Independent Director, chairman of the third session of the Risk Management Committee (Note 1)	1/1	100%
Anthony Francis Neoh	Independent Director, chairman of the third session of the Risk Management Committee (Note 1)	2/2	100%
Zhuang Zuojin	Non-executive Director, member of the third session of the Risk Management Committee	3/3	100%
Liu Yingqi	Executive Director, member of the third session of the Risk Management Committee	3/3	100%

Note 1:
Pursuant to the resolution passed at the sixth ad hoc meeting of the third session of the Board held on 16 July 2010, Mr. Anthony Francis Neoh acts as the chairman of the Risk Management Committee and Mr. Ma Yongwei ceased to be the chairman of the Risk Management Committee.

From the end of the year 2010 up to the Latest Practicable Date, the Risk Management Committee has convened 1 meeting. Attendance records of individual members are as follows:

		Number of	Attendance
Name of member	Position	meetings attended	rate

Anthony Francis Neoh	Independent Director, chairman of the third session of the Risk Management Committee	1/1	100%
Zhuang Zuojin	Non-executive Director, member of the third session of the Risk Management Committee	1/1	100%
Liu Yingqi	Executive Director, member of the third session of the Risk Management Committee	1/1	100%

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Corporate Governance	57
2.	Performance of duties by the Risk Management Committee
In 2010, the Risk Management Committee performed its duties and functions in strict compliance with the “Procedural Rules for Risk Management Committee Meetings”. In order to fulfill its duties, the Risk Management Committee conducted site visits at local branches of the Company in Shandong and Yunnan Provinces in May and December 2010, examined the risk management measures implemented by these local branches, and compiled investigation reports containing advice and recommendations in relation to the strengthening of risk management. In the year 2010, the Risk Management Committee convened 3 meetings to review the “Proposal on the Implementation of Recommendations Made by China Insurance Regulatory Commission in relation to the ‘Implementing Guidelines for Comprehensive Risk Management of Personal Insurance Companies’”, and discussed and approved the investigation reports on risk management.
STRATEGY AND INVESTMENT DECISION COMMITTEE
The Company established the Strategy Committee on 30 June 2003. In October 2010, the proposal to establish the Strategy and Investment Decision Committee on the basis of the Strategy Committee was reviewed and approved at the ninth meeting of the third session of the Board. The Strategy and Investment Decision Committee is mainly responsible for the drawing-up of long-term development strategies and significant investment or financing plans of the Company, proposing significant and capital intensive projects for operating assets, and conducting studies and making recommendations on other important matters affecting the development of the Company.
The third session of the Strategy and Investment Decision Committee comprised Mr. Sun Shuyi, an Independent Director, Mr. Wan Feng, an Executive Director, Mr. Shi Guoqing, a Non-executive Director and Mr. Lin Dairen, an Executive Director. Mr. Sun Shuyi was the chairman of the committee. On 30 June 2010, after serving as an Independent Director of the Company for 6 consecutive years, Mr. Sun Shuyi retired from his position as the Independent Director of the Company in accordance with relevant regulatory requirements. On 16 July 2010, the “Proposal in relation to the Change of Composition of the Board Committees” was reviewed and approved at the sixth ad hoc meeting of the third session of the Board, and the third session of the Strategy and Investment Decision Committee comprised Mr. Ma Yongwei, an Independent Director, Mr. Wan Feng, an Executive Director, Mr. Shi Guoqing, a Non-executive Director, Mr. Lin Dairen, an Executive Director, and Mr. Anthony Francis Neoh, an Independent Director, with Mr. Ma Yongwei acting as the chairman.

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58	Corporate Governance
1.	Meetings and Attendance

In 2010, the Strategy and Investment Decision Committee held 2 meetings. Attendance records of individual members are as follows:

		Number of	Attendance
Name of member	Position	meetings attended	rate

Ma Yongwei	Independent Director, chairman of the third session of the Strategy and Investment Decision Committee	2/2	100%
Wan Feng	Executive Director, member of the third session of the Strategy and Investment Decision Committee	2/2	100%
Shi Guoqing	Non-executive Director, member of the third session of the Strategy and Investment Decision Committee	2/2	100%
Lin Dairen	Executive Director, member of the third session of the Strategy and Investment Decision Committee	2/2	100%
Anthony Francis Neoh	Independent Director, member of the third session of the Strategy and Investment Decision Committee	2/2	100%
From the end of the year 2010 up to the Latest Practicable Date, the Strategy and Investment Decision Committee has convened 1 meeting. Attendance records of individual members are as follows:

		Number of	Attendance
Name of member	Position	meetings attended	rate

Ma Yongwei	Independent Director, chairman of the third session of the Strategy and Investment Decision Committee	—(Note 1)	—
Wan Feng	Executive Director, member of the third session of the Strategy and Investment Decision Committee	1/1	100%
Shi Guoqing	Non-executive Director, member of the third session of the Strategy and Investment Decision Committee	1/1	100%
Lin Dairen	Executive Director, member of the third session of the Strategy and Investment Decision Committee	1/1	100%
Anthony Francis Neoh	Independent Director, member of the third session of the Strategy and Investment Decision Committee	1/1	100%
Note 1:
At the third meeting of the third session of the Strategy and Investment Decision Committee held on 21 March 2011, Mr. Ma Yongwei gave written authorization for Mr. Anthony Francis Neoh to act as his proxy to attend and vote at the meeting.

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Corporate Governance	59
2.	Performance of duties by the Strategy and Investment Decision Committee

In 2010, the Strategy and Investment Decision Committee performed its duties and functions in strict compliance with the “Procedural Rules for Strategy and Investment Decision Committee Meetings”. In October 2010, the proposal to establish the Strategy and Investment Decision Committee on the basis of the Strategy Committee was reviewed and approved at the ninth meeting of the third session of the Board pursuant to the “Provisional Measures for the Administration of Utilization of Insurance Funds” issued by the CIRC, and the requirements of the “Provisional Measures for Equity Investment with Insurance Funds” and the “Provisional Measures for Real Estate Investment with Insurance Funds” for the purposes of strengthening the utilization and management of insurance funds. In 2010, the Strategy and Investment Decision Committee held 2 meetings and reviewed such matters as the “Proposal in relation to the Provisional Measures for the Administration of Investment of China Life Insurance Company Limited”, the “Proposal on the Capital Injection into China Life Property & Casualty Insurance Company Limited”, and the “Proposal on the commencement of Investment to Equity Investment Funds”, which provided strong support for the strategy and investment decision of the Board.

INTERNAL CONTROL
The Company has always devoted significant effort towards the promotion of internal control and the establishment of internal control related systems. In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the “Guidance on Internal Control for companies listed on the Shanghai Stock Exchange”, the Listing Rules, and the “Provisional Appraisal Standards for the Internal Control of Insurance Companies” issued by the CIRC, the Company has committed substantial resources to build its internal control system, its implementation plan and its risk management protocol into its corporate governance structure. The Company also formulated and issued the “Internal Control Manual of China Life Insurance Company Limited (2010 Edition)” to further supplement and improve internal control standards and its implementation, strengthen internal control assessments, and actively promote the culture and philosophy of internal control, thereby enhancing the internal control of the Company.
Pursuant to the requirements of the “Notice on the Proper Preparation of 2010 Listed Company Annual Reports” promulgated by the SSE, the Company shall release an Internal Control Self-assessment Report simultaneously with the publication of its 2010 annual report. The Company, as an overseas private issuer, was required to provide an assessment report on specific issues concerning its internal control system relating to financial reporting for the year ended 31 December 2010 in its Form 20-F submitted to the U.S. Securities and Exchanges Commission (SEC) (U.S. Annual Report) in accordance with Section 404 of the U.S. Sarbanes-Oxley Act. In accordance with the requirements of laws and regulations relating to internal control at the Company’s listed jurisdictions and as response to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act and the SSE, the Company has completed internal control self-assessments for the period ended 31 December 2010 and confirmed that its internal controls were effective. The Company had also received from its independent auditors an unqualified opinion on the effectiveness of its internal control in relation to financial reporting on 31 December 2010. The Company’s assessment report and the report of its independent auditors will be included as an attachment to its annual report submitted to the SSE and its Form 20-F submitted to the SEC.

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60	Corporate Governance
The Board and the Audit Committee are responsible for providing leadership for the implementation of internal control measures of the Company, and the Supervisory Committee supervises the internal control assessments made by the Board. The Company has established Internal Control and Risk Management Departments and Internal Control and Compliance Departments in its headquarters and branches. The Company also conducts tests on the management level, assessing the effectiveness of relevant established and implemented internal control systems in accordance with the requirements of the PRC regulations and Section 404 of the U.S. Sarbanes-Oxley Act, and reports the same to the Board, the Audit Committee and management. In compliance with regulatory requirements and having considered the characteristics of its business and management requirements, the Company established and implemented a series of internal control measures and procedures with respect to currency and funds, insurance operations, foreign investments, physical assets, information technology, financial reporting and information disclosure to ensure the safety and integrity of its assets, complied with relevant PRC laws and regulations and the internal rules and regulations of the Company, while at the same time improving the quality of accounting data.
A relatively well-developed internal control system has been established in terms of team-building, sales and operations, and systems management for the sales channels of products such as individual insurance, group insurance, health insurance, provincial insurance and bancassurance. This internal control system regulates the relevant administrative rights and operational workflows, and effectively controls the measures used to guard against and manage risks relating to the operation of exclusive agents. The Company has issued clear regulations for the workflows and administrative rights relating to the verification of insurance policies, insurance claims, and the safe custody of documents. The Company has also defined business operation standards and service quality standards, developed systems of business, document and files management, and further regulated the management of business approval authority to strengthen its control over business risk and improve the quality of its services.
The Company established transparent and standardized investment decision-making procedures and procedural rules to ensure that insurance funds are applied in a safe manner. The Company has set up a dedicated Investment Decisions Committee with its own procedural rules for meetings. Any investment plans of entrusted funds and direct investment plans of the Company are implemented only after receiving approval from the Investment Decisions Committee. This ensures that all investment decisions are in compliance with the requirements of PRC laws, regulations and administrative rules, and also take into consideration the balance between assets and liabilities of the Company.
The Company through perfecting the organizational structure of its research center and data center, has established a well-developed project management and operation system. The establishment of a comprehensive information technology system formed a centralized management and control mechanism with uniform distribution, review and inspection. Further, the formulation of an information safety mechanism plan has promoted the construction of an information safety system. The Company has also formulated a series of effective internal control structures and measures in the course of system development and testing and day-to-day operation and management, and continues to make improvements in response to actual operational demands.

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The Sales Supervision Department, Internal Control and Risk Management Department, Audit Department, and Supervision Department of the Company are responsible for overseeing the implementation of its internal control. The Sales Supervision Department supervises and inspects every aspect of the sales process through sales pre-warnings and risk monitoring; the Internal Control and Risk Management Department identifies issues with systems design, control implementation, and risk management in a timely manner through the adoption of various measures such as assessments at the Company level, testing at the workflow level and risk analyses. It also plugs loopholes, guards against risks and reduces loss by employing measures such as improving systems, strengthening legal compliance and pursuing responsible parties. The Audit Department and Supervision Department conduct re-assessments on risk management and internal control compliance through various auditing and monitoring activities and the personnel violating such regulations and disciplines will be attributed proper responsibility.
1.	Progress on the self-assessment of internal supervision and control

A Professionals’ Committee has been established under the Board. It works together with the Company’s management to review and discuss information disclosure mechanisms and procedures, as well as internal control mechanisms relating to financial reporting, to ensure that the management has fulfilled its duties in relation to mechanisms and procedures it regards as effective. The Professionals’ Committee also monitors and examines the Company’s financial control, information disclosure mechanisms and procedures, internal control and risk management systems. The Board also reviews the Company’s internal control self-assessment reports, risk assessment reports and compliance reports annually.

In accordance with the requirements laid down by the provisions of the “Standard Regulations on Corporate Internal Control” jointly issued by 5 ministries including the Ministry of Finance, the “Provisional Appraisal Standards for the Internal Control of Insurance Companies” issued by the CIRC and Section 404 of the U.S. Sarbanes-Oxley Act, the Company conducted comprehensive self-assessments of its internal controls. In addition to conducting supervisions and checks in accordance with the abovementioned external regulatory requirements, the Internal Control and Risk Management Department of the Company utilized various methods to supervise and monitor the internal control of several of the Company’s workflows, ensuring thorough implementation of its internal control mechanism. Every year, the Audit Department and its related departments independently and jointly conduct various kinds of audits, accounting and basic accounting appraisals such as economic liability audits, financial revenue and expenditure audits and key investment audits. This is beneficial to further safeguarding the thorough implementation of the regulations and systems of the Company, reducing operational risk exposure, strengthening internal control, optimizing resource allocation and improving the operational management of the Company.

The Company has specifically formulated regulations with respect to the report, investigation, handling of and responsibility attribution for cases involving any breach of laws, discipline and regulations by employees, such being implemented by the Supervision Department. This ensures that cases involving any breach of laws, discipline and regulations by employees are dealt with in a timely manner, and that personnel involved will be attributed proper responsibility.

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2.	Defects in internal control and improvements

The Company has established a workflow called “evaluate-defect discovery-improve-cross-check”, which when combined with the implementation of its defect improvement, follow-up, inspection and responsibility attribution system, ensures that once a defect is identified in its internal control system, swift improvement measures, follow-up arrangements and cross-checks will be made. The Company conducted a self-assessment on internal control relating to its financial reporting functions, and no material defect was found in the design and implementation of its internal control during the Reporting Period.

3.	Work plan for a well-established internal control system and its implementation proposal

The “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” have been applied to the Company since 1 January 2011. To ensure the compliance with the above regulations and guidelines, the Company launched a compliance preparation project in the fourth quarter of 2010 by formulating the “Measures for the Administration of Internal Control of China Life Insurance Company Limited” as the framework for the management of its internal control system, defining the responsibilities and work allocation of the Company’s employees and units at all levels in its internal control system, and clarifying the key tasks for the management of its internal control. The Company has also checked the existing internal control system against the regulatory requirements mentioned above, so as to ensure that the Company’s internal control design meets the relevant regulatory requirements. The Company comprehensively reorganized its workflow for internal control, supplemented its internal control measures for non-financial reporting and compiled the “Internal Control Manual (2011 Edition)”.

In 2011, the Company planned to further improve its internal control system by implementing the internal control standards and carrying out a comprehensive internal control evaluation so as to satisfy the regulatory requirements of the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control”. Through a series of steps for implementation of the internal control standards (including analysis of measures, training courses, execution of undertaking letters, examination of relevant knowledge, comparison and implementation, and quality check), employees of the Company will be urged to learn, understand and implement the specific control requirements contained in the “Internal Control Manual (2011 Edition)”. On this basis, the internal control departments at all levels will carry out the comprehensive internal control evaluation, and conduct an internal control assessment on the key control measures taken by companies at all levels, including headquarters, provincial and local branches, by ways of walk-through test, control test and survey. Having considered the complexity of the internal control evaluation for non-financial reports, the Company’s headquarters will work out a model for internal control evaluation to be used by its branch companies on a trial basis.

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Corporate Governance	63
4.	Risk management

The Company established a well-developed organizational structure of risk management and internal control, properly defining the relevant duties and functions at different levels. The Board has set up the Risk Management Committee and the Audit Committee, while the President’s Office of the Company has set up several functional departments, such as the Internal Control and Risk Management Committee, the Internal Control and Risk Management Department, the Sales Supervision Department, the Audit Department, the Legal and Compliance Department, and the Supervision Department. Provincial branches have also set up Internal Control and Risk Management Committees, Internal Control and Compliance Departments, Sales Supervision Departments, and Supervision Departments. In addition, the Company has completed the six-zone strategic layout of the Company’s audit centers.

The Company implemented the “Implementing Guidelines for Comprehensive Risk Management of Life Insurance Companies” issued by the CIRC, conducted a comprehensive analysis on new regulatory requirements and formulated work plans for complying with all requirements, all of which have been reviewed and approved at the fourth meeting of the third session of the Risk Management Committee, and a report on specific issues has been submitted to the Board. In 2011, the Company will step up its efforts to promote risk management, improve the workflows for risk management system, establish a sophisticated risk responsibility attribution system, develop a risk preference system, and conduct risk identification and evaluation according to the relevant requirements.

For an analysis of the major risk factors of the Company, please refer to Note 4 in the Notes to the Consolidated Financial Statements of this annual report.
INDEPENDENCE OF THE COMPANY FROM ITS CONTROLLING SHAREHOLDER
Employees: The Company is independent in the aspects of employment, human resources and compensation management.
Assets: The Company owns all assets relating to the operation of its principal business. At present, the Company does not provide any guarantee for its shareholders. The Company’s assets are independent, complete, and independent of the shareholders of the Company and its related parties.
Finance: The Company has established a separate financial department, and an independent financial accounting system and financial management system; further, the Company makes financial decisions on its own; it employs separate financial personnel, opens separate accounts with banks and does not share bank accounts with CLIC; the Company, as a separate taxpayer, pays taxes individually according to laws.
Organization: The Company has established a well-developed organizational system, under which internal bodies such as the Board and the Supervisory Committee operate separately. There is no subordinate relationship between such internal bodies and the functional departments of the Company’s controlling shareholder.

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64	Corporate Governance
Business operations: The Company independently develops its business, including its life insurance, accident and injury insurance and health insurance businesses, reinsurance relating to the aforesaid, use of funds approved by the government and regulatory authorities, as well as its agency business, consulting business and the provision of services in relation to personal injury insurance. The Company currently possesses the “Insurance Company Legal Person Permit” (Number: 000005) issued by the CIRC. The Company is independently engaged in the businesses as prescribed in its business scope according to law, has separate sales and agency channels and is licensed to use licensed trademarks without consideration. The completeness and independence of the Company’s business operations will not be adversely affected by its relationship with related parties.
PERFORMANCE APPRAISAL AND INCENTIVES FOR SENIOR MANAGEMENT
The Company implements a term-of-service and target-related responsibility system for senior management. At the beginning of each year, a performance target contract will be entered into between the Chairman and the President, the President and the Vice Presidents, and the President’s Office and the senior management of branches of the Company. The performance target contract system is an important tool in analyzing the strategic goals of the Company in a scientific manner, which is conducive towards the breakdown of targets and transmission of responsibility, enhancing the efficiency of the Company and ensuring the successful completion of its annual business targets. The performance appraisal criteria listed in the individual performance target contracts of senior management are partially linked to the business targets of the Company and partially formulated with reference to the duties and functions of their respective positions.
The Company has established a remuneration and incentive system with reference to an individual employee’s position, the Company’s results and market conditions. The remuneration for senior management comprises basic salary, performance compensation, welfare benefits and medium and long term incentives.
SHAREHOLDERS’ INTERESTS
To safeguard shareholders’ interests, in addition to the right to participate in the Company’s affairs by attending Shareholders’ General Meetings, shareholders have the right to convene extraordinary Shareholders’ General Meetings under certain circumstances.
If the number of Directors falls below the minimum requirements, the losses incurred reaches one-third of the Company’s total share capital, or if the Board or the Supervisory Committee deems necessary, or where shareholders holding 10% or more shares of the Company make a requisition, the Board shall convene an extraordinary Shareholders’ General Meeting within two months. Where shareholders holding 10% or more shares request an extraordinary Shareholders’ General Meeting, such shareholders shall make a request in writing to the Board with a clear agenda. The Board shall, upon receipt of such a written request, convene a meeting as soon as possible. If the Board fails to convene a meeting within 30 days of the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months of the receipt by the Board of such a written request.

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Corporate Governance	65
Shareholders may put forward enquiries to the Board through the Company Secretary or the Board Secretary, or put forward proposals at Shareholders’ General Meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.
INFORMATION DISCLOSURE AND INVESTOR RELATIONS
The Company has established a well-developed and practical information disclosure system in strict compliance with the laws and regulatory rules of its listed jurisdictions so as to ensure that domestic and overseas investors obtain true, accurate and complete information. The Company has proactively developed investor relations and strengthened its contact and communication with domestic and overseas investors through innovative work models, which enabled domestic and overseas investors to understand the business operations of the Company in a timely manner.
In 2010, the Company has continued to strengthen the construction of its information disclosure system and implement all regulatory requirements relating to information disclosure in a practical manner: in accordance with the “Measures for the Administration of Information Disclosure of Insurance Companies” issued by the CIRC, the Company formulated the “Detailed Rules for the Implementation of the ‘Measures for the Administration of Information Disclosure of Insurance Companies’” to improve the framework and content of the public disclosure of information on the Company’s website; in accordance with the relevant requirements of the CSRC, the Company made amendments to the “Regulations for the Administration of Information Disclosure” and the “Internal Reporting System for Material Information” in a timely manner, organized regular training courses in relation to information disclosure involving the Company and its connected entities and improved its internal information communication system so as to continuously enhance the quality of its information disclosure.
In 2010, as a result of the Company’s change of accounting policies for its onshore financial report and its first-time adoption of the International Financial Reporting Standards for its offshore financial report, the Company issued a series of ad hoc announcements for the implementation of the “No.2 Interpretation of Accounting Standard for Business Enterprises” and other relevant requirements, through which investors can obtain relevant information in a timely manner. The Company also effectively consolidated the framework and content of A Share and H Share annual reports and interim reports to ensure consistent information disclosure in both onshore and offshore reports, thus enhancing the quality of information disclosure in periodic reports. The carrying out of such substantial and effective information disclosure measures has laid down a sound foundation for the continuous improvement of information disclosure of the Company in future.
In 2010, the Company has continuously improved and strengthened investor relations, which mainly includes holding the Annual General Meeting, holding results release conferences, embarking on global non-deal roadshows, meeting and holding conference calls with investors and investment analysts, organizing the Corporate Open Day, attending investors’ meetings, upgrading the layout of its investor relations website, updating and posting information on its investor relations website in a timely manner, establishing an investor relations hotline and an exclusive electronic mailbox to ensure timely replies to any enquiries made by investors and investment analysts.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

66	Corporate Governance
In 2010, the Company communicated with more than 2,700 investors and analysts through different channels, including the reception at the Company of more than 220 groups of investors and analysts consisting of more than 800 individuals in total, communicating with more than 650 investors by participating in 22 investors’ meetings held locally or overseas, inviting about 50 local and overseas investors and analysts to attend its Corporate Open Day, and meeting and visiting 720 investors in the results release conference and roadshows. In addition, the Company kept in close contact with investors’ groups by phone and email, communicated through more than 1,500 emails with investors’ groups, and answered and replied more than 2,000 calls and electronic mail.
In 2010, Ms. Liu Yingqi, Vice President and Board Secretary of the Company, was awarded the “Best Board Secretary for the Management of Investor Relations” and the Company’s website was awarded the “Best Information Disclosure Website of Listed Companies” in the “Most Popular Investor Relations Interactive Platform in China Awards” by the Securities Times. Ms. Liu Yingqi, Vice President and Board Secretary of the Company, was also awarded the “Golden Governance — Prize for the Board Secretary who Gives Continuous Rewards to the Company” in the “Golden Governance — Outstanding Board Secretary of Listed Companies Awards” by Shanghai Securities News.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Report of the Board of Directors	67

From left to right:
Ms. Liu Yingqi,
Mr. Anthony Francis Neoh,
Mr. Sun Changji,
Ms. Zhuang Zuojin,
Mr. Wan Feng,
Mr. Yang Chao,
Mr. Miao Jianmin,
Mr. Shi Guoqing,
Mr. Ma Yongwei,
Mr. Bruce Douglas Moore,
Mr. Lin Dairen
1.	PRINCIPAL BUSINESS

The Company is the largest life insurance company in China’s life insurance market and possesses the most extensive distribution network in China, comprising exclusive agents, direct sales representatives as well as dedicated and non-dedicated agencies. The Company provides products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and is China’s largest insurance asset management company through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

2.	MANAGEMENT DISCUSSION AND ANALYSIS

For an analysis of the Company’s operating and financial results, please refer to the section headed “Management Discussion and Analysis” in this annual report.

3.	DETAILS OF ANY PROFIT DISTRIBUTION PLAN OR PUBLIC RESERVES CAPITALIZATION PLAN

In accordance with the profit distribution plan approved by the Board on 22 March 2011, after the appropriation to its discretionary surplus reserve fund of RMB3,368 million (10% of the net profit for 2010), the Company, based on 28,264,705,000 shares in issue, proposed to distribute cash dividends amounting to RMB11,306 million to all shareholders of the Company at RMB0.40 per share. The foregoing profit distribution plan is to take effect after approval by the Annual General Meeting to be held on 3 June 2011 (Friday). Domestic shareholders’ dividends are declared, valued and paid in RMB. Dividends payable to shareholders of the Company’s foreign-listed shares are declared and valued in RMB and paid in the currency of the jurisdiction in which the foreign-listed shares are listed (if the Company is listed in more than one jurisdiction, dividends shall be paid in the currency of the Company’s principal jurisdiction of listing as determined by the Board). The Company shall pay dividends to shareholders of foreign-listed shares in conformity with PRC regulations on foreign exchange control. If no such regulations are in place, the applicable exchange rate is the average exchange rate published by the People’s Bank of China one week before the declaration of the distribution of dividends or other payments.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

68	Report of the Board of Directors

For the purposes of distributing after-tax profits, unless otherwise required by regulatory authorities, the relevant amount of after-tax profits shall be the lesser of: firstly, such amount as appeared in the financial statements prepared in accordance with China Accounting Standards for Business Enterprises; and secondly, such amount as appeared in the financial statements prepared in accordance with the financial reporting standards of the Company’s offshore listed jurisdictions.

No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

4.	RESERVES

Details of the reserves of the Company are set out in the section headed “Notes to the Consolidated Financial Statements” in this annual report.

5.	CHARITABLE DONATIONS

The total amount of charitable donations made by the Company and its subsidiaries for the Reporting Period was RMB56.75 million.

6.	PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in the section headed “Notes to the Consolidated Financial Statements” in this annual report.

7.	SHARE CAPITAL

Details of movement in share capital of the Company are set out in the section headed “Notes to the Consolidated Financial Statements” in this annual report.

8.	BANK BORROWINGS

As at the end of the Reporting Period, the Company did not have any bank borrowings.

9.	INFORMATION OF TAX DEDUCTION

Main items for tax deduction while calculating the 2010 enterprise income tax payable by the Company are as follows:

Interest income received from government bonds:	RMB6,808 million
Dividend income from funds:	RMB4,013 million
10.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s listed securities.

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11.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in 2010. The Company will deal with such rights and related matters in accordance with PRC governmental policy.

12.	DAY-TO-DAY OPERATIONS OF THE BOARD

Details of Board meetings, implementation by the Board of resolutions passed at Shareholders’ General Meetings and the Board’s performance of its duties during the Reporting Period are set out in the section headed “Corporate Governance” in this annual report.

13.	DIRECTORS’ AND SUPERVISORS’ SERVICE CONTRACTS

None of the Directors or Supervisors has entered into any service contract with the Company that are not terminable within one year or can only be terminated by the Company with payment of compensation (other than statutory compensation).

14.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN MATERIAL CONTRACTS

None of the Directors or Supervisors is or was materially interested, directly or indirectly, in any contracts of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period.

15.	DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

At no time during the Reporting Period had the Company authorized its Directors, Supervisors or their respective spouses or children under the age of 18 to benefit by means of the acquisition of shares or debentures of the Company or any of its other associated corporations, and no such rights for the acquisition of shares or debentures were exercised by them.

16.	DISCLOSURE OF DIRECTORS’ AND SUPERVISORS’ INTERESTS IN SHARES

As at the end of the Reporting Period, none of the Directors or Supervisors had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the Model Code) as set out in Appendix 10 to the Listing Rules. In addition, the Board has created a Code of Conduct in relation to the sale and purchase of the Company’s securities by Directors and Supervisors, which is no less stringent than the Model Code. Upon specific inquiry by the Company, the Directors and Supervisors have confirmed observation of the Model Code and the Company’s own Code of Conduct in the year of 2010.

17.	PRE-EMPTIVE RIGHTS AND ARRANGEMENTS ON OPTIONS OF SHARES

According to the Articles of Association and relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement for options on shares.

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70	Report of the Board of Directors
18.	MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

19.	MATERIAL GUARANTEES

Independent Directors of the Company have rendered their independent opinions on the Company’s external guarantees, and are of the view that:
(1)	during the Reporting Period, the Company did not provide any external guarantee;

(2)
the Company’s internal control system regarding external guarantees complied with laws, regulations, and the requirements under the “Notice in relation to the standardization of capital flows between Listed Companies and Connected Parties and Issues in relation to External Guarantees granted by Listed Companies”; and

(3)	the Company has expressly provided in its Articles of Association the level of authority required for approving external guarantees and the approval procedures.
20.	BOARD’S STATEMENT ON INTERNAL CONTROL

In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the Board conducted an assessment on internal control relating to the Company’s financial reporting functions, and confirmed that its internal control was effective as at 31 December 2010.

21.	MAJOR CUSTOMERS

During the Reporting Period, the gross written premiums received from the Company’s five largest customers accounted for less than 30% of the Company’s gross written premiums for the year. None of the Directors of the Company or any of their associates or any shareholders (which to the best knowledge of the Directors, has more than 5% of the Company’s issued share capital) had any beneficial interest in the Company’s five largest customers.

22.	SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date (22 March 2011), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

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Report of the Board of Directors	71
23.	COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

None of the Directors of the Company are aware of any information that would reasonably indicate that the Company did not meet the applicable code provisions under the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules during the Reporting Period. Details are set out in the section headed “Corporate Governance” in this annual report.

24.	AUDITORS

Resolutions were passed at the Annual General Meeting for the year 2009 to engage PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers as the PRC and international auditors to the Company in 2010. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers have been the Company’s auditors for 8 consecutive years.

Remuneration paid by the Company to the auditors is approved at the Annual General Meeting, pursuant to which the Board is authorized to determine the amount and make payment. Audit fees paid by the Company to the auditors will not affect the independence of the auditors.

Remuneration paid by the Company to the auditors in 2010 was as follows:

Service/Nature	Fees (RMB millions)

Audit and audit-related services	63.90

A resolution for the re-appointment of PricewaterhouseCoopers as the international auditor and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the PRC auditor of the Company will be proposed at the forthcoming Annual General Meeting for the year 2010 to be held on 3 June 2011.

By Order of the Board
Yang Chao
Chairman
Beijing, China
22 March 2011

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

72	Report of the Supervisory Committee

From left to right: Mr. Wang Xu Mr. Shi Xiangming Ms. Xia Zhihua Mr. Tian Hui Ms. Yang Hong
1.	MEETINGS CONVENED BY THE SUPERVISORY COMMITTEE

Date	Issues Discussed
26 February 2010 The Fifth Meeting of the Third Session of the Supervisory Committee	1.	Reviewed and approved the “Proposal in relation to the Change of Accounting Policies for Onshore Financial Reports and the Adoption of the International Financial Reporting Standards for Offshore Financial Reports”
	2.	Reviewed and approved the “Proposal in relation to the amendments to the ‘Regulations for the Administration of Information Disclosure of China Life Insurance Company Limited’ and the ‘Internal Reporting System for Material Information of China Life Insurance Company Limited’”
	3.	Reviewed and approved the “Proposal in relation to relevant recommendations made at the second meeting of the third session of the Risk Management Committee”
	4.	Reviewed and approved the “Proposal in relation to the 2009 Work Summary and the 2010 Workplan of the Supervisory Committee”

7 April 2010 The Sixth Meeting of the Third Session	1.	Reviewed and approved the “Proposal in relation to Actuarial Policies, Assumptions and Effects”
of the Supervisory Committee	2.	Reviewed and approved the “Proposal in relation to the 2009 Financial Report”
	3.	Reviewed and approved the “2009 Annual Report” (A Share/H Share)
	4.	Reviewed and approved the “2009 Report of the Supervisory Committee” and the submission of the same for the approval at the Shareholders’ General Meeting
	5.	Reviewed and approved the “Proposal in relation to the ‘2009 Supervisory Committee’s Performance of Duties Report’”

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Report of the Supervisory Committee	73

Date	Issues Discussed
	6.	Reviewed and approved the “Proposal in relation to the 2009 Profit Distribution Plan”
	7.	Reviewed and approved the “Proposal in relation to the ‘Self-evaluation Report of the Board regarding the Company’s Internal Control Systems’”
	8.	Reviewed and approved the “Proposal in relation to the ‘2009 Self-evaluation Report on the Company’s Internal Control Systems’”
	9.	Reviewed and approved the “Proposal in relation to the ‘2009 Report on Connected Transactions and the implementation of the Connected Transactions Management System’”
	10.	Reviewed and approved the “Proposal in relation to the ‘Review of the 2009 Audit Report of Connected Transactions’”

28 April 2010	1.	Reviewed and approved the “2010 First Quarter Report”
The Seventh Meeting of the Third Session of the Supervisory Committee	2.	Reviewed and approved the “Proposal in relation to the ‘2009 Compliance Report’”
	3.	Reviewed and approved the “Proposal in relation to the ‘2009 Risk Assessment Report’”

25 August 2010 The Eighth Meeting of the Third Session	1.	Reviewed and approved the “2010 A Share Interim Report” and the “2010 H Share Interim Report”
of the Supervisory Committee	2.	Reviewed and approved the “Proposal in relation to the Solvency Report for the First Half of 2010”
	3.	Reviewed and approved the “Proposal in relation to the Submission of Internal Audit for Approval”

28 October 2010	1.	Reviewed and approved the “2010 Third Quarter Report”
The Ninth Meeting of the Third Session of the Supervisory Committee	2.	Reviewed and approved the “Proposal in relation to the Corporate Governance — Outline for the Workflow of the Supervisory Committee’s Performance of Duties”
	3.	Reviewed and approved the “Proposal in relation to the Supervisory Committee Investigation Report on Tianjin and Xinjiang”

20 December 2010 The Tenth Meeting of the Third Session of the Supervisory Committee	1.	Reviewed and approved the “Report on the Implementation of Recommendations Made by China Insurance Regulatory Commission in relation to the ‘Implementing Guidelines for Comprehensive Risk Management of Life Insurance Companies’”
	2.	Reviewed and approved the “2010 Work Summary of the Supervisory Committee”

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

74	Report of the Supervisory Committee
2.	ACTIVITIES OF THE SUPERVISORY COMMITTEE
1.
Conducting a research study on the performance by the Supervisory Committee of its duties to further strengthen functions. According to the 2010 Workplan of the Supervisory Committee, a research study on “Corporate Governance — Outline for the Workflow of the Supervisory Committee’s Performance of Duties” (hereinafter referred to as the “Outline”) was one of the work focus of the Supervisory Committee in 2010. In order to actively move it forward, the Supervisory Committee established a study group to draw up a plan for the research study and make arrangement for work allocation, and further included such research study as a key research study project of the Company for 2010. The Outline research study was led by the Supervisory Committee, supported by external experts and assisted by the relevant departments of the Company. Through background studies, information searches, internal and external seminars, industry investigations and research, etc, the Supervisory Committee came up with 23 workflows for the performance of its duties grouped under five categories, and gave advices and recommendations on strengthening the functions of the Supervisory Committee in accordance with external regulatory laws and regulations and the internal governance system of the Company. As a result, the Outline research study was reviewed and approved at the ninth meeting of the third session of the Supervisory Committee on 28 October 2010. For the purpose of implementing the research results, the Supervisory Committee held a seminar on 26 November 2010 and invited regulatory bodies and external experts to jointly discuss and study the research results, which further deepened its understanding on the performance by the Supervisory Committee of its duties and suggested ways to improve such performance.

In order to understand and learn from the experience and approach of supervisory committees of other listed companies in performing their duties, the Supervisory Committee of the Company held an exchange event on the theme of “Duties and Practices of Supervisory Committees” in September 2010, during which experiences and discussions were shared between the Company and the supervisory committees of other listed companies on issues such as the basic situation of supervisory committees, their scope of work and workflow for the performance of duties, exploration and experience of supervisory committees in their practice of corporate governance and the lessons learned by them, etc. Through the exchange of ideas during seminars, the Supervisory Committee benefitted from the valuable experience of supervisory committees of other listed companies in their work of supervision and practice, thereby further broadening its horizon and perspective and enlarging the scope of work of the Supervisory Committee in performing its duties.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Report of the Supervisory Committee	75
2.
Carrying out investigations, research and examinations and strengthening supervision and inspection. According to the 2010 Supervisory Committee Annual Research Workplan, the Supervisory Committee organized two investigation and research teams to inspect the Company’s Tianjin and Xinjiang Branches during the periods from 21 June 2010 to 24 June 2010 and from 24 July 2010 to 27 July 2010, respectively, in order to understand the basic situation of the Company at its local branches in the aspects of business development, operations management, basic infrastructure, implementation by the Company’s branches of the “Five Changes” proposed by its headquarters, the Company’s branches’ internal control and risk prevention, and their work on effective monitoring and sales supervision. Through such activities, the Supervisors gained an understanding of the basic situation of operations management of the Company at its local branches and were well aware of the key issues arising from the development of its local branches. As a result, the Supervisors gave advices and recommendations to the management for the improvement of their work and achieved the objective of such investigations and research.

3.
Participating in supervision training and improving the Supervisors’ abilities to perform their duties. In 2010, for the implementation of the “No.2 Interpretation of Accounting Standards for Business Enterprises”, the Supervisory Committee duly organized a special training to grasp the changes in accounting policies and the development of the reserve polices. In accordance with regulatory requirements, the Supervisors took turns to take part in Stage 2, Stage 3 and Stage 5 of the training courses for Directors, Supervisors and senior management held by the Beijing Securities Regulatory Bureau. The training provided a comprehensive and systematic study of corporate governance theory and practice, and also provided communication opportunities with other listed companies, laying a good foundation for the improved performance of the Supervisory Committee in the discharge of its duties.

3.	INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON CERTAIN MATTERS

During the Reporting Period, the Supervisory Committee of the Company performed its duties in a diligent manner in accordance with the terms of reference prescribed by the Company Law of the PRC and the Articles of Association.

1.
The Company’s operational compliance with the law. During the Reporting Period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the Company Law of the PRC and the Articles of Association. During the Reporting Period, all Directors and senior management of the Company maintained strict principles of diligence and integrity, and the Supervisory Committee is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company in the course of discharging their duties.

2.
The fairness of the financial report. The Company’s annual financial report truly and completely reflected the state of the Company’s financial position and operating results. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers have performed audits and have issued unqualified auditors’ reports for the year ended 2010 in accordance with China Standards on Auditing of PRC Certified Public Accountants and International Standards on Auditing, respectively.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

76	Report of the Supervisory Committee
3.
Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets were fair and reasonable. The Supervisory Committee is not aware of any insider trading, any acts harming the interests of shareholders or the incurring of any loss to the Company’s assets.

4.
Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial terms. The Supervisory Committee is not aware of any acts harming the interests of the Company.

5.
Internal control system and self-evaluation report on internal control. During the Reporting Period, the Company has sought to improve its internal control system, and continued to improve the effectiveness of such system. The Supervisory Committee of the Company reviewed the Self-evaluation Report on the Company’s Internal Control Systems and does not raise any objection against the Self-evaluation Report of the Board regarding the Company’s Internal Control Systems.

By Order of the Supervisory Committee
Xia Zhihua
Chairperson of the Supervisory Committee
Beijing, China
22 March 2011

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Significant Events	77
1.	USE OF FUNDS RAISED
During the Reporting Period, the Company had neither raised funds nor used funds raised in the previous periods.
2.	CONNECTED TRANSACTIONS
(1)	Continuing Connected Transactions
During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.34 of the Listing Rules, including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, and the asset management agreement between CLIC and AMC. These continuing connected transactions were subject to reporting and announcement but were exempt from independent shareholders’ approval requirements under the Listing Rules.
(1)	Policy Management Agreement
The Company and CLIC have constantly signed policy management agreements since 30 September
2003. The Company and CLIC entered into a confirmation letter on 30 December 2008, pursuant to which both parties confirmed the further renewal of the policy management agreement for three years from 1 January 2009 to 31 December 2011. Pursuant to the renewed policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 29 in the Notes to the Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2011 is RMB1,402 million.
For the year ended 31 December 2010, the service fee paid by CLIC to the Company amounted to RMB1,154 million.
(2)	Asset Management Agreements
(a)	Asset Management Agreement between AMC and the Company
Since 30 November 2003, the Company has been entering into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2010. The Company and AMC entered into an asset management agreement on 30 December 2010, which is for a term of one year effective from 1 January 2011 and expiring on 31 December 2011, and will be renewed for another year, unless terminated by either party giving to the other party no less than 90 days’ prior written notice to terminate the agreement at the expiration of the then current term. In accordance with the asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 29 in the Notes to the Consolidated Financial Statements. The Company has set the annual cap amount at RMB900 million for 2011 and 2012.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

78	Significant Events
For the year ended 31 December 2010, the Company paid AMC an asset management fee of RMB659 million.
(b)	Asset Management Agreement between CLIC and AMC
Since 30 November 2003, AMC has been entering into asset management agreements with CLIC. CLIC and AMC entered into a renewed CLIC asset management agreement (the Renewed CLIC Asset Management Agreement) on 30 December 2008. The Renewed CLIC Asset Management Agreement is for a term of three years, effective from 1 January 2009 and expiring on 31 December 2011. In accordance with the Renewed CLIC Asset Management Agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. For details as to the method of calculation of the asset management fee, please refer to Note 29 in the Notes to the Consolidated Financial Statements. The annual caps for each of the three years ending 31 December 2011 are RMB280 million, RMB290 million and RMB300 million, respectively.
For the year ended 31 December 2010, CLIC paid AMC an asset management fee of RMB123 million.
CERTIFICATION BY AUDITOR
The Board has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions which were subject to reporting and announcement requirements, and the letter stated that during the Reporting Period:
(a)	nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s Board of Directors;
(b)
for transactions involving the provision of goods or services by the Company, nothing has come to the auditors’ attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company;

(c)
nothing has come to the auditors’ attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Significant Events	79
(d)
nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcements made.

CONFIRMATION BY INDEPENDENT DIRECTORS
The Company’s Independent Directors have reviewed the above continuing connected transactions which were subject to reporting and announcement requirements, and confirmed that:
(a)	the transactions were entered into in the ordinary and usual course of business of the Company;
(b)	the transactions were conducted either on normal commercial terms or on terms that are fair and reasonable so far as the Company’s independent shareholders are concerned;
(c)	the transactions were entered into in accordance with the agreements governing those connected transactions; and

(d)	the amounts of the continuing connected transactions have not exceeded the relevant annual caps.
(2)	Other Connected Transactions

The Entrustment of Enterprise Annuity Funds and Account Management Agreement

On 27 July 2009, the Company, CLIC and AMC signed the “China Life Insurance (Group) Company Entrustment of Enterprise Annuity Funds and Account Management Agreement” with the Pension Company. The agreement is valid for three years from the date the entrusted funds are transferred into a special entrustment account. As a trustee and account manager, the Pension Company provides trusteeship and account management services for the enterprise annuity funds of the Company, CLIC and AMC and charges trustee management fees and account management fees in accordance with the agreement.

(3)	Statement on Claims, Debt Transactions and Guarantee Transactions etc. with Connected Parties outside the Course of Business

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees with connected parties outside the course of its business.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

80	Significant Events
3.	MATERIAL CONTRACTS AND THE PERFORMANCE OF MATERIAL CONTRACTS
1.
During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor have entrusted, contracted or leased other companies’ assets, the income from which is responsible for 10% or above of the Company’s profits for the year.

2.	The Company neither gave external guarantees nor provided guarantees to its subsidiaries during the Reporting Period.

3.	Apart from entrusting funds with AMC and its subsidiaries for asset management purposes, the Company did not entrust other companies with the management of cash assets during the Reporting Period.

4.	Except otherwise disclosed in this annual report, the Company had no other material contracts during the Reporting Period.
4.	UNDERTAKINGS OF THE COMPANY OR SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL OF THE COMPANY WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the abovementioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto. CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, all other formalities in relation to the change of land and property ownership have been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

5.	MAJOR LITIGATION AND ARBITRATION

The Company was not a party to any major litigation or arbitration during the Reporting Period.

6.	OTHER AFFAIRS

In 2010, the National Audit Office of China (the “NAO “) conducted a routine audit (the “Audit”) on the assets, liabilities and profits and losses of CLIC and its subsidiaries (including the Company) and certain of its branch entities for the year of 2009. In January 2011, the Company issued an announcement on the “Audit Findings on China Life Insurance (Group) Company and its Subsidiaries Issued by the National Audit Office of the People’s Republic of China”, and the NAO released the “Results of the Audit on the Assets, Liabilities and Profits and Losses of China Life Insurance (Group) Company for the Year of 2009”. The issues identified in the Audit have no material impact on the Company’s overall operating results, its financial statements and internal control over financial reporting.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Honors and Awards	81
“Forbes” Forbes Global 2000 for 2010, ranking No.90
“Financial Times” FT Global 500 2010, ranking No.41
“FinanceAsia” Best Corporate Governance 2010
The Most Profitable 100 in Asia
“FORTUNE China” Top 500 Chinese Listed Enterprises, ranking No.6
“China Credible Enterprise Authentification 2010” Highest Honor
“21st Century News” Asian Insurance Competitiveness Ranking No.1 (Excluding Japan, Malaysia)
Best Insurance Company in Asia
“Golden Kylin Forum of Sina” Best Insurance Company of the Year
“The Seventh Session Award for the Best Chinese Corporate Citizen 2010” Best Chinese Corporate Citizen

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

82	Report of Auditor

PricewaterhouseCoopers 22nd Floor, Prince’s Building Central, Hong Kong Telephone : (852) 2289 8888 Facsimile : (852) 2810 9888 www.pwchk.com
Independent Auditor’s Report
To the equity holders of China Life Insurance Company Limited
(incorporated in the People’s Republic of China with limited liability)
We have audited the consolidated financial statements of China Life Insurance Company Limited (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 84 to 186, which comprise the consolidated and company statement of financial position as at 31 December 2010, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flow for the year then ended, and a summary of significant accounting policies and other explanatory information.
DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Report of Auditor	83
OPINION
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as at 31 December 2010, and of the Group’s financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
OTHER MATTERS
This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 22 March 2011

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

84	Consolidated Statement of Financial Position

As at 31 December 2010

		As at 31	As at 31
		December	December
		2010	2009
	Note	RMB million	RMB million

ASSETS
Property, plant and equipment	6	18,946	17,467
Investments in associates	7	20,892	8,470
Held-to-maturity securities	8.1	246,227	235,099
Loans	8.2	36,543	23,081
Term deposits	8.3	441,585	344,983
Statutory deposits — restricted	8.4	6,153	6,153
Available-for-sale securities	8.5	548,121	517,499
Securities at fair value through income	8.6	9,762	9,133
Accrued investment income	8.7	18,193	14,208
Premiums receivable	10	7,274	6,818
Reinsurance assets	11	830	832
Other assets	12	8,199	6,317
Cash and cash equivalents		47,854	36,197

Total assets		1,410,579	1,226,257

The notes on pages 93 to 186 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Consolidated Statement of Financial Position	85
As at 31 December 2010

		As at 31	As at 31
		December	December
		2010	2009
	Note	RMB million	RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	13	1,018,135	818,164
Investment contracts	14	70,171	67,326
Securities sold under agreements to repurchase	15	23,065	33,553
Policyholder dividends payable		52,828	54,587
Annuity and other insurance balances payable		8,275	5,721
Premiums received in advance		1,880	1,804
Other liabilities	16	13,746	11,978
Deferred tax liabilities	24	11,776	16,361
Current income tax liabilities		34	3,850
Statutory insurance fund	17	194	137

Total liabilities		1,200,104	1,013,481

Equity
Share capital	30	28,265	28,265
Reserves	31	100,512	102,787
Retained earnings		79,933	80,020

Attributable to equity holders of the Company		208,710	211,072

Non-controlling interests		1,765	1,704

Total equity		210,475	212,776

Total liabilities and equity		1,410,579	1,226,257

Approved and authorized for issue by the Board of Directors on 22 March 2011

Yang Chao	Wan Feng

Director	Director
The notes on pages 93 to 186 form an integral part of these consolidated financial statements.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

86	Statement of Financial Position

As at 31 December 2010

		As at 31	As at 31
		December	December
		2010	2009
	Note	RMB million	RMB million

ASSETS
Property, plant and equipment	6	18,389	16,940
Investments in subsidiaries	34	3,865	3,865
Investments in associates	7	18,178	7,278
Held-to-maturity securities	8.1	246,220	235,092
Loans	8.2	36,353	23,031
Term deposits	8.3	440,217	343,483
Statutory deposits — restricted	8.4	5,653	5,653
Available-for-sale securities	8.5	544,744	514,055
Securities at fair value through income	8.6	9,676	9,113
Accrued investment income	8.7	18,098	14,120
Premiums receivable	10	7,274	6,818
Reinsurance assets	11	830	832
Other assets	12	8,151	6,236
Cash and cash equivalents		47,545	35,582

Total assets		1,405,193	1,222,098

The notes on pages 93 to 186 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Statement of Financial Position	87
As at 31 December 2010

		As at 31	As at 31
		December	December
		2010	2009
	Note	RMB million	RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	13	1,018,135	818,164
Investment contracts	14	70,171	67,326
Securities sold under agreements to repurchase	15	22,660	32,810
Policyholder dividends payable		52,828	54,587
Annuity and other insurance balances payable		8,275	5,721
Premiums received in advance		1,880	1,804
Other liabilities	16	13,465	11,802
Deferred tax liabilities	24	11,828	16,377
Current income tax liabilities		9	3,849
Statutory insurance fund	17	194	137

Total liabilities		1,199,445	1,012,577

Equity
Share capital	30	28,265	28,265
Reserves	31	100,399	102,485
Retained earnings		77,084	78,771

Total equity		205,748	209,521

Total liabilities and equity		1,405,193	1,222,098

Approved and authorized for issue by the Board of Directors on 22 March 2011

Yang Chao	Wan Feng

Director	Director
The notes on pages 93 to 186 form an integral part of these consolidated financial statements.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

88	Consolidated Statement of Comprehensive Income

For the year ended 31 December 2010

		2010		2009
	Note	RMB million		RMB million

REVENUES
Gross written premiums			318,229		275,970
Less: premiums ceded to reinsurers			(177)		(158)

Net written premiums			318,052		275,812
Net change in unearned premium reserves			36		(735)

Net premiums earned			318,088		275,077

Investment income	18		48,872		38,890
Net realised gains on financial assets	19		15,841		21,244
Net fair value gains through income	20		280		1,449
Other income			2,757		2,630

Total revenues			385,838		339,290

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	21		(71,237)		(74,858)
Accident and health claims and claim adjustment expenses	21		(8,740)		(7,808)
Increase in insurance contracts liabilities	21		(199,655)		(154,372)
Investment contract benefits	22		(1,950)		(2,142)
Policyholder dividends resulting from participation in profits			(13,224)		(14,487)
Underwriting and policy acquisition costs			(27,256)		(22,936)
Administrative expenses			(20,285)		(18,719)
Other operating expenses			(3,655)		(2,390)
Statutory insurance fund contribution	17		(599)		(537)

Total benefits, claims and expenses			(346,601)		(298,249)

Share of results of associates	7		1,771		704
Profit before income tax	23		41,008		41,745
Income tax	24		(7,197)		(8,709)

Net profit			33,811		33,036

Attributable to:
— equity holders of the Company			33,626		32,881
— non-controlling interests			185		155

Basic and diluted earnings per share	26	RMB	1.19	RMB	1.16

The notes on pages 93 to 186 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Consolidated Statement of Comprehensive Income	89
For the year ended 31 December 2010

		2010	2009
	Note	RMB million	RMB million

Other comprehensive income/(loss)
Fair value (losses)/gains on available-for-sale securities		(13,666)	39,470
Amount transferred to net profit from other comprehensive income		(15,763)	(21,040)
Portion of fair value (losses)/gains on available-for-sale securities attributable to participating policyholders		7,983	(3,999)
Share of other comprehensive loss of associates		(131)	(70)
Others		(1)	—
Income tax relating to components of other comprehensive income/(loss)	24	5,362	(3,607)

Other comprehensive (loss)/income for the year		(16,216)	10,754

Total comprehensive income for the year		17,595	43,790

Attributable to:
— equity holders of the Company		17,423	43,626
— non-controlling interests		172	164
The notes on pages 93 to 186 form an integral part of these consolidated financial statements

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

90	Consolidated Statement of Changes in Equity

For the year ended 31 December 2010

	Attributable to equity holders
	of the Company
	Share capital	Reserves	Retained	Non-controlling
	RMB million	RMB million	earnings	interests	Total
	(Note 30)	(Note 31)	RMB million	RMB million	RMB million

As at 1 January 2009	28,265	84,447	61,235	924	174,871
Net profit	—	—	32,881	155	33,036
Other comprehensive income for the year	—	10,745	—	9	10,754

Total comprehensive income	—	10,745	32,881	164	43,790

Transactions with owners
Capital contribution	—	—	—	720	720
Appropriation to reserve (Note 31)	—	7,595	(7,595)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(104)	(104)

Total transactions with owners	—	7,595	(14,096)	616	(5,885)

As at 31 December 2009	28,265	102,787	80,020	1,704	212,776

As at 1 January 2010	28,265	102,787	80,020	1,704	212,776
Net profit	—	—	33,626	185	33,811
Other comprehensive loss for the year	—	(16,203)	—	(13)	(16,216)

Total comprehensive income	—	(16,203)	33,626	172	17,595

Transactions with owners
Appropriation to reserve (Note 31)	—	13,928	(13,928)	—	—
Dividends paid	—	—	(19,785)	—	(19,785)
Dividends to non-controlling interests	—	—	—	(111)	(111)

Total transactions with owners	—	13,928	(33,713)	(111)	(19,896)

As at 31 December 2010	28,265	100,512	79,933	1,765	210,475

The notes on pages 93 to 186 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Consolidated Statement of Cash Flow	91
For the year ended 31 December 2010

	2010	2009
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax:	41,008	41,745

Adjustments for:
Investment income	(48,872)	(38,890)
Net realised and unrealised gains on financial assets	(16,121)	(22,693)
Insurance contracts	199,978	155,252
Depreciation and amortisation	1,802	1,560
Amortisation of premiums and discounts	(5)	10
Loss on foreign exchange	392	28
Share of results of associates	(1,771)	(704)
Changes in operating assets and liabilities:
Securities at fair value through income	(809)	6,435
Receivables and payables	13,056	9,917
Income tax paid	(10,236)	(3,995)
Interest received	135	291
Dividends received	43	40

Net cash inflow from operating activities	178,600	149,700

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	38,245	95,197
Maturities of debt securities	8,199	25,730
Sales of equity securities	133,111	101,112
Property, plant and equipment	240	420
Purchases:
Debt securities	(74,324)	(148,559)
Equity securities	(171,379)	(149,523)
Property, plant and equipment	(4,849)	(3,261)
Additional capital contribution to associates	(2,999)	—
Increase in term deposits, net	(96,602)	(116,711)
Decrease in securities purchased under agreements to resell, net	89	8
Interest received	38,873	34,139
Dividends received	5,321	3,159
Increase in policy loan, net	(10,146)	(5,155)
Other	284	(307)

Net cash outflow from investing activities	(135,937)	(163,751)

The notes on pages 93 to 186 form an integral part of these consolidated financial statements.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

92	Consolidated Statement of Cash Flow

For the year ended 31 December 2010

	2010	2009
	RMB million	RMB million

CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease)/increase in investment in securities sold under agreements to repurchase, net	(10,488)	22,163
Interest paid	(297)	(111)
Contribution from non-controlling interests	—	720
Dividends paid to the Company’s equity holders	(19,785)	(6,501)
Dividends paid to non-controlling interests	(111)	(104)

Net cash (outflow)/ inflow from financing activities	(30,681)	16,167

Foreign currency losses on cash and cash equivalents	(325)	(4)

Net increase in cash and cash equivalents	11,657	2,112

Cash and cash equivalents
Beginning of year	36,197	34,085

End of year	47,854	36,197

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	45,143	23,640
Short-term bank deposits	2,711	12,557
The notes on pages 93 to 186 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	93
For the year ended 31 December 2010
1	ORGANIZATION AND PRINCIPAL ACTIVITIES
China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.
The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, PRC. The Company is listed on the Stock Exchange of Hong Kong, the New York Stock Exchange and the Shanghai Stock Exchange.
These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 22 March 2011.
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.
2.1	Basis of preparation
The Group adopted International Financial Reporting Standards (“IFRS”) in 2009. The Group prepared these consolidated financial statements in accordance with IFRS, its amendments and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange Limited and the requirements of the Hong Kong Company’s Ordinance. The Group prepared the consolidated financial statements under the historical cost convention, as modified by financial assets and financial liabilities at fair value through income, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

94	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures
(a)	New and amended standards adopted by the Group

The following revised standards are mandatory for the first time for the financial year beginning 1 January 2010.
•
IFRS 3 (Revised), ‘Business combinations’, and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. The revised standard continues to apply the acquisition method to business combinations, with some significant changes, such as the recognition and measurement of the identifiable assets acquired, the liabilities assumed, the non-controlling interests in the acquire and the acquisition-related costs.

•
IAS 27 (Revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss.

The Group adopted these revised standards on 1 January 2010 and they did not have any material impacts on the Group’s financial position and comprehensive income.

(b)	New and revised standards, amendments and interpretations mandatory for the first time for the financial year beginning 1 January 2010 but not currently relevant to the Group

The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after 1 January 2010 or later periods but not currently relevant to the Group’s operation.

Standard/Amendment		Applicable for financial years
/Interpretation	Content	beginning on/after

IFRIC 17	Distribution of non-cash assets to owners	1 July 2009
IFRIC 18	Transfers of assets from customers	1 July 2009
IFRIC 9	Reassessment of embedded derivatives	1 July 2009
IFRIC 16	Hedges of a net investment in a foreign operation	1 July 2009
IAS 39	Eligible hedge items	1 July 2009
IAS 1 (Amendment)	Presentation of financial statements	1 January 2010
IAS 17 (Amendment)	Leases	1 January 2010
IAS 36 (Amendment)	Impairment of assets	1 January 2010
IFRS 2 (Amendments)	Group cash-settled share-based payment transactions	1 January 2010
IFRS 5 (Amendment)	Non-current assets held for sale and discontinued operations	1 July 2009

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	95
For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)
(c)	New standards, amendments and interpretations have been issued but are not effective for the financial year beginning 1 January 2010.
•
IFRS 9 and IFRS 9 (Amendment), ‘Financial instruments’, issued in November 2009 and October 2010 respectively. This standard is the first step in the process to replace IAS 39, ‘Financial instruments: recognition and measurement’. IFRS 9 and IFRS 9 (Amendment) introduce new requirements for classifying, measuring and derecognizing financial assets and financial liabilities and are likely to affect the Group’s accounting for its financial assets and financial liabilities. The standard is not applicable until 1 January 2013 but is available for early adoption. The Group is in the process of making an assessment of the impact of the standard and is considering the timing of adoption.

•
Revised IAS 24 (Revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after 1 January 2011. The Group early adopted IAS 24 Related Party Disclosures (Revised) since 2009. The adoption of IAS 24 Related Party Disclosures (Revised) only affected disclosure and did not have any impact on the Group’s financial position and comprehensive income.

•
‘Classification of rights issues’ (Amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after 1 February 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 ‘Accounting policies, changes in accounting estimates and errors’. The Group will apply the amended standard from 1 January 2011. The Group will make an assessment of the impact of the standard when applicable.

•
IFRIC-Int 19, ‘Extinguishing financial liabilities with equity instruments’, effective for annual periods beginning on or after 1 July 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The Group will apply the interpretation from 1 January 2011. It is not expected to have any impact on the Group’s financial position and comprehensive income.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

96	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)
(c)	New standards, amendments and interpretations have been issued but are not effective for the financial year beginning 1 January 2010. (continued)
•
‘Prepayments of a minimum funding requirement’ (Amendments to IFRIC-Int 14). The amendments correct an unintended consequence of IFRIC-Int 14, ‘IAS 19-The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC-Int 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning 1 January 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented. The Group will apply these amendments for the financial reporting period commencing on 1 January 2011. It is not expected to have any impact on the Group’s financial position and comprehensive income.

•
‘Improvements to IFRS 2009’ and ‘Annual Improvements 2010’ were issued in April 2009 and May 2010 respectively, containing numerous technical and conforming amendments to IFRS, which the IASB consider non-urgent but necessary. These amendments comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Apart from the early adoption of the amendments to IFRS 1 and IFRS 7 from ‘Annual Improvements 2010’, no other amendments effective for annual periods after 1 January 2010 was early adopted by the Group and no material changes to accounting policies were made in 2010 or are expected in 2011 as a result of these amendments.

2.2	Consolidation
Subsidiaries
The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the Board of Directors; or to cast majority votes at the meetings of the Board of Directors.
The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	97
For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.2	Consolidation (continued)

Subsidiaries (continued)
The investments in subsidiaries are accounted for in the company only statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the company on the basis of dividend and receivable.
The excess of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.
Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provided evidence of impairment of the assets transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Transactions with non-controlling interests
The Group treats transactions with non-controlling interests as transactions with equity holders of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.
If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

98	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.2	Consolidation (continued)
Associates
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.
The Group’s share of its associates’ post-acquisition profit or loss is recognized in the net profit, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses unless it has obligations or made payments on behalf of the associate.
Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.
The investment in associates is stated at cost less impairment in the company only statement of financial position. The results of associates are accounted for by the Company on the basis of dividends received and receivable.
2.3	Segment reporting
The Group’s operating segments are presented in a manner consistent with the internal management reporting provided to the president office for deciding how to allocate resources and for assessing performance.
Operating segment refers to the segment within the Group that satisfies following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluate the operating results of the segment to make resource allocation decision and to evaluate the business performance; iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flow and other financial performance indicators.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	99
For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.4	Foreign currency translation
The functional currencies of the Group’s operations are RMB. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the end of the reporting period. Exchange differences arising in these cases are recognized in the net profit.
2.5	Property, plant and equipment
Property, plant and equipment are stated at historical costs less accumulated depreciations and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciations and any accumulated impairment losses.
The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group.
Assets under construction represent buildings and fixtures under construction and are stated at costs or deemed costs. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.
Depreciation
Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Estimated useful life

Buildings	15 to 35 years
Office equipment, furniture and fixtures	5 to 10 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the lesser of the remaining term of the lease or the useful life
The useful life and depreciation method is reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.
Impairment and gains or losses on sales
Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.
The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the net profit.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

100	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.6	Financial assets

2.6. a	Classification
The Group classifies its financial assets into the following categories: held-to-maturity securities, securities at fair value through income, available-for-sale securities and loans and receivables. Management determines the classification of its financial assets at initial recognition and depends on the purpose for which the assets are acquired. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or held as available for sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and receivables arising from the insurance contracts as presented separately in the statement of financial position. The Group’s investments in securities are mainly in the below three categories:
(i)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities other than those that meet the definition of loans and receivables that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through income.

(ii)	Securities at fair value through income

This category has two sub-categories: securities held for trading and those designated at fair value through income at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if they form part of a portfolio of financial assets in which there is evidence of short term profit-taking. The Group may classify other financial assets as at fair value through income if they meet certain criteria and designated as such at inception.

(iii)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in either of the other categories.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	101
For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.6	Financial assets (continued)

2.6.b	Recognition and measurement
Purchases and sales of investments are recognized on trade date, when the Group commits to purchase or sell assets. Investments are initially recognized at fair value plus, in the case of all financial assets not carried at fair value through income, transaction costs that are directly attributable to their acquisition. Investments are derecognized when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.
Available-for-sale securities and securities at fair value through income are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the “securities at fair value through income” category, and the change of available-for-sale debt securities’ fair value due to foreign exchange impact on the amortized cost are included in the net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale debt securities and unrealised gains and losses arising from changes in the fair value of available-for-sale equity securities are recognized in other comprehensive income. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in the net profit as realised gains or losses on financial assets.
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.
2.6.c	Term deposits
Term deposits primarily represent traditional bank deposits which have fixed maturity date and are stated at amortised cost.
2.6.d	Loans
Loans originated by the Group are carried at amortised cost, net of allowance for impairment.
2.6.e	Securities purchased under agreements to resell
The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

102	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.6	Financial assets (continued)

2.6.f	Impairment of securities other than at fair value through income
Securities other than those accounted for as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for debt securities and equity securities, the Group considers several factors including, but not limited to.
•	Significant financial difficulty of the issuer or debtor;

•	A breach of contract, such as a default or delinquency in payments;

•	It becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties.
In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains/(losses) on financial assets in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through the net profit. The impairment losses recognised in net profit on equity instruments are not reversed through the net profit.
2.7	Cash and cash equivalents
Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.
2.8	Insurance contracts and investment contracts

2.8.1	Classification
The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contacts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating features (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, discretionary to the Group.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	103
For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.8	Insurance contracts and investment contracts (continued)

2.8.2	Insurance contracts

2.8.2.a	Recognition and measurement
(i)	Short-term insurance contracts
Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to the net profit as incurred.
The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.
Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claim expenses with respect to insured events. In developing these reserves, the Group considered the nature and distribution of the risks, claims cost development, and experiences in deriving the best estimated amount and the applicable margins. The methods used for reported claims include average cost per claim method, chain ladder method, etc. The Group calculated the reserves for claim expenses based on the best estimates of the future payments for claim expenses.
(ii)	Long-term insurance contracts
Long-term insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognized as revenue when due from policyholders.
The Group uses the discounted cash flow method to estimate the liabilities for long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption, and based on the following principles:
(a)
The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	The guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders.

•	Additional non-guaranteed benefits, such as policyholder dividends.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

104	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.8	Insurance contracts and investment contracts (continued)

2.8.2	Insurance contracts (continued)

2.8.2.a	Recognition and measurement (continued)
(ii)	Long-term insurance contracts (continued)
•
Reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of estimate of future inflation and the likely impact of the Group’s expense management.

Various assumptions for the estimates will be reviewed at the end of each reporting period and any changes will be recognized in the net profit.
On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for residual margin are locked in at policy issuance and are not adjusted at each reporting date.
(b)
Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognized in the net profit in each period over the life of the contracts. At the inception of the contracts, the Group doesn’t recognize Day 1 gain, whereas on the other hand, Day 1 loss is recognized in the net profit as incurred.

Margin comprises of risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs by the Group representing Day 1 gain and will be amortized over the life of the contracts. The subsequent measurement of residual margin is independent from best estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of residual margin.

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.
(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:
•	Insurance components

•	Non-insurance components
The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.8.3), which are stated in the investment contracts liabilities.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	105
For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.8	Insurance contracts and investment contracts (continued)

2.8.2	Insurance contracts (continued)

2.8.2.b	Liability adequacy test
The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flow with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in the light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognized in the net profit.
2.8.2.c	Reinsurance contracts held
Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.
The benefits to which the Group is entitled under its reinsurance contracts held are recognized as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognized as an expense when due.
The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes that impairment loss in the net profit.
2.8.3	Investment contracts
Revenue from investment contracts with or without DPF is recognized as policy fee income, which consists of various charges (policy fees, handling fees and management fees, etc.) during the period. Excess charges over certain acquisition cost are deferred as unearned revenue and amortized over the expected life of the contracts.
Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

106	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.8	Insurance contracts and investment contracts (continued)

2.8.4	DPF in long-term insurance contracts and investment contracts
DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities affect the surplus owed to policyholders, shadow adjustments are recognized in other comprehensive income. The surplus owed to policyholders is recognized as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.
2.9	Securities sold with agreements to repurchase
Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within 180 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.
2.10	Derivative instruments
Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognized in net profit. Fair values are obtained from quoted market prices in active markets, taking into consideration recent market transactions or valuation techniques, including discounted cash flow models and options pricing models, as appropriate. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.
Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely relate to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	107
For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.11	Employee benefits
Pension benefits
The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. These government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity plan pursuant to the relevant laws and regulations in the PRC, whereby the Group are required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.
Housing benefits
All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.
Stock appreciation rights
Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period is included in administrative expenses and changes after vesting period is included in net fair value gains/(losses) through income in the consolidated statement of comprehensive income. The related liability is included in other liabilities.
2.12	Share capital
Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

108	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.13	Revenue recognition
Turnover of the Group represents the total revenues which include the following:
Premiums
Premiums from long-term insurance contracts are recognized as revenue when due from the policyholders.
Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Contracts for which the period of risk differs significantly from the contract period recognize premiums over the period of risk in proportion to the amount of insurance protection provided.
Policy fee income
Revenue from investment contracts is recognized as policy fee income, which consists of various charges (policy fees, handling fees and management fees, etc.) over period service is provided. Excess charges over certain acquisition costs are deferred as unearned revenue and amortized over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.
Investment income
Investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognized when the right to receive dividend payment is established.
2.14	Current and deferred income taxation
The tax expense for the period comprises current and deferred tax. Tax is recognized in the net profit, except to the extent that it relates to items recognized directly in other comprehensive income where the tax is recognized in other comprehensive income.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation.
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be recognized.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	109
For the year ended 31 December 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.15	Operating leases
Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to the net profit on a straight-line basis over the lease periods.
2.16	Provisions and Contingencies
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.
A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of resources will be required or the amount of obligation cannot be measured reliably.
A contingent liability is not recognized in the statement of financial position but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognized as a provision.
2.17	Dividend distribution
Dividend distribution to the Company’s equity holders is recognized as a liability in the Group’s financial statements in the year in which the dividends are approved by the Company’s equity holders.
3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.
Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.
3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts
The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group, and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates and expenses assumption are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses, is reflected in the risk margin.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

110	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES (continued)
3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts (continued)
The residual margin relating to the long-term insurance contracts is amortized over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates and expenses assumption) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.
The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities. The various assumptions are described in Note 13.
3.2	Investments
The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgments are those associated with the recognition of impairment and the determination of fair value.
The Group considers a wide range of factors in the impairment assessment as described in Note 2.6.f.
Fair value is defined as the amount at which the financial assets and liabilities could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in a forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial assets are as follows:
•
Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•
Equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing model. Equity securities, for which fair values cannot be measured reliably, are recognized at cost less impairment.

•
Term deposits (excluding structured deposits), loans and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the statement of financial position approximate fair value.

•
Structured deposits: the market for structured deposits is not active and the Group establishes fair value by using discounted cash flow analysis and option pricing models as the valuation technique. The Group uses the US dollar swap rate (the benchmark rate) to determine the fair value of financial instruments.

The valuation methodology of various investments is described in Note 4.3.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	111
For the year ended 31 December 2010
3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES (continued)
3.3	Income tax
The Group is subjected to income tax in various localities. During the normal course of business, certain transaction and activity for which the ultimate tax determination is uncertain. The Group needs to exercise significant judgment when determining the income tax. If the final settlement result of the tax matters are different from the amount booked, these differences will impact the final income tax expense and deferred tax for the period.
4	RISK MANAGEMENT
Risk management is carried out by the Risk Management Committee under policies approved by the Board of Directors.
The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.
4.1	Insurance risk

4.1.1	Types of Insurance risks
The risk under any one insurance contract is the possibility that an insured event occurs and there is uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.
Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability about the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and within each of these categories to achieve a sufficiently large population of risks to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategy, reinsurance arrangements and claims handling.
The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function respectively. These reinsurances agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.
4.1.2	Concentration of insurance risks
The Group offers life insurance, annuity, accident and health insurance products. All operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

112	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)
The table below presents the Group’s major products of long-term insurance contracts:

	2010		2009
Product name	RMB million	%	RMB million	%

Premiums
Hong Ying Endowment (a)	68,612	22.63%	—	0.00%
Hong Fu Endowment (b)	44,320	14.61%	54,919	20.97%
Hong Feng Endowment (c)	29,868	9.85%	59,229	22.61%
Kang Ning Whole Life (d)	28,853	9.51%	30,151	11.51%
Hong Tai Endowment (2003) (e)	7,419	2.45%	11,300	4.31%
Others (f)	124,182	40.95%	106,306	40.60%

Total	303,254	100.00%	261,905	100.00%

Insurance benefits expenses
Hong Ying Endowment (a)	27	0.06%	—	0.00%
Hong Fu Endowment (b)	146	0.32%	36	0.07%
Hong Feng Endowment (c)	28,869	63.39%	464	0.90%
Kang Ning Whole Life (d)	2,879	6.32%	2,772	5.38%
Hong Tai Endowment (2003) (e)	1,980	4.35%	29,173	56.59%
Others (f)	11,640	25.56%	19,111	37.06%

Total	45,541	100.00%	51,556	100.00%

Liabilities of long-term insurance contracts
Hong Ying Endowment (a)	62,538	6.20%	—	0.00%
Hong Fu Endowment (b)	100,375	9.95%	58,369	7.21%
Hong Feng Endowment (c)	260,896	25.85%	265,270	32.78%
Kang Ning Whole Life (d)	104,800	10.39%	85,260	10.54%
Hong Tai Endowment (2003) (e)	31,479	3.12%	28,757	3.55%
Others (f)	448,808	44.49%	371,567	45.92%

Total	1,008,896	100.00%	809,223	100.00%

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	113
For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)
(a)
Hong Ying is long-term individual endowment insurance contract with options for premium term of single, 3 years, 5 years and 10 years, designed for healthy policyholders of age between 30 days and 70 years old. Maturity benefit for lump sum premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease death benefit incurred within one year after contract effective date is paid at premium received (without interest). Disease death benefits incurred exceed one year after contract effective date are paid at basic sum insured and basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively. For accident death occurs on train, ship or flight, accident death benefit is paid at 300% of basic sum insured and 300% of basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively. For accident death not on train, ship and flight, accident death benefit is paid at 200% of basic sum insured and 200% of basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively.

(b)
Hong Fu is long-term individual endowment insurance contract with options for premium term of single and 3 year, designed for healthy policyholders of age between 30 days and 60 years old. Maturity benefit for lump sum premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease death benefit incurred within one year after contract effective date is paid at premium received (without interest). Disease death benefits incurred exceed one year after contract effective date are paid at basic sum insured and basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively. Accident death benefit is paid at 300% of basic sum insured and 300% of basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively.

(c)
Hong Feng is long-term individual endowment insurance contract with options for premium term of single. Insured period can be 5 years or 10 years. The insured can be benefited up to age of 65. Maturity benefit is paid at 100% of basic sum insured. Disease death benefit incurred within one year after contract effective date is paid at premium received (without interest). Disease death benefit incurred exceed one year after contract effective date is paid at basic sum insured. Accident death benefit is paid at 300% of basic sum insured.

(d)
Kang Ning Whole Life is long-term individual whole life insurance contract with options for premium term of single, 10 years or 20 years. Its critical illness benefit accounts for 200% of basic sum insured. Both death and disability benefit are paid at 300% of basic sum insured less any paid critical illness benefit.

(e)
Hong Tai (2003) is long-term individual endowment insurance contract with options for premium term of single and 5 years, 10 years, 15 years and 20 years, designed for healthy policyholders of age between 30 days and 60 years old. Maturity benefit for lump sum premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease death benefit incurred within one year after contract effective date is paid at premium received (without interest). Disease death benefits incurred exceed one year after contract effective date are paid at basic sum insured and basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

114	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.1	Insurance risk (continued)

4.1.3	Sensitivity Analysis
Sensitive analysis of long-term insurance contracts
Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Group’s actual operating results and changes in its expectation of future events. The Group considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions.
Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB 9,993 million or RMB 10,435 million (2009: RMB 8,899 million or RMB 9,290 million) lower or higher, respectively.
Holding all other variables constant, if lapse rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB 5,862 million or RMB 6,221 million (2009: RMB 5,426 million or RMB 5,802 million) lower or higher, respectively.
Holding all other variables constant, if the discount rates were 50 basis points higher or lower than current best estimate, pre-tax profit for the year would have been RMB 26,858 million or RMB 31,084 million (2009: RMB 23,429 million or RMB 27,157 million) higher or lower, respectively.
Sensitive analysis of short-term insurance contracts
The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.
Holding all other variables constant, if loss ratios are 100 basis points higher or lower than current assumption, pre-tax profit is expected to be RMB 149 million lower or higher, respectively (2009: RMB 132 million). Management believes that the 100 basis points deviation used in the sensitivity analysis represents a deviation in the expected level of claims that could be reasonably expected for this type of business.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	115
For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.1	Insurance risk (continued)

4.1.3	Sensitivity Analysis (continued)
The following table indicates the claim development for short-term insurance contracts without taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2006	2007	2008	2009	2010	Total

Current year	6,771	7,082	7,725	8,102	8,826
1 year later	6,074	6,891	7,591	8,291
2 years later	6,168	6,990	7,411
3 years later	6,168	6,990
4 years later	6,168

Estimated claims expenses	6,168	6,990	7,411	8,291	8,826	37,686

Accumulated claims expenses paid	(6,168)	(6,990)	(7,411)	(7,854)	(5,959)	(34,382)

Unpaid claims expenses	—	—	—	437	2,867	3,304

The following table indicates the claim development for short-term insurance contracts taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2006	2007	2008	2009	2010	Total

Current year	6,703	7,036	7,671	8,018	8,741
1 year later	6,013	6,847	7,538	8,205
2 years later	6,106	6,945	7,360
3 years later	6,106	6,945
4 years later	6,106

Estimated claims expenses	6,106	6,945	7,360	8,205	8,741	37,357

Accumulated claims expenses paid	(6,106)	(6,945)	(7,360)	(7,772)	(5,902)	(34,085)

Unpaid claims expenses	—	—	—	433	2,839	3,272

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

116	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk
The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.
The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.
The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 8 to the consolidated financial statements.
The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated (for example, change in interest rate and change in market price).
4.2.1	Market risk
(i)	Interest rate risk
Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally comprised of term deposits and debt securities. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.
The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.
The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.
At 31 December 2010, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB 1,066 million (2009: RMB 823 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits and debt securities and the fair value losses or gains on debt securities at fair value through income, net of portion attributable to participating policyholders. Pre-tax available-for-sale reserve in equity would have been RMB 8,771 million (2009: RMB 7,583 million) lower or higher respectively as a result of a decrease or increase in the fair value of available-for-sale securities, net of portion attributable to participating policyholders.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	117
For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.1	Market risk (continued)
(ii)	Price risk
Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk largely because China’s stock markets are relatively volatile.
The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.
At 31 December 2010, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB113 million (2009: RMB 127 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities, net of portion attributable to participating policyholders. Pre-tax available-for-sale reserve in equity would have been RMB 11,942 million higher or lower (2009: RMB 11,470 million) as a result of an increase or decrease in fair value of available-for-sale equity securities, net of portion attributable to participating policyholders.
(iii)	Currency risk
Currency risk is volatility of fair value or future cash flows of financial instruments resulting from changes in foreign currency exchange rates. The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to structured deposits, debt securities and common stocks denominated in US dollar or HK dollar.
The Group holds shares traded on the HK stock market, which are traded in HK dollars. Investment income from H share holdings partially compensates adverse impact of appreciation of Renminbi.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

118	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.1	Market risk (continued)
(iii)	Currency risk (continued)
The following table summarizes financial assets denominated in currencies other than RMB as at 31 December 2010 and 2009, expressed in RMB equivalent:

As at 31 December 2010	US dollars	HK dollars	Total

Equity securities
— Available-for-sale securities	—	5,845	5,845
Debt securities
— Held-to-maturity securities	1,987	6	1,993
— Available-for-sale securities	—	20	20
Term deposits (excluding structured deposits)	33	—	33
Structured deposits	—	—	—
Cash and cash equivalents	8,855	1,458	10,313

Total	10,875	7,329	18,204

As at 31 December 2009	US dollars	HK dollars	Total

Equity securities
— Available-for-sale securities	—	13,570	13,570
Debt securities
— Held-to-maturity securities	2,048	7	2,055
— Available-for-sale securities	854	—	854
Term deposits (excluding structured deposits)	6,814	—	6,814
Structured deposits	273	—	273
Cash and cash equivalents	1,911	1,538	3,449

Total	11,900	15,115	27,015

Monetary assets are exposed to currency risk whereas non-monetary assets, such as equity securities, are exposed to price risk. As at 31 December 2010, if RMB had strengthened or weakened by 10% against US dollar and HK dollar with all other variables held constant, pre-tax profit for the year would have been RMB 1,236 million (2009: RMB 1,345 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar and HK dollar denominated financial assets other than the equity securities included in the table above. The actual exchange loss in year 2010 is RMB 392 million.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	119
For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.2	Credit risk
Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge an obligation and cause another party to incur a financial loss. Because the Group is limited in the types of investments as permitted by China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.
Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house fundamental analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.
Credit risk exposure
The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off balance sheet items as at 31 December 2010 and 2009.
Collateral and other credit enhancements
Securities purchased under agreements to resell are pledged by counterpart’s debt securities or term deposits of which the Group could take the ownership should the owner of the collateral default. Policy loans and premium receivables are collateralized by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts respectively signed by the Group together with policyholders.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

120	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.2	Credit risk (continued)
Credit quality
The Group’s debt securities investment includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or a Chinese government controlled financial institution. As at 31 December 2010, 100% (as at 31 December 2009: 100%) of the corporate bonds held by the Group have credit rating of AA/A-2 or above. As at 31 December 2010, 99.1% (as at 31 December 2009: 99.5%) of the subordinated bonds or debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bond or debt’s credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance.
As at 31 December 2010, 100% (as at 31 December 2009: 100%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (CSDCC) in the PRC, and almost all of the reinsurance agreements of the Group are with a state-owned reinsurance company. The Group believes these commercial banks, CSDCC and the reinsurance company have a high credit quality. As a result, the Group concludes credit risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, cash and cash equivalents and reinsurance assets will not cause material impact on the Group’s consolidated financial statements as at 31 December 2010 and 2009.
The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at 31 December 2010 and 2009.
4.2.3	Liquidity risk
Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due.
In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	121
For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)
The following tables set forth the contractual and expected undiscounted cash flows for financial assets, insurance and financial liabilities:

			Contractual and expected cash flows
			(undiscounted)
			Not	Later than 1	Later than 3
			later	year but not	years but not	Later
	Carrying	Without	than 1	later than 3	later than 5	than 5
As at 31 December 2010	amount	maturity	year	years	years	years

Financial assets

Contractual cash inflows/(outflows)
Equity securities	195,899	195,899	—	—	—	—
Debt securities	608,142	—	42,602	68,533	97,955	733,144
Loans	36,543	—	24,754	1,602	3,330	13,689
Term deposits	441,585	—	30,097	152,241	246,050	85,383
Statutory deposits-restricted	6,153	—	522	5,913	214	—
Accrued investment income	18,193	—	17,537	656	—	—
Premiums receivable	7,274	—	7,274	—	—	—
Cash and cash equivalent	47,839	—	47,839	—	—	—

Subtotal	1,361,628	195,899	170,625	228,945	347,549	832,216

Financial and insurance liabilities

Expected cash outflows/(inflows)
Insurance contracts	1,018,135	—	(12,805)	59,027	98,822	1,679,736
Investment contracts	70,087	—	15,566	18,495	14,320	47,219

Contractual cash outflows/(inflows)
Securities sold under agreements to repurchase	23,065	—	23,065	—	—	—
Annuity and other insurance balances payable	8,275	—	8,275	—	—	—

Subtotal	1,119,562	—	34,101	77,522	113,142	1,726,955

Net cash inflows/(outflows)	242,066	195,899	136,524	151,423	234,407	(894,739)

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

122	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows
			(undiscounted)
			Not	Later than 1	Later than 3
			later	year but not	years but not	Later
	Carrying	Without	than 1	later than 3	later than 5	than 5
As at 31 December 2009	amount	maturity	year	years	years	years

Financial assets

Contractual cash inflows/(outflows)
Equity securities	179,390	179,390	—	—	—	—
Debt securities	582,285	—	27,803	91,257	85,720	686,923
Loans	23,081	—	14,448	1,234	1,234	12,746
Term deposits	344,983	—	91,552	79,100	149,936	65,405
Statutory deposits-restricted	6,153	—	191	2,319	4,406	—
Accrued investment income	14,208	—	14,208	—	—	—
Premiums receivable	6,818	—	6,818	—	—	—
Cash and cash equivalent	36,176	—	36,176	—	—	—

Subtotal	1,193,094	179,390	191,196	173,910	241,296	765,074

Financial and insurance liabilities

Expected cash outflows/(inflows)
Insurance contracts	818,164	—	(7,558)	34,103	118,673	1,335,276
Investment contracts	67,274	—	18,386	20,121	13,595	34,352

Contractual cash outflows/(inflows)
Securities sold under agreements to repurchase	33,553	—	33,553	—	—	—
Annuity and other insurance balances payable	5,721	—	5,721	—	—	—

Subtotal	924,712	—	50,102	54,224	132,268	1,369,628

Net cash inflows/(outflows)	268,382	179,390	141,094	119,686	109,028	(604,554)

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	123
For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)
The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflow from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, lapse, loss ratio, expenses assumption and other assumptions. Actual experience may differ from estimates.
The liquidity analysis above does not include policy holder dividends payable amounting to RMB 52,828 million as at 31 December 2010 (2009: RMB 54,587 million). At 31 December 2010, declared dividends of RMB 31,785 million (2009: RMB 23,833 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.
Although all investment contracts (with DPF and without DPF) and universal life insurance contracts contain contractual options to surrender that can be exercised immediately by all policyholders at once, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. The other maturity analysis is conducted on the assumption that these contracts were surrendered immediately. This would cause a cash outflow of RMB 50,434 million, RMB 3,639 million and RMB 15,456 million respectively for the period ended 31 December 2010 (2009: RMB 50,365 million, RMB 1,482 million and RMB 14,891 million respectively), payable within one year.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

124	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)

4.2.4	Capital management
The Group’s objectives when managing capital, which is actual capital, calculated as the difference between admitted assets (defined by CIRC) and the admitted liabilities (defined by CIRC), are to comply with the insurance capital requirements required by the CIRC to meet the minimum capital and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders.
The Group is also subject to other local capital requirements, such as statutory deposits-restricted requirement, statutory reserve fund requirement and discretionary reserve fund requirement, discussed in detail under Note 8.4 and Note 31, respectively.
The Group ensures its continuous and full compliance with the regulations mainly through monitoring its quarterly and annual solvency margin, as well as the solvency margin based on Dynamic Solvency Testing. The Group has complied with all the local capital requirements during the year ended, 31 December 2010.
The table below summarises the solvency ratio of the Company, the actual capital held against the minimum required capital:

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Actual capital	123,769	147,119
Minimum capital	58,385	48,459
Solvency ratio	212%	304%
According to “Solvency Regulations of Insurance Companies”, the solvency ratio is computed by dividing the actual capital by the minimum capital. CIRC closely monitors those insurance companies with solvency ratio less than 100% and may, depending on the individual circumstances, undertakes certain regulatory measures, including but not limited to restriction of payment of dividends. Insurance companies with solvency ratio between 100% and 150% will be required to submit and implement plans preventing capital deterioration to an inadequate level. Insurance companies with solvency ratio above 100% but significant solvency risk identified would be required to take necessary rectifying actions.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	125
For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.3	Fair value hierarchy
Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.
Level 2 fair value is based on valuation technique using significant inputs, other than Level 1 quoted price, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair value provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilized and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.
Under certain conditions, the Group may not received price from independent third party pricing services. In this instance, the Group may choose to apply internally developed values to the assets being measured. In such cases, the valuations are generally classified as Level 3. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences.
At 31 December 2010, investments classified as Level 1 comprise approximately 42.33% of financial assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or inter-bank market. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information.
At 31 December 2010, investments classified as Level 2 comprise approximately 57.37% of financial assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.
At 31 December 2010, investments classified as Level 3 comprise approximately 0.30% of financial assets measured at fair value on a recurring basis. They primarily include subordinated debts, certain corporate and government agency bonds and certain equity securities. Prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measures within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

126	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.3	Fair value hierarchy (continued)

For the years ended 31 December 2010 and 2009, most of these prices obtained from the pricing services are for debt securities issued by the Chinese government and government controlled organizations. These pricing services utilize a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. These debt securities are classified as Level 2.

For the accounting policies regarding the determination of the fair values of financial assets and financial liabilities, see Note 3.2.

The following table presents the Group’s assets and liabilities measured at fair value at 31 December 2010:

	Level 1	Level 2	Level 3	Total balance

Assets
Available-for-sale securities
— Equity securities	189,600	2,685	1,384	193,669
— Debt securities	39,141	315,010	301	354,452
Securities at fair value through income
— Equity securities	2,249	—	—	2,249
— Debt securities	5,182	2,331	—	7,513

Total assets	236,172	320,026	1,685	557,883

Liabilities
Investment contracts at fair value through income	(84)	—	—	(84)

Total liabilities	(84)	—	—	(84)

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	127
For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.3	Fair value hierarchy (continued)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2010:

	Available-for-sale		Securities at fair value
	Securities		through income
	Debt	Equity	Equity	Total
	securities	Securities	Securities	assets

Opening balance	301	1,238	—	1,539
Total gains or losses recognized in
— Profit or loss	—	—	—	—
— Other comprehensive income	—	1	—	1
Transfer into Level 3	—	17	—	17
Purchases	—	128	—	128
Settlements	—	—	—	—

Closing balance	301	1,384	—	1,685

Total gains or losses for 2010 included in income for assets and liabilities held at 31 December 2010	—	—	—	—
The following table presents the Group’s assets and liabilities measured at fair value at 31 December 2009:

	Level 1	Level 2	Level 3	Total balance

Assets
Available-for-sale securities
— Equity securities	172,383	3,053	1,238	176,674
— Debt securities	42,308	298,216	301	340,825
Securities at fair value through income
— Equity securities	2,704	38	—	2,742
— Debt securities	2,628	3,763	—	6,391

Total assets	220,023	305,070	1,539	526,632

Liabilities
Investment contracts at fair value through income	(52)	—	—	(52)

Total liabilities	(52)	—	—	(52)

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

128	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.3	Fair value hierarchy (continued)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2009:

	Available-for-sale		Securities at fair value
	Securities		through income
	Debt	Equity	Equity	Total
	securities	Securities	Securities	assets

Opening balance	385	1,007	15	1,407
Total gains or losses recognized in
— Profit or loss	3	—	15	18
— Other comprehensive income/(loss)	(3)	127	—	124
Transfer out of Level 3	—	(617)	(30)	(647)
Purchases	—	721	—	721
Settlements	(84)	—	—	(84)

Closing balance	301	1,238	—	1,539

Total gains or losses for 2009 included in income for assets and liabilities held at 31 December 2009	—	—	—	—
In 2010 and 2009, the Group transferred certain debt and equity securities between Level 1, Level 2 and Level 3 due to changes in availability of market observable inputs.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	129
For the year ended 31 December 2010
5	SEGMENT INFORMATION
5.1	Operating segments

The Group operates in four operating segments:
(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts which are mainly term life, whole life, endowment and annuity products, to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Corporate and other business (Corporate and other)

Corporate and other business relates primarily to income and allocated costs of insurance agency business in respect of the provision of services to CLIC, as described in Note 29, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains or losses on financial assets, net fair value gains or losses through income and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for those arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in the “Corporate & Other” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

130	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2010
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	302,781	473	14,975	—	—	318,229

— Term Life	1,964	287	—	—	—
— Whole Life	37,783	165	—	—	—
— Endowment	220,505	—	—	—	—
— Annuity	42,529	21	—	—	—

Net premiums earned	302,753	468	14,867	—	—	318,088
Investment income	45,535	2,691	448	198	—	48,872
Net realised gains on financial assets	14,738	871	145	87	—	15,841
Net fair value gains through income	247	14	2	17	—	280
Other income	614	244	—	2,583	(684)	2,757

Including: inter-segment revenue	—	—	—	684	(684)	—

Segment revenues	363,887	4,288	15,462	2,885	(684)	385,838

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(70,872)	(365)	—	—	—	(71,237)
Accident and health claims and claim adjustment expenses	—	—	(8,740)	—	—	(8,740)
Increase in insurance contracts liabilities	(199,469)	(186)	—	—	—	(199,655)
Investment contract benefits	(1,264)	(686)	—	—	—	(1,950)
Policyholder dividends resulting from participation in profits	(12,277)	(947)	—	—	—	(13,224)
Underwriting and policy acquisition costs	(24,182)	(88)	(2,794)	(192)	—	(27,256)
Administrative expenses	(14,927)	(429)	(2,952)	(1,977)	—	(20,285)
Other operating expenses	(2,717)	(833)	(495)	(294)	684	(3,655)

Including: Inter-segment expenses	(640)	(38)	(6)	—	684	—

Statutory insurance fund contribution	(489)	(14)	(96)	—	—	(599)

Segment benefits, claims and expenses	(326,197)	(3,548)	(15,077)	(2,463)	684	(346,601)

Share of results of associates	—	—	—	1,771	—	1,771

Segment results	37,690	740	385	2,193	—	41,008

Income tax	—	—	—	—	—	(7,197)

Net profit	37,690	740	385	2,193	—	33,811

Attributable to
— equity holders of the Company						33,626
— non-controlling interests						185

Unrealised losses from Available-for-sale securities included in equity holder’s equity	(15,088)	(892)	(148)	(75)	—	(16,203)

Depreciation and amortisation	1,418	40	283	61	—	1,802

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	131
For the year ended 31 December 2010
5	SEGMENT INFORMATION (continued)

	As at 31 December 2010
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Assets

Financial assets (including cash and cash equivalents)	1,263,081	73,241	12,185	5,931	—	1,354,438
Other	719	—	89	20,892	—	21,700

Segment assets	1,263,800	73,241	12,274	26,823	—	1,376,138

Unallocated
Property, plant and equipment						18,946
Other						15,495

Total						1,410,579

Liabilities

Insurance contracts	1,008,201	695	9,239	—	—	1,018,135
Investment contracts	15,664	54,507	—	—	—	70,171
Securities sold under agreements to repurchase	21,199	1,253	208	405	—	23,065
Other	331	223	—	—	—	554

Segment liabilities	1,045,395	56,678	9,447	405	—	1,111,925

Unallocated
Other						88,179

Total						1,200,104

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

132	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2009
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	261,715	190	14,065	—	—	275,970

— Term Life	805	112	—	—	—
— Whole Life	37,860	60	—	—	—
— Endowment	184,841	—	—	—	—
— Annuity	38,209	18	—	—	—

Net premiums earned	261,694	189	13,194	—	—	275,077
Investment income	35,693	2,614	408	175	—	38,890
Net realised gains on financial assets	19,522	1,430	222	70	—	21,244
Net fair value gains through income	1,330	97	16	6	—	1,449
Other income	283	331	—	2,586	(570)	2,630

Including: inter-segment revenue	—	—	—	570	(570)	—

Segment revenues	318,522	4,661	13,840	2,837	(570)	339,290

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(74,416)	(442)	—	—	—	(74,858)
Accident and health claims and claim adjustment expenses	—	—	(7,808)	—	—	(7,808)
Increase in insurance contracts liabilities	(154,552)	180	—	—	—	(154,372)
Investment contract benefits	(560)	(1,582)	—	—	—	(2,142)
Policyholder dividends resulting from participation in profits	(13,181)	(1,306)	—	—	—	(14,487)
Underwriting and policy acquisition costs	(20,881)	(113)	(1,877)	(65)	—	(22,936)
Administrative expenses	(13,057)	(779)	(3,236)	(1,647)	—	(18,719)
Other operating expenses	(1,702)	(131)	(387)	(740)	570	(2,390)

Including: Inter-segment expenses	(504)	(37)	(6)	(23)	570	—

Statutory insurance fund contribution	(404)	(21)	(112)			(537)

Segment benefits, claims and expenses	(278,753)	(4,194)	(13,420)	(2,452)	570	(298,249)

Share of results of associates	—	—	—	704	—	704

Segment results	39,769	467	420	1,089	—	41,745

Income tax	—	—	—	—	—	(8,709)

Net profit	39,769	467	420	1,089	—	33,036

Attributable to
— equity holders of the Company						32,881
— non-controlling interests						155

Unrealised gains/(losses) from Available-for-sale securities included in equity holder’s equity	9,953	729	113	(50)	—	10,745

Depreciation and amortisation	1,169	69	289	33	—	1,560

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	133
For the year ended 31 December 2010
5	SEGMENT INFORMATION (continued)

	As at 31 December 2009
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Assets

Financial assets (including cash and cash equivalents)	1,089,127	78,752	12,250	6,224	—	1,186,353
Other	701	—	114	8,470	—	9,285

Segment assets	1,089,828	78,752	12,364	14,694	—	1,195,638

Unallocated
Property, plant and equipment						17,467
Other						13,152

Total						1,226,257

Liabilities

Insurance contracts	808,591	632	8,941	—	—	818,164
Investment contracts	14,579	52,747	—	—	—	67,326
Securities sold under agreements to repurchase	30,250	2,215	345	743	—	33,553
Other	120	436	—	—	—	556

Segment liabilities	853,540	56,030	9,286	743	—	919,599

Unallocated
Other						93,882

Total						1,013,481

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

134	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
6	PROPERTY, PLANT AND EQUIPMENT

Group

	2010
		Office
		equipment
		furniture	Motor	Assets under	Leasehold
	Buildings	and fixtures	vehicles	construction	improvements	Total
	(RMB Million)

Cost
As at 1 January 2010	14,072	4,635	1,846	3,536	792	24,881
Transfers upon completion	2,975	104	—	(3,147)	68	—
Additions	484	871	194	2,030	20	3,599
Disposals	(60)	(251)	(231)	(339)	(16)	(897)

As at 31 December 2010	17,471	5,359	1,809	2,080	864	27,583

Accumulated depreciation
As at 1 January 2010	(3,276)	(2,587)	(1,149)	—	(372)	(7,384)
Charge for the year	(627)	(680)	(179)	—	(141)	(1,627)
Disposals	8	188	191	—	17	404

As at 31 December 2010	(3,895)	(3,079)	(1,137)	—	(496)	(8,607)

Impairment
As at 1 January 2010	(30)	—	—	—	—	(30)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2010	(30)	—	—	—	—	(30)

Net book value
As at 1 January 2010	10,766	2,048	697	3,536	420	17,467

As at 31 December 2010	13,546	2,280	672	2,080	368	18,946

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	135
For the year ended 31 December 2010
6	PROPERTY, PLANT AND EQUIPMENT (continued)

Group

	2009
		Office
		equipment
		furniture	Motor	Assets under	Leasehold
	Buildings	and fixtures	vehicles	construction	improvements	Total
	(RMB Million)

Cost
As at 1 January 2009	13,397	4,092	1,853	3,024	691	23,057
Transfers upon completion	560	6	—	(607)	41	—
Additions	190	750	157	1,520	78	2,695
Disposals	(75)	(213)	(164)	(401)	(18)	(871)

As at 31 December 2009	14,072	4,635	1,846	3,536	792	24,881

Accumulated depreciation
As at 1 January 2009	(2,789)	(2,157)	(1,116)	—	(243)	(6,305)
Charge for the year	(502)	(598)	(175)	—	(139)	(1,414)
Disposals	15	168	142	—	10	335

As at 31 December 2009	(3,276)	(2,587)	(1,149)	—	(372)	(7,384)

Impairment
As at 1 January 2009	(32)	—	—	—	—	(32)
Charge for the year	(1)	—	—	—	—	(1)
Disposals	3	—	—	—	—	3

As at 31 December 2009	(30)	—	—	—	—	(30)

Net book value
As at 1 January 2009	10,576	1,935	737	3,024	448	16,720

As at 31 December 2009	10,766	2,048	697	3,536	420	17,467

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

136	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	2010
		Office
		equipment
		furniture	Motor	Assets under	Leasehold
	Buildings	and fixtures	vehicles	construction	improvements	Total
			(RMB Million)

Cost
As at 1 January 2010	13,760	4,557	1,832	3,336	791	24,276
Transfers upon completion	2,775	104	—	(2,947)	68	—
Additions	435	859	192	2,030	19	3,585
Disposals	(60)	(245)	(231)	(339)	(18)	(893)

As at 31 December 2010	16,910	5,275	1,793	2,080	860	26,918

Accumulated depreciation
As at 1 January 2010	(3,232)	(2,558)	(1,145)	—	(371)	(7,306)
Charge for the year	(607)	(669)	(178)	—	(140)	(1,594)
Disposals	10	183	192	—	16	401

As at 31 December 2010	(3,829)	(3,044)	(1,131)	—	(495)	(8,499)

Impairment
As at 1 January 2010	(30)	—	—	—	—	(30)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2010	(30)	—	—	—	—	(30)

Net book value
As at 1 January 2010	10,498	1,999	687	3,336	420	16,940

As at 31 December 2010	13,051	2,231	662	2,080	365	18,389

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	137

For the year ended 31 December 2010
6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	2009
		Office
		equipment
		furniture	Motor	Assets under	Leasehold
	Buildings	and fixtures	vehicles	construction	improvements	Total
			(RMB Million)

Cost
As at 1 January 2009	13,084	4,036	1,843	3,019	691	22,673
Transfers upon completion	731	6	—	(778)	41	—
Additions	190	728	153	1,316	77	2,464
Disposals	(245)	(213)	(164)	(221)	(18)	(861)

As at 31 December 2009	13,760	4,557	1,832	3,336	791	24,276

Accumulated depreciation
As at 1 January 2009	(2,761)	(2,136)	(1,114)	—	(243)	(6,254)
Charge for the year	(486)	(590)	(173)	—	(138)	(1,387)
Disposals	15	168	142	—	10	335

As at 31 December 2009	(3,232)	(2,558)	(1,145)	—	(371)	(7,306)

Impairment
As at 1 January 2009	(32)	—	—	—	—	(32)
Charge for the year	(1)	—	—	—	—	(1)
Disposals	3	—	—	—	—	3

As at 31 December 2009	(30)	—	—	—	—	(30)

Net book value
As at 1 January 2009	10,291	1,900	729	3,019	448	16,387

As at 31 December 2009	10,498	1,999	687	3,336	420	16,940

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

138	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
7	INVESTMENTS IN ASSOCIATES

Group

	2010	2009
	RMB million	RMB million

As at 1 January	8,470	7,891
Additional capital contribution to associates (i) (iii)	5,777	—
Transfer in associates (ii)	5,123	—
Share of results	1,771	704
Other equity movements	(131)	(70)
Dividend received	(118)	(55)

As at 31 December	20,892	8,470

The Group’s investments in associates are unlisted except for Sino-Ocean which is listed in Hong Kong. As at 31 December 2010, the stock price of Sino-Ocean is HK dollar 5.19 per share. The Group’s share of associates’ assets and liabilities at 31 December 2010 and revenue and profit/(loss) after tax for the year then ended are as followings:

Assets and liabilities of associates

	Country of	Interest	Assets	Liabilities
Name	incorporation	held	RMB million	RMB million

Guangdong Development Bank (“GDB”)	PRC	20%	165,979	154,356
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	PRC	40%	6,042	4,870
Sino-Ocean Land Holdings Limited (“Sino-Ocean”) (ii) (iii)	Hong Kong	24.07%	22,409	14,312

Total as at 31 December 2010			194,429	173,547

GDB	PRC	20%	136,344	128,859
CLP&C	PRC	40%	4,855	3,876
China Life Insurance Brokers (“CIB”)	PRC	49%	6	—

Total as at 31 December 2009			141,205	132,735

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	139

For the year ended 31 December 2010
7	INVESTMENTS IN ASSOCIATES (continued)

Revenues and profit/(loss) after tax of associates

		Profit/(Loss)
	Revenue	after tax
Name	RMB million	RMB million

GDB	4,392	1,237
CLP&C	3,558	245
Sino-Ocean	3,303	289

Total for the year ended 31 December 2010	11,252	1,771

GDB	3,023	673
CLP&C	2,946	32
CIB	—	(1)

Total for the year ended 31 December 2009	5,969	704

Company

	2010	2009
	RMB million	RMB million

As at 1 January	7,278	7,278
Additional capital contribution to GDB(i)	2,999	—
Investment in Sino-Ocean(ii) (iii)	7,907	—
Reduce capital from CIB	(6)	—

As at 31 December	18,178	7,278

(i)
In July 2010, the Group injected additional capital of RMB 2,999 million in cash, at a price of RMB 4.38 per share to GDB, representing shares offered to all existing owners of GDB on a pro-rata basis. The Group holds 3.08 billion shares of GDB and its interest in GDB remains at 20% of GDB’s registered capital.

(ii)
On December 27, 2009, the Group purchased 934 million shares of Sino-Ocean at the total cost of HKD 5,819 million. As a result of this acquisition, the Group held 16.57% of the total outstanding shares of Sino-Ocean as at 31 December 2009.

(iii)
On January 12, 2010, the Group exchanged certain of its Hong Kong listed equity investments at their market value on the transaction date of RMB 2,784 million for additional 423 million shares of Sino-Ocean. As a result of this acquisition, the Group held 24.08% equity interest of Sino-ocean and recognized it as an associate. In 2010, the ESOP (Employee Stock Option Plan) of Sino-Ocean was partially exercised. As at December 31 2010, the Company’s ownership in Sino-Ocean was diluted to 24.07%.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

140	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
8	FINANCIAL ASSETS
8.1	Held-to-maturity securities

Group

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Debt securities
Government bonds	105,006	103,980
Government agency bonds	90,230	84,619
Corporate bonds	3,138	3,139
Subordinated bonds/debts	47,853	43,361

Total	246,227	235,099

Debt securities
Listed in mainland, PRC	15,785	17,872
Unlisted	230,442	217,227

Total	246,227	235,099

The estimated fair value of listed held-to-maturity securities was RMB 16,250 million as at 31 December 2010 (31 December 2009: RMB 18,683 million).

Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Debt securities
Government bonds	105,006	103,980
Government agency bonds	90,230	84,619
Corporate bonds	3,131	3,132
Subordinated bonds/debts	47,853	43,361

Total	246,220	235,092

Debt securities
Listed in mainland, PRC	15,785	17,872
Unlisted	230,435	217,220

Total	246,220	235,092

The estimated fair value of listed held-to-maturity securities is RMB 16,250 million (31 December 2009: RMB 18,683 million).

The unlisted debt securities refer to debt securities not traded on stock exchanges and include both debt securities traded on the interbank market in China and debt securities not publicly traded.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	141

For the year ended 31 December 2010
8	FINANCIAL ASSETS (continued)
8.1	Held-to-maturity securities (continued)

	As at 31	As at 31
Group debt securities	December 2010	December 2009
— Contractual maturity schedule	RMB million	RMB million

Maturing
Within one year	18,891	5,937
After one year but within five years	25,696	34,903
After five years but within ten years	47,897	43,792
After ten years	153,743	150,467

Total	246,227	235,099

	As at 31	As at 31
Company debt securities	December 2010	December 2009
— Contractual maturity schedule	RMB million	RMB million

Maturing
Within one year	18,891	5,937
After one year but within five years	25,689	34,903
After five years but within ten years	47,897	43,785
After ten years	153,743	150,467

Total	246,220	235,092

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

142	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
8	FINANCIAL ASSETS (continued)
8.2	Loans

Group

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Policy loans	23,977	13,831
Other loans	12,566	9,250

Total	36,543	23,081

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Maturing
Within one year	23,977	13,831
After one year but within five years	1,770	—
After five years but within ten years	10,796	1,200
After ten years	—	8,050

Total	36,543	23,081

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	143

For the year ended 31 December 2010
8	FINANCIAL ASSETS (continued)
8.2	Loans (continued)

Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Policy loans	23,977	13,831
Other loans	12,376	9,200

Total	36,353	23,031

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Maturing
Within one year	23,977	13,831
After one year but within five years	1,700	—
After five years but within ten years	10,676	1,200
After ten years	—	8,000

Total	36,353	23,031

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

144	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
8	FINANCIAL ASSETS (continued)
8.3	Term deposits Group

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Maturing
Within one year	19,268	84,393
After one year but within five years	340,917	196,090
After five years but within ten years	81,400	64,500

Total	441,585	344,983

Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Maturing
Within one year	19,200	82,893
After one year but within five years	339,617	196,090
After five years but within ten years	81,400	64,500

Total	440,217	343,483

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	145

For the year ended 31 December 2010
8	FINANCIAL ASSETS (continued)
8.4	Statutory deposits-restricted

Group

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Contractual maturity schedule
Within one year	400	100
After one year but within five years	5,753	6,053

Total	6,153	6,153

Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Contractual maturity schedule
Within one year	300	—
After one year but within five years	5,353	5,653

Total	5,653	5,653

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks designated by CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

146	Notes to the Consolidated Financial Statements
For the year ended 31 December 2010
8	FINANCIAL ASSETS (continued)
8.5	Available-for-sale securities

Group

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Debt securities
Government bonds	57,871	51,996
Government agency bonds	145,538	165,231
Corporate bonds	125,423	102,553
Subordinated bonds/debts	25,620	21,045

Subtotal	354,452	340,825

Equity securities
Funds	95,754	75,798
Common stocks	97,915	100,876

Subtotal	193,669	176,674

Total	548,121	517,499

Debt securities
Listed in mainland, PRC	29,618	28,086
Listed in Hong Kong, PRC	13	—
Unlisted	324,821	312,739

Subtotal	354,452	340,825

Equity securities
Listed in mainland, PRC	104,100	97,803
Listed in Hong Kong, PRC	5,845	13,570
Unlisted	83,724	65,301

Subtotal	193,669	176,674

Total	548,121	517,499

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	147
For the year ended 31 December 2010
8	FINANCIAL ASSETS (continued)
8.5	Available-for-sale securities (continued)

Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million
Debt securities
Government bonds	57,533	51,996
Government agency bonds	144,961	163,849
Corporate bonds	124,603	101,932
Subordinated bonds/debts	24,786	20,268

Subtotal	351,883	338,045

Equity securities
Funds	95,136	75,326
Common stocks	97,725	100,684

Subtotal	192,861	176,010

Total	544,744	514,055

Debt securities
Listed in mainland, PRC	29,261	27,803
Unlisted	322,622	310,242

Subtotal	351,883	338,045

Equity securities
Listed in mainland, PRC	103,376	97,230
Listed in Hong Kong, PRC	5,835	13,570
Unlisted	83,650	65,210

Subtotal	192,861	176,010

Total	544,744	514,055

The unlisted securities refer to equity securities not traded on stock exchanges and include both debt securities traded on the interbank market in China and debt securities not publicly traded.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

148	Notes to the Consolidated Financial Statements
For the year ended 31 December 2010
8	FINANCIAL ASSETS (continued)
8.5	Available-for-sale securities (continued)

	As at 31	As at 31
Group debt securities	December 2010	December 2009
— contractual maturity schedule	RMB million	RMB million

Maturing
Within one year	3,804	2,912
After one year but within five years	40,401	45,607
After five years but within ten years	129,977	123,719
After ten years	180,270	168,587

Total	354,452	340,825

	As at 31	As at 31
Company debt securities	December 2010	December 2009
— contractual maturity schedule	RMB million	RMB million

Maturing
Within one year	3,685	2,507
After one year but within five years	39,315	44,300
After five years but within ten years	128,861	122,652
After ten years	180,022	168,586

Total	351,883	338,045

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	149
For the year ended 31 December 2010
8	FINANCIAL ASSETS(CONTINUED)
8.6	Securities at fair value through income

Group

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Debt securities
Government bonds	883	2,438
Government agency bonds	1,915	3,549
Corporate bonds	4,715	404

Subtotal	7,513	6,391

Equity securities
Funds	575	569
Common stocks	1,665	2,162
Warrants	9	11

Subtotal	2,249	2,742

Total	9,762	9,133

Debt securities
Listed in mainland, PRC	3,497	672
Unlisted	4,016	5,719

Subtotal	7,513	6,391

Equity securities
Listed in mainland, PRC	1,697	2,201
Unlisted	552	541

Subtotal	2,249	2,742

Total	9,762	9,133

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

150	Notes to the Consolidated Financial Statements
For the year ended 31 December 2010
8	FINANCIAL ASSETS (continued)
8.6	Securities at fair value through income (continued)

Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Debt securities
Government bonds	883	2,438
Government agency bonds	1,915	3,549
Corporate bonds	4,629	384

Subtotal	7,427	6,371

Equity securities
Funds	575	569
Common stocks	1,665	2,162
Warrants	9	11

Subtotal	2,249	2,742

Total	9,676	9,113

Debt securities
Listed in mainland, PRC	3,450	652
Unlisted	3,977	5,719

Subtotal	7,427	6,371

Equity securities
Listed in mainland, PRC	1,697	2,201
Unlisted	552	541

Subtotal	2,249	2,742

Total	9,676	9,113

The unlisted securities refer to equity securities not traded on stock exchanges and include both debt securities traded on the interbank market in China and debt securities not publicly traded.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	151
For the year ended 31 December 2010
8	FINANCIAL ASSETS (continued)
8.7	Accrued investment income

Group

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Bank deposits	9,537	5,987
Debt securities	8,363	8,030
Others	293	191

Total	18,193	14,208

Current	18,193	14,208
Non-current	—	—

Total	18,193	14,208

Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Bank deposits	9,486	5,947
Debt securities	8,321	7,982
Others	291	191

Total	18,098	14,120

Current	18,098	14,120
Non-current	—	—

Total	18,098	14,120

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

152	Notes to the Consolidated Financial Statements
For the year ended 31 December 2010
9	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities:

	Carrying value		Estimated fair value
	As at 31	As at 31	As at 31	As at 31
	December 2010	December 2009	December 2010	December 2009
	RMB million	RMB million	RMB million	RMB million

Held-to-maturity securities	246,227	235,099	244,304	235,668
Loans	36,543	23,081	36,543	23,081
Term deposits (excluding structured deposits)	441,585	344,710	441,585	344,710
Structured deposits	—	273	—	272
Statutory deposits-restricted	6,153	6,153	6,153	6,153
Available-for-sale securities	548,121	517,499	548,121	517,499
Securities at fair value through income	9,762	9,133	9,762	9,133
Cash and cash equivalents	47,854	36,197	47,854	36,197
Investment contracts (ii)	(70,171)	(67,326)	(69,432)	(66,184)
Securities sold under agreements to repurchase	(23,065)	(33,553)	(23,065)	(33,553)

(i)	The estimates and judgments to determine the fair value of financial assets are described in Note 3.2.

(ii)
The fair value of investment contracts are determined by using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for risk free rate available on valuation date, the own credit risk and risk margin associated with the future cash flows.

10	PREMIUMS RECEIVABLE

The aging of premiums receivable is within 12 months.

11	REINSURANCE ASSETS

Group and Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Long-term insurance contracts ceded (Note 13)	719	701
Due from reinsurance companies	22	17
Ceded unearned premiums (Note 13)	57	83
Claims recoverable from reinsurers (Note 13)	32	31

Total	830	832

Current	111	131
Non-current	719	701

Total	830	832

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	153
For the year ended 31 December 2010
12	OTHER ASSETS

Group

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Land use rights	3,609	3,279
Due from CLIC (Note 29(f))	598	646
Advances	219	302
Others	3,773	2,090

Total	8,199	6,317

Current	4,573	2,471
Non-current	3,626	3,846

Total	8,199	6,317

Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Land use rights	3,609	3,279
Due from CLIC (Note 29(f))	598	616
Advances	219	301
Others	3,725	2,040

Total	8,151	6,236

Current	4,543	2,421
Non-current	3,608	3,815

Total	8,151	6,236

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

154	Notes to the Consolidated Financial Statements
For the year ended 31 December 2010
13	INSURANCE CONTRACTS
(a)	Process used to decide on assumptions
(i)
For the insurance contracts of which future returns are affected by the investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation.

In developing discount rate assumptions, the Group considers investment experience, current investment portfolio and trend of the yield curve. The discount rate reflects the future economic outlook as well as the company’s investment strategy. The assumed discount rate with risk margin for the past two year are as follows:

Discount rate assumptions

As at 31 December 2010	4.58%~5.00%
As at 31 December 2009	4.40%~5.00%

For the insurance contracts of which the future returns are not affected by the investment yields of the corresponding investment portfolios, the Group use discount rate assumption to assess the time value impacts based on the “yield curve of reserve computation benchmark for insurance contracts”, published on “China Bond” website, with consideration includes the liquidity spreads, taxation impacts and other relevant factors. The assumed discount rate with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2010	2.61%~5.66%
As at 31 December 2009	2.69%~5.32%

The discount rate assumption is affected by certain factors, such as future macro-economy, fiscal policies, capital market and availability of investment channel of insurance funds. The Group determines discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	155
For the year ended 31 December 2010
13	INSURANCE CONTRACTS (continued)
(a)	Process used to decide on assumptions (continued)
(ii)
The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates are varying by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such secular trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.
(iii)
Expense assumptions are based on expected unit costs with the consideration of risk margin. Such assumptions are affected by actual experience and a number of other factors including inflation and market competition based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 31 December 2010	30.4~44.6	0.90%~1.00%	13.1	0.86%
As at 31 December 2009	26.3~38.5	1.05%~1.17%	11.3	1.01%
(iv)
The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which brings uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions, future expectations and other information obtained at the end of each reporting period.

The Group adopted consistent process used to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

156	Notes to the Consolidated Financial Statements
For the year ended 31 December 2010
13	INSURANCE CONTRACTS (continued)
(b)	Net liabilities of insurance contracts

Group and Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Gross
Long-term insurance contracts	1,008,896	809,223
Short term insurance contracts
— claims and claim adjustment expenses	3,304	2,944
— unearned premiums	5,935	5,997

Total, gross	1,018,135	818,164

Recoverable from reinsurers
Long-term insurance contracts (Note 11)	(719)	(701)
Short-term insurance contracts
— claims and claim adjustment expenses (Note 11)	(32)	(31)
— unearned premiums (Note 11)	(57)	(83)

Total, ceded	(808)	(815)

Net
Long-term insurance contracts	1,008,177	808,522
Short-term insurance contracts
— claims and claim adjustment expenses	3,272	2,913
— unearned premiums	5,878	5,914

Total, net	1,017,327	817,349

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	157
For the year ended 31 December 2010
13	INSURANCE CONTRACTS (continued)
(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expenses reserve:

Group and Company

	2010	2009
	RMB million	RMB million

— Notified claims	228	352
— Incurred but not reported	2,716	2,428

Total as at 1 January-Gross	2,944	2,780

Cash paid for claims settled in year
— Cash paid for current year claims	(5,959)	(5,478)
— Cash paid for prior year claims	(2,516)	(2,274)
Claims incurred in year
— Claims arising in current year	8,826	7,951
— Claims arising in prior year	9	(35)

Total as at 31 December-Gross	3,304	2,944

— Notified claims	326	228
— Incurred but not reported	2,978	2,716

Total as at 31 December-Gross	3,304	2,944

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

158	Notes to the Consolidated Financial Statements
For the year ended 31 December 2010
13	INSURANCE CONTRACTS (continued)
(c)	Movements in liabilities of short-term insurance contracts (continued)

The table below presents movements in unearned premium reserves:

Group and Company

	2010			2009
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	5,997	(83)	5,914	5,237	(58)	5,179
Increase	5,935	(57)	5,878	5,997	(83)	5,914
Release	(5,997)	83	(5,914)	(5,237)	58	(5,179)

As at 31 December	5,935	(57)	5,878	5,997	(83)	5,914

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of insurance contracts:

Group and Company

	2010	2009
	RMB million	RMB million

As at 1 January	809,223	654,848
Premiums	303,254	261,905
Release of liabilities (i)	(138,159)	(127,472)
Accretion of interest	38,298	26,834
Change in assumptions	(6,382)	(8,085)
Other movements	2,662	1,193

As at 31 December	1,008,896	809,223

(i)	The release of liabilities mainly consists of payments for death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	159
For the year ended 31 December 2010
14	INVESTMENT CONTRACTS

Group and Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Investment contracts with DPF	50,839	50,219
Investment contracts without DPF
— At amortised cost	19,248	17,055
— Designated as at fair value through income	84	52

Total	70,171	67,326

The table below presents movements of investment contracts with DPF:

	2010	2009
	RMB million	RMB million

As at 1 January	50,219	51,676
Deposits received	9,459	10,061
Deposits withdrawn and paid on death and other benefits	(9,990)	(12,488)
Policy fees deducted from account balances	(95)	(221)
Interest credited	1,246	1,191

As at 31 December	50,839	50,219

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

160	Notes to the Consolidated Financial Statements
For the year ended 31 December 2010
15	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Group

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Maturing:
Within thirty days	23,065	25,326
After thirty but within ninety days	—	8,227

Total	23,065	33,553

Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Maturing:
Within thirty days	22,660	24,800
After thirty but within ninety days	—	8,010

Total	22,660	32,810

Carrying values of debt securities pledged as collateral representing available-for-sale investment are as follows:
Group

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Debt securities pledged	24,377	34,306

Total	24,377	34,306

Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Debt securities pledged	23,939	33,557

Total	23,939	33,557

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	161
For the year ended 31 December 2010
16	OTHER LIABILITIES

Group

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Salary and staff welfare payable	3,780	2,892
Commission and brokerage payable	1,944	1,320
Agent deposits	656	659
Tax payable	378	356
Payable to constructors	372	317
Stock appreciation rights (Note 27)	1,192	1,555
Others	5,424	4,879

Total	13,746	11,978

Current	13,746	11,978
Non-current	—	—

Total	13,746	11,978

Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Salary and staff welfare payable	3,528	2,732
Commission and brokerage payable	1,944	1,320
Agent deposits	656	659
Tax payable	366	346
Payable to constructors	359	316
Stock appreciation rights (Note 27)	1,192	1,555
Others	5,420	4,874

Total	13,465	11,802

Current	13,465	11,802
Non-current	—	—

Total	13,465	11,802

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

162	Notes to the Consolidated Financial Statements
For the year ended 31 December 2010
17	STATUTORY INSURANCE FUND

As required by CIRC Order [2008] No. 2, all insurance companies have to pay statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively. (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively. (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

18	INVESTMENT INCOME

	For the year ended 31 December
	2010	2009
	RMB million	RMB million

Debt securities
— held-to-maturity securities	10,538	9,882
— available-for-sale securities	14,962	13,580
— at fair value through income	86	297
Equity securities
— available-for-sale securities	5,211	3,108
— at fair value through income	40	38
Bank deposits	16,363	10,805
Loans	1,583	1,172
Securities purchased under agreements to resell	89	8

Total	48,872	38,890

Included in investment income is interest income of RMB 43,621 million (2009: RMB 35,744 million) using the effective interest method.
The investment income from listed and unlisted debt and equity securities for the year ended 31 December 2010 are RMB 4,797 million and RMB 26,038 million respectively (2009: RMB 3,422 million and RMB 23,483 million).

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	163

For the year ended 31 December 2010
19	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2010	2009
	RMB million	RMB million

Debt securities
Net realised gains	508	3,146
Reversal of impairment	76	200

Subtotal	584	3,346

Equity securities
Net realised gains	17,028	20,248
Impairment	(1,771)	(2,350)

Subtotal	15,257	17,898

Total	15,841	21,244

Net realised gains on financial assets are from available-for-sale securities.
During the year ended 31 December 2010, the Group recognized impairment expense of RMB 1,771 million (2009: RMB 2,350 million) of available-for-sale securities for which the Group determined that objective evidence of impairment existed.
20	NET FAIR VALUE GAINS THROUGH INCOME

	For the year ended 31 December
	2010	2009
	RMB million	RMB million

Debt securities	403	(250)
Equity securities	(486)	1,726
Stock appreciation rights	363	(27)

Total	280	1,449

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

164	Notes to the Consolidated Financial Statements
For the year ended 31 December 2010
21	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million

For the year ended 31 December 2010
Life insurance death and other benefits	71,255	(18)	71,237
Accident and health claims and claim adjustment expenses	8,835	(95)	8,740
Increase in insurance contracts liabilities	199,673	(18)	199,655

Total insurance benefits and claims expenses	279,763	(131)	279,632

For the year ended 31 December 2009
Life insurance death and other benefits	74,876	(18)	74,858
Accident and health claims and claim adjustment expenses	7,909	(101)	7,808
Increase in insurance contracts liabilities	154,374	(2)	154,372

Total insurance benefits and claims expenses	237,159	(121)	237,038

22	INVESTMENT CONTRACT BENEFITS
Benefits of investment contract are mainly the interest credited to investment contracts and universal life contracts.
23	PROFIT BEFORE INCOME TAX
Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2010	2009
	RMB million	RMB million

Employee salary and welfare cost	8,240	7,773
Housing benefits	507	472
Contribution to the defined contribution pension plan	1,344	1,182
Depreciation and amortisation	1,802	1,560
Interest expenses on securities sold under the agreements to repurchase	304	111
Exchange loss	392	28
Auditor’s remuneration	65	71

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	165

For the year ended 31 December 2010
24	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the net profit represents:

	For the year ended 31 December
	2010	2009
	RMB million	RMB million

Current taxation — Enterprise income tax	6,420	6,299
Deferred taxation	777	2,410

Taxation charges	7,197	8,709

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2009: 25%) is as follows:

		For the year ended 31 December
		2010	2009
		RMB million	RMB million

Profit before income tax		41,008	41,745

Tax computed at the statutory tax rate		10,252	10,436
Non-taxable income	(i)	(3,413)	(2,627)
Additional tax liability from expenses not deductible for tax purposes	(i)	317	520
Unused tax losses		41	25
Other		—	355

Income taxes at effective tax rate		7,197	8,709

(i)
Non-taxable income mainly includes interest income from government bonds and fund. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction set by relevant tax regulations.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

166	Notes to the Consolidated Financial Statements
For the year ended 31 December 2010
24	TAXATION (continued)
(c)
As at 31 December 2010, deferred income taxation was calculated in full on temporary differences under the liability method using a principal taxation rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax

	Insurance	Investment	Others	Total
Group	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2009	(9,452)	(1,473)	581	(10,344)
(Charged)/credited to net profit	(79)	(2,404)	73	(2,410)
(Charged)/credited to other comprehensive income
— Available-for-sale securities	—	(4,607)	—	(4,607)
— Portion of fair value gains on available-for-sale securities attributable to participating policyholders	1,000	—	—	1,000

Subtotal	1,000	(4,607)	—	(3,607)

As at 31 December 2009	(8,531)	(8,484)	654	(16,361)

As at 1 January 2010	(8,531)	(8,484)	654	(16,361)
(Charged)/credited to net profit	(604)	(376)	203	(777)
(Charged)/credited to other comprehensive income
— Available-for-sale securities	—	7,358	—	7,358
— Portion of fair value losses on available-for-sale securities attributable to participating policyholders	(1,996)	—	—	(1,996)

Subtotal	(1,996)	7,358	—	5,362

As at 31 December 2010	(11,131)	(1,502)	857	(11,776)

(i)	The deferred tax arising from the insurance category is mainly related to the temporary difference of short duration insurance contracts liabilities and policyholder dividend payables;

(ii)
The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through income;

(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	167

For the year ended 31 December 2010
24	TAXATION (continued)
(c)	The movements in deferred tax assets and liabilities during the year are as follows (continued):

	Insurance	Investment	Others	Total
Company	RMB million	RMB million	RMB million	RMB million

As at 1 January 2009	(9,452)	(1,460)	561	(10,351)
(Charged)/credited to net profit	(79)	(2,398)	49	(2,428)
(Charged)/credited to other comprehensive income
— Available-for-sale securities	—	(4,598)	—	(4,598)
— Portion of fair value losses on available-for-sale securities attributable to participating policyholders	1,000	—	—	1,000

Subtotal	1,000	(4,598)	—	(3,598)

As at 31 December 2009	(8,531)	(8,456)	610	(16,377)

As at 1 January 2010	(8,531)	(8,456)	610	(16,377)
(Charged)/credited to net profit	(604)	(378)	193	(789)
(Charged)/credited to other comprehensive income
— Available-for-sale securities	—	7,334	—	7,334
— Portion of fair value losses on available-for-sale securities attributable to participating policyholders	(1,996)	—	—	(1,996)

Subtotal	(1,996)	7,334	—	5,338

As at 31 December 2010	(11,131)	(1,500)	803	(11,828)

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

168	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
24	TAXATION (continued)
(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

Group

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Deferred tax assets:
— deferred tax assets to be recovered after more than 12 months	3,217	6,063
— deferred tax assets to be recovered within 12 months	617	592

Subtotal	3,834	6,655

Deferred tax liabilities:
— deferred tax liabilities to be settled after more than 12 months	(15,262)	(22,668)
— deferred tax liabilities to be settled within 12 months	(348)	(348)

Subtotal	(15,610)	(23,016)

Total net deferred income tax liabilities	(11,776)	(16,361)

Company

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Deferred tax assets:
— deferred tax assets to be recovered after more than 12 months	3,161	6,020
— deferred tax assets to be recovered within 12 months	617	592

Subtotal	3,778	6,612

Deferred tax liabilities:
— deferred tax liabilities to be settled after more than 12 months	(15,258)	(22,641)
— deferred tax liabilities to be settled within 12 months	(348)	(348)

Subtotal	(15,606)	(22,989)

Total net deferred income tax liabilities	(11,828)	(16,377)

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	169

For the year ended 31 December 2010
25	NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The net profit attributable to equity holders of the Company is recognised in the financial statements of the Company to the extent of RMB 33,560 million (2009: RMB 32,228 million).
26	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2010 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2009: 28,264,705,000).

27	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HK$5.33 and HK$6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. The exercise price of stock appreciation rights was the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from date of award and will not be exercisable before the fourth anniversary of the date of award unless specified market or other conditions have been met. On 26th February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights and the exercise period will depend on the government policy.

No stock appreciation right was exercised, forfeited or expired in 2010. As at 31 December 2010, there are 55.71 million units outstanding (as at 31 December 2009: 55.71 million) and 55.71 million units exercisable (as at 31 December 2009: 55.71 million). As at 31 December 2010, the amount of intrinsic value for the vested stock appreciation rights is RMB 1,185 million (as at 31 December 2009: RMB 1,551 million).

The fair value of the stock appreciation rights is estimated on the date of valuation using lattice-based option valuation models based on expected volatility from 60% to 70%, an expected dividend yield of no higher than 0.5% and risk-free interest rate from 0.2% to 0.3%.

All the stock appreciation rights awarded were fully vested as at 31 December 2010. The Company recognized a gain of RMB 363 million in the fair value gain in the consolidated comprehensive income representing the fair value change of the rights for the year ended 31 December 2010. For the year ended 31 December 2009, the Company charged compensation cost of RMB 839 million representing the fair value change of the rights before they are fully vested. RMB 1,179 million and RMB 13 million were included in salary and staff welfare payable included under Other Liabilities for the units not exercised and exercised but not paid as at 31 December 2010 (as at 31 December 2009, RMB 1,542 million and RMB 13 million respectively). No unrecognized compensation cost due to the stock appreciation rights as at 31 December 2010.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

170	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
28	DIVIDENDS

Pursuant to the equity holders’ approval at the Annual General Meeting in April 2010, a final dividend of RMB 0.70 per ordinary share totalling RMB 19,785 million in respect of the year ended 31 December 2009 was declared and was paid in 2010. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2010.

Pursuant to a resolution passed at the meeting of the Board of Directors on 22 March 2011, a final dividend of RMB 0.40 per ordinary share totalling approximately RMB 11,306 million for the year ended 31 December 2010 was proposed for equity holders’ approval at the Annual General Meeting. The dividend has not been provided in the consolidated financial statements for the year ended 31 December 2010.

29	SIGNIFICANT RELATED PARTY TRANSACTIONS
(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2010:

Significant related party	Relationship with the Company

CLIC	The ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
Sino-Ocean	An associate of the Company
GDB	An associate of the Company
CLP&C	An associate of the Company and under common control of the ultimate holding company
China Life Real Estate Co., Limited (“CLRE”)	A subsidiary of a subsidiary of the ultimate holding company
China Life Insurance (Overseas) Co., Limited (“China Life Overseas”)	Under common control of the ultimate holding company
China Life Franklin Asset Management Co, Limited (“AMC HK”)	A subsidiary of a subsidiary of the Company
China Life Investment Holding Company Limited (“IHC”)	Under common control of the ultimate holding company
China Life Enterprise Annuity Fund (“EAP”)	A pension fund operated for the benefit of employees in the Company and AMC

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	171

For the year ended 31 December 2010
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(b)	Information of the parent company is as follows:

Relationship
	Location of		with the	Nature of	Legal
Name	registration	Principal business	company	economic	Representative

CLIC	Beijing, China	Life, health and accident insurance and other types of personal insurance and reinsurance. Funds management business permitted by national laws and regulations or by State Council of the People’s Republic of China. Provision of various types of personal insurance services, consulting and agency services. Other business approved by CIRC and other regulatory department	Immediate and ultimate holding company	State owned	Yang Chao
Refer to Note 34 for basic and related information of subsidiaries.
(c)	Registered capital of related parties with control relationship and changes during the year

	As at 31			As at 31
	December 2009	Increase	Decrease	December 2010
Name of related party	RMB million	RMB million	RMB million	RMB million

CLIC	4,600	—	—	4,600
AMC	3,000	—	—	3,000
Pension Company	2,500	—	—	2,500
HK AMC	HK dollar 60 million	—	—	HK dollar 60 million

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

172	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(d)	Percentage of holding and changes during the year

	As at 31				As at 31
	December 2009				December 2010
	Amount	Percentage	Increase	Decrease	Amount	Percentage
Equity holder	RMB million	of holding	RMB million	RMB million	RMB million	of holding

CLIC (i)	19,324	68.40%	—	—	19,324	68.40%

	As at 31				As at 31
	December 2009				December 2010
	Amount	Percentage	Increase	Decrease	Amount	Percentage
Subsidiaries	RMB million	of holding	RMB million	RMB million	RMB million	of holding
AMC (ii)	1,680	60.00%	—	—	1,680	60.00%
		directly				directly

Pension Company(ii)	2,305	92.20%	—	—	2,305	92.20%
		directly				directly
		and indirectly				and indirectly

AMC HK (ii)	HK dollar	50.00%	—	—	HK dollar	50.00%
	30 million	indirectly			30 million	indirectly
(i)	CLIC holds 68.40% of the Company’s registered capital and has the power to control the Company.

(ii)	They are subsidiaries and have been controlled by the Company.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	173

For the year ended 31 December 2010
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(e)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties for the year ended 31 December 2010.

		For the year ended 31 December
		2010	2009
	Note	RMB million	RMB million

Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i)	1,154	1,193
Asset management fee earned from CLIC	(ii)	123	112
Additional capital contribution to AMC from CLIC		—	720
Dividends to CLIC		13,526	4,444
Dividends to CLIC from AMC		111	104
Asset management fee earned from China Life Overseas	(ii)	27	15
Asset management fee earned from CLP&C	(ii)	5	3
Property insurance payments to CLP&C		44	37
Claim payment and others to the Company from CLP&C		38	41
Brokerage fee from CLP&C	(iii)	216	129
Rentals and policy management fee income earned from CLP&C		23	36
Rentals, project payments and others to CLRE	(iv)	14	8
Property leasing expense charged by IHC	(v)	67	64
Asset management fee earned from IHC		6	7
Services fee and other income earned from IHC		14	30
Asset purchase payments to Chengdu Insurance Institution		—	19

Transaction with GDB
Additional capital contribution to GDB		2,999	—
Interest income earned from GDB		376	309
Brokerage fee charged by GDB	(vi)	16	20
Interest income earned from GDB of additional capital contribution		13	—
Dividends from GDB		—	55

Transaction with Sino-Ocean
Dividends from Sino-Ocean		118	—

Transaction with EAP
Payment to EAP		210	298

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

174	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(e)	Transactions with significant related parties (continued)

		For the year ended 31 December
		2010	2009
	Note	RMB million	RMB million

Transaction with AMC
Asset management fee expense charged to the Company by AMC	(ii)	659	540
Dividends to the Company		167	156
Payments of insurance policies by AMC to the Company		1	1
Brokerage fee to the Company		—	5
Additional capital contribution to AMC		—	1,080

Transaction with Pension Company
Expenses paid on behalf of Pension Company		134	86
Promote fee of Annuity to the Company		8	—
Brokerage fee to the Company	(vii)	7	3
Investment brokerage fee charged by the Company		5	2
IT services fee income earned from Pension Company		2	2
Surcharge on building sold to Pension Company		—	244

Transaction with AMC HK
Investment management fee expense
charged to the Company by AMC HK	(ii)	8	8
Note:
(i)
As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company entered into an agreement on 24 December 2005 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, to which a profit margin is added. The policy management fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The agreement would be automatically renewed for a three year term subject to compliance with the Stock Exchange regulations unless a written notice of non renewal is issued by the Company or the Group 180 days prior to the expiration of the contract or the renewed term. The Company and the Group could modify term of policy management fee based on the current market terms when renewing the contract. Otherwise, the original fee term would apply. On 30 December 2008, the Company and CLIC signed a renewal agreement to extend the contract signed on 24 December 2005 to 31 December 2011, with all the terms unchanged. The policy management fee income is included in other income in consolidated statement of comprehensive income.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	175
For the year ended 31 December 2010
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(e)	Transactions with significant related parties (continued)
Note:	(continued)
(ii)
In December 2005, CLIC and AMC entered into an agreement, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee was calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined with reference to the applicable management fee rate pre-determined for each specified category of assets managed by the AMC to arrive at a comprehensive service fee rate. On 30 December 2008, CLIC and AMC signed a renewal agreement, which extended the expiry date of the original agreement to 31 December 2011. The service fee is calculated in the same way of original agreement and could be adjusted according to the performance.

In December 2005, the Company and the AMC have entered into a separate agreement, whereby the Company agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. On 30 December 2008, the Company and AMC signed a renewal agreement, which extended the expiry date of the original agreement to 31 December 2010. The variable service fee was changed to 20% of the fixed service fee per annum payable annually and could be adjusted according to the performance.

In March 2007, CLP&C and the AMC entered into an agreement, whereby CLP&C agreed to pay the AMC a fixed service fee and a variable service fee. The agreement expired in December 2008. In 2009, CLP&C and the AMC signed a new agreement, with effective period to 31 December 2010. The agreement is subject to an automatic renewal for one year if there was no objection by both parities upon expiring. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The variable service fee is calculated based on investment performance.

In September 2007, China Life Overseas and the AMC HK entered into an agreement, whereby China Life Overseas agreed to pay AMC HK a management service fee at a rate calculated based on actual net investment return yield. In December 2009, China Life Overseas and the AMC HK signed a renewal agreement, which extended the expiry date of the original agreement to 31 December 2010.

In 2009, Pension Company and AMC signed an agreement with effective period to 31 December 2009. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiring. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. There is a performance portion based on 10% of the excess return which is payable annually.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

176	Notes to the Consolidated Financial Statements
For the year ended 31 December 2010
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(e)	Transactions with significant related parties (continued)

Note: (continued)

In September 2009, the Company and AMC HK renewed the agreement of Offshore Investment Management Service Agreement. In accordance with the agreement, the Company agreed to pay AMC HK asset management fee calculated and collected based the annual investment instruction and related terms and conditions. In accordance with the 2009 annual instruction and related terms and conditions, asset management fees were calculated at a fixed rate of 0.45% of portfolio asset value and a performance element of 2% of portfolio returns for assets managed on a discretionary basis, together with a fixed rate of 0.05% of portfolio asset value for assets managed on a non-discretionary basis. In accordance with the 2010 annual instruction and related terms and conditions, asset management fees were calculated at a fixed rate of 0.4% of portfolio asset value and a performance element capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis maintained unchanged at 0.05% of portfolio asset value for 2010. Management fees at fixed rates are calculated based on the portfolio asset value at the end of each month based on the monthly report provided by AMC HK and payable quarterly. Performance elements are calculated and payable on an annual basis.

Asset management fees charged to the Company and Pension Company by AMC and AMC HK is eliminated in the Consolidated Statement of Comprehensive Income.

(iii)
In November 2008, the Company and CLP&C entered into an agreement, whereby CLP&C entrusted the Company to act as an agent to sell selected insurance products in jurisdiction. The service fee is determined according to cost (tax included) added marginal profit. The agreement term is two year, and the agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiring.

(iv)	The Group made certain project payments to third parties through CLRE and paid other miscellaneous expenditure mainly comprised rentals and deposits to CLRE.

(v)
On 22 February 2010, the Company entered into a property leasing agreement with IHC, pursuant to which IHC agreed to lease to the Company certain of its owned and leased buildings. Annual rental payable by the Company to IHC in relation to the IHC owned properties is determined by reference to market rent or, the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi annual basis. Rental of buildings subleased by IHC was paid directly by the Company to the owner. The agreement expires on 31 December 2012.

(vi)
On 29 April 2007, the Company and GDB entered into an individual bank insurance agency agreement. All insurance products suitable for distribution through bank network are included in the agreement. GDB will provide services, including selling of insurance products, receiving premiums and paying benefits. The Company has agreed to pay commission fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received at a fixed commission rate; or 2) A monthly commission fee, calculated on a monthly basis, by multiplying the number of policy being handled at fixed commission rate which is not more than RMB1 per policy, where GDB handles premiums receipts and benefits payments. The agreement has a term of five years.

(vii)
In November 2007, the Company and Pension Company entered into an agreement, whereby Pension Company entrusted the Company to distribute enterprise annuity funds and provide customer service. The service fee is calculated at a rate of 80%. The agreement term was one year and subject to an automatic renewal for one year. On 30 December 2010, the Company and Pension Company signed a renewal agreement, The agreement term was one year, and the agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiring.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	177
For the year ended 31 December 2010
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(f)	Amounts due from/to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in GDB.

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

The Group
Amount due from CLIC (Note 12)	598	646
Amount due to CLIC	(1)	—
Amount due from China Life Overseas	22	15
Amount due from CLP&C	37	22
Amount due to CLP&C	(4)	(2)
Amount deposited with GDB	11,667	7,098
Amount due from IHC	17	34
Amount due to IHC	(33)	(64)
The Company
Amount due from Pension Company	91	56
Amount due to Pension Company	(3)	—
Amount due to AMC	(62)	(43)
Amount due to AMC HK	(2)	(1)
(g)	Key management compensation

	For the year ended 31 December
	2010	2009
	RMB million	RMB million

Salaries and other benefits	17	23

The total compensation package for the Company’s key managements for the year ended 31 December 2010 has not yet been finalised in accordance with regulations of the PRC relevant authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2009 has been approved by relevant authorities which includes delay in payment about RMB 4 million.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

178	Notes to the Consolidated Financial Statements
For the year ended 31 December 2010
29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(h)	Transactions with state-owned enterprises

Under IAS 24 (Amendment), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance relevant and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and applied IAS 24 (Amendment) exemption and disclose only qualitative information.

As at 31 December 2010, most of bank deposits were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2010, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance brokerage charges were paid to state-owned banks and postal office; almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company; most of bank deposit interest income were from state-owned banks.

30	SHARE CAPITAL

	As at 31 December 2010		As at 31 December 2009
	No. of shares	RMB million	No. of shares	RMB million

Registered, authorized, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2010, the Company’s share capital was as follows:

	As at 31 December 2010
	No. of shares	RMB million

Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed	7,441,175,000	7,441

Total	28,264,705,000	28,265

Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

(i)	All shares owned by CLIC are A shares.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	179
For the year ended 31 December 2010
31	RESERVES

Group

		Unrealised				Exchange
		gains/(losses)				differences on
		from	Statutory			translating
	Additional	available-for-sale	reserve	Discretionary	General	foreign
	paid in capital	securities	fund	reserve fund	reserve	operations	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
			(a)	(b)	(c)

As at 1 January 2009	53,860	10,057	9,555	4,633	6,343	(1)	84,447
Other comprehensive income for the year	—	10,745	—	—	—	—	10,745
Appropriation to reserves	—	—	3,293	1,009	3,293	—	7,595

As at 31 December 2009	53,860	20,802	12,848	5,642	9,636	(1)	102,787

Other comprehensive loss for the year	—	(16,202)	—	—	—	(1)	(16,203)
Appropriation to reserves	—	—	3,368	7,192	3,368	—	13,928

As at 31 December 2010	53,860	4,600	16,216	12,834	13,004	(2)	100,512

Company

		Unrealised
		gains/(losses)
		from	Statutory	Discretionary
	Additional	available-for-sale	reserve	reserve	General
	paid in capital	securities	fund	fund	reserve	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
			(a)	(b)	(c)

As at 1 January 2009	53,860	9,753	9,507	4,633	6,343	84,096
Other comprehensive income for the year	—	10,794	—	—	—	10,794
Appropriation to reserve	—	—	3,293	1,009	3,293	7,595

As at 31 December 2009	53,860	20,547	12,800	5,642	9,636	102,485

Other comprehensive loss for the year	—	(16,014)	—	—	—	(16,014)
Appropriation to reserve	—	—	3,368	7,192	3,368	13,928

As at 31 December 2010	53,860	4,533	16,168	12,834	13,004	100,399

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

180	Notes to the Consolidated Financial Statements
For the year ended 31 December 2010
31	RESERVES (continued)
(a)
Under the relevant PRC law, the Company is required to appropriate 10% of its net profit under CAS to statutory reserve fund. The Company appropriated 10% of net profit to the statutory reserve for the year ended 31 December 2010 and 2009 amounting to RMB 3,368 million and RMB 3,293 million respectively.

(b)
Approved by Annual General Meeting In June 2010, the Company appropriated RMB 3,293 million to discretionary reserve fund for the year ended 31 December 2009 based on the net profit under A share financial statement and RMB 3,899 million to discretionary reserve fund retrospectively reflected at 31 December 2008 due to change of accounting policy. (2009: RMB 1,009 million).

(c)
Pursuant to “Financial Standards of Financial Enterprises-Implementation Guide” issued by Ministry of Finance of People’s Republic of China on 30 March 2007, for the year ended 31 December 2010 and 2009, the Company appropriated 10% of net profit under CAS which is RMB 3,368 million and RMB 3,293 million respectively to general reserve for future uncertain disasters, which cannot be used for dividend distribution or share capital increment.

Under related PRC law, dividends may be paid only out of distributable profits. Distributable profits generally means the Company’s after-tax profits as determined under accounting standards generally accepted in PRC or IFRS, whichever is lower, less any accumulated losses and allocations to statutory reserve that the Company is required to make, subject to further regulatory restrictions. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above was RMB 76,832 million as at 31 December 2010 (as at 31 December 2009: RMB 78,491 million).

32	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	Group		Company
	As at 31	As at 31	As at 31	As at 31
	December 2010	December 2009	December 2010	December 2009
	RMB million	RMB million	RMB million	RMB million

Pending lawsuits	139	113	139	113

The Group has been involved in certain lawsuits arising from ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analyzed all pending lawsuits at the end of each fiscal year. A provision will only be recognized if the management determines, based on third-party legal advice, that we have present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2010, the Group didn’t recognize any provision for such certain lawsuits.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	181
For the year ended 31 December 2010
33	COMMITMENTS
(a)	Capital commitments
i)	Capital commitments for property, plant and equipment

	Group		Company
	As at 31	As at 31	As at 31	As at 31
	December 2010	December 2009	December 2010	December 2009
	RMB million	RMB million	RMB million	RMB million

Contracted but not provided for	5,082	488	5,082	488
ii)	Capital commitments to acquire Bohai Venture Capital Fund

The Group committed to contribute RMB 500 million to Bohai Venture Capital Fund of which RMB 374 million had been paid at 31 December 2010. The remaining RMB 126 million will be paid when called.

iii)	Capital commitments in relation to the China South to North Water Diversion Project

The Group committed to contribute RMB 380 million to the China South to North Water Diversion Project RMB 76 million of the amount had been paid at 31 December 2010 with the remaining RMB 304 million payable when called.

(b)	Operating lease commitments

The future minimum lease payments under non-cancellable operating leases are as follows:

	Group		Company
	As at 31	As at 31	As at 31	As at 31
	December 2010	December 2009	December 2010	December 2009
	RMB million	RMB million	RMB million	RMB million

Land and buildings
Not later than one year	338	297	332	287
Later than one year but not later than five years	453	478	449	461
Later than five years	42	49	42	49

Total	833	824	823	797

The operating lease payments charged to profit before income tax for the year ended 31 December 2010 was RMB 606 million (for the year ended 31 December 2009: RMB 593 million).

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

182	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
34	INVESTMENTS IN SUBSIDIARIES

Company

	As at	As at
	31 December	31 December
	2010	2009
	RMB million	RMB million

Unlisted investments at cost	3,865	3,865
The table below presents the basic information of the Company’s subsidiaries at 31 December 2010:

	Place of	Percentage
	incorporation	of equity		Principal
Name	and operation	interest held	Registered capital	activities

AMC	People’s Republic of China	60% directly	RMB 3,000 million	Asset management

Pension Company	People’s Republic of China	92.20% directly and indirectly	RMB 2,500 million	Pension and annuity

AMC HK	Hong Kong, PRC	50% indirectly	HKD 60 million	Assent management

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	183
For the year ended 31 December 2010
35	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION

The total compensation package for these directors, supervisors and senior managements for the year ended 31 December 2010 has not yet been finalised in accordance with regulations of the PRC relevant authorities. The amount of the compensation not provided for is not expected to have significant impact to the Group’s 2010 financial statements. The final compensation will be disclosed in a separate announcement when determined.

(a)	Directors’ emoluments

The aggregate amounts of emoluments paid to directors of the Company for the year ended 31 December 2010 are as follows:

		Benefits in kind
Name	Remuneration paid	RMB Thousand	Total

Yang Chao	775	386	1,161
Wan Feng	735	361	1,096
Lin Dairen	693	342	1,035
Liu Yingqi	694	360	1,054
Liao Jianmin	—	—	—
Shi Guoqing	—	—	—
Zhuang Zuojin	—	—	—
Sun Shuyi (i) (iii)	—	—	—
Ma Yongwei (iii)	—	—	—
Sun Changji (iii)	—	—	—
Bruce D.Moore	320	—	320
Liang Dingbang (ii)	175	—	175

(i)	Resigned as independent director in 2009 annual general meeting on 4 June 2010.

(ii)	Appointed as independent director in 2009 annual general meeting on 4 June 2010.

(iii)	In accordance with regulations of the PRC relevant authorities, the Company didn’t pay any emoluments to independent directors Sun Shuyi, Ma Yongwei and Sun Changji.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

184	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
35	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)
(a)	Directors’ emoluments (continued)

The aggregate amounts of emoluments paid to directors of the Company for the year ended 31 December 2009 are as follows:

				Delay in
				payment			Delay in
			Subtotal	included			payment	Actual paid
	Basic	Inducement	of salary	in salary	Benefits		included	include in
Name	salaries	salaries	income	income	in kind	Total	in total	total
				RMB Thousand
Yang Chao	384	1,069	1,453	534	421	1,874	534	1,340
Wan Feng	346	962	1,308	481	396	1,704	481	1,223
Lin Dairen	342	951	1,293	476	371	1,664	476	1,188
Liu Yingqi	342	951	1,293	476	384	1,677	476	1,201
Liao Jianmin	—	—	—	—	—	—	—	—
Shi Guoqing	—	—	—	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—	—	—	—
Sun Shuyi	—	—	—	—	—	—	—	—
Ma Yongwei	—	—	—	—	—	—	—	—
Sun Changji	—	—	—	—	—	—	—	—
Long Yongtu	—	—	—	—	—	—	—	—
Zhou Dexi	131	—	131	—	—	131	—	131
Cai Rang	131	—	131	—	—	131	—	131
Wei Weifeng	131	—	131	—	—	131	—	131
Bruce D.Moore	189	—	189	—	—	189	—	189
In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, amount of which has not been apportioned between their services to the Company and their services to CLIC.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Notes to the Consolidated Financial Statements	185
For the year ended 31 December 2010
35	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)
(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2010 are as follows:

Name	Remuneration paid	Benefits in kind	Total
		RMB Thousand
Xia Zhihua	693	342	1,035
Shi Xiangming	588	292	880
Yang Hong	562	290	852
Wang Xu	562	273	835
Tian Hui	150	—	150
The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2009 are as follows:

				Delay in
				payment			Delay in
			Subtotal	included			payment	Actual paid
	Basic	Inducement	of salary	in salary	Benefits		included	included in
Name	salaries	salaries	income	income	in kind	Total	in total	total
				RMB Thousand
Xia Zhihua	342	951	1,293	476	367	1,660	476	1,184
Shi Xiangming	340	205	545	—	168	713	—	713
Yang Hong	550	362	912	—	299	1,211	—	1,211
Wang Xu	320	174	494	—	153	647	—	647
Wu Weimin	250	144	394	—	128	522	—	522
Qing Ge	250	116	366	—	129	495	—	495
Tian Hui	150	—	150	—	—	150	—	150

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

186	Notes to the Consolidated Financial Statements

For the year ended 31 December 2010
35	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)
(c)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company include three (2009: four) directors whose emoluments are reflected in the analysis presented above.

Details of remuneration of the remaining two (2009: one) highest paid individuals are as follows:

	2010	2009
	RMB	RMB
	Thousand	Thousand

Basic salaries, housing allowances, other allowances and benefits in kind	4,436	2,928
The emoluments fell within the following bands:

	Number of individuals
	2010	2009

RMB1,000,000 — RMB2,000,000	1	—
RMB2,000,000 — RMB3,000,000	1	1
RMB4,000,000 — RMB4,500,001	—	—
RMB6,000,000 — RMB6,500,000	—	—
No emoluments have been paid by the Company to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office during the year ended 31 December 2010.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Embedded Value	187
BACKGROUND
China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.
China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting bases. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.
It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.
Also, embedded value calculation involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.
The values shown below do not consider the future financial effect of the Policy Management Agreement Between China Life Insurance (Group) Company (“CLIC”) and China Life Insurance Company Limited, the Non-competition Agreement Between CLIC and China Life Insurance Company Limited, the Trademark License Agreement Between CLIC and China Life Insurance Company Limited, and the Property Leasing Agreement Between China Life Investment Holding Company Limited and China Life Insurance Company Limited, nor the future financial impact of transactions of China Life Insurance Company Limited with China Life Asset Management Company Limited, China Life Pension Company Limited, and China Life Property and Casualty Insurance Company Limited.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

188	Embedded Value
DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES
The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.
“Adjusted net worth” is equal to the sum of:
•	Net assets, defined as assets less PRC solvency policy reserves and other liabilities; and
•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.
The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.
The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC solvency reserves and solvency margins at the required regulatory minimum level.
The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.
PREPARATION AND REVIEW
The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Towers Watson is contained in the “Towers Watson’s Review Opinion Report on Embedded Value” section.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Embedded Value	189
ASSUMPTIONS
Economic assumptions:
The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 4.85% in 2010 and grading to 5.35% in 2012, rising to 5.5% in 2013 (remaining level thereafter). An average of 15% from 2010 to 2016, and 13 % in 2017 (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.
Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.
SUMMARY OF RESULTS
The embedded value as at 31 December 2010 and the value of one year’s sales for the 12 months to 31 December 2010, and their corresponding results in 2009 are shown below.

Table 1 Components of Embedded Value and Value of One Year’s Sales	RMB million

ITEM	2010	2009

A Adjusted Net Worth	144,655	159,948
B Value of In-Force Business before Cost of Solvency Margin	183,008	149,387
C Cost of Solvency Margin	(29,564)	(24,106)
D Value of In-Force Business after Cost of Solvency Margin (B+C)	153,444	125,282
E Embedded Value (A + D)	298,099	285,229
F Value of One Year’s Sales before Cost of Solvency Margin	23,726	21,352
G Cost of Solvency Margin	(3,887)	(3,638)
H Value of One Year’s Sales after Cost of Solvency Margin (F + G)	19,839	17,713

Notes: 1)	Numbers may not be additive due to rounding.

2)	Taxable income is based on distributable earnings calculated using solvency reserves

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

190	Embedded Value
MOVEMENT ANALYSIS
The following analysis tracks the movement of the embedded value from the start to the end of 2010.
Table 2
Analysis of Embedded Value Movement

ITEM	RMB million

A Embedded Value at Start of Year	285,229
B Expected Return on Embedded Value	23,922
C Value of New Business in the Period	19,839
D Operating Experience Variance	(3)
E Investment Experience Variance	(9,297)
F Methodology, Model and Assumption Changes	413
G Market Value Adjustment	(1,937)
H Exchange Gains or Losses	(391)
I Shareholder Dividend Distribution	(19,785)
J Other	109
K Embedded Value as at 31 Dec 2010 (sum A through J)	298,099

Notes:	1)	Numbers may not be additive due to rounding.

	2)	Items B through J are explained below:

		B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2010 plus the expected return on investments supporting the 2010 opening net worth.

		C	Value of new business sales in 2010.

		D	Reflects the difference between actual experience in 2010 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

		E	Compares actual with expected investment returns during 2010.

		F	Reflects the effect of projection method, model enhancements and assumption changes.

		G	Change in the market value adjustment from the beginning of 2010 to the end of 2010, and other related adjustments.

		H	Reflect the gains or losses due to change in exchange rate.

		I	Reflects dividends distributed to shareholders during 2010.

		J	Other miscellaneous items.

China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

Embedded Value	191
SENSITIVITY TESTING
Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 3 Sensitivity Results	RMB million

	VALUE OF IN-FORCE	VALUE OF ONE YEAR’S
	BUSINESS AFTER COST OF	SALES AFTER COST OF
	SOLVENCY MARGIN	SOLVENCY MARGIN
Base case scenario	153,444	19,839
1. Risk discount rate of 11.5%	145,375	18,794
2. Risk discount rate of 10.5%	162,126	20,959
3. 10% increase in investment return	182,023	22,667
4. 10% decrease in investment return	125,022	17,040
5. 10% increase in expenses	151,002	18,014
6. 10% decrease in expenses	155,882	21,664
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	151,791	19,757
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	155,118	19,920
9. 10% increase in lapse rates	152,080	19,756
10. 10% decrease in lapse rates	154,857	19,916
11. 10% increase in morbidity rates	151,609	19,756
12. 10% decrease in morbidity rates	155,294	19,922
13. 10% increase in claim ratio of short term business	153,162	19,249
14. 10% decrease in claim ratio of short term business	153,725	20,429
15. Solvency margin at 150% of statutory minimum	139,372	17,865
16. Using 2009 EV assumptions	153,452	19,809
17. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	148,722	19,990

	Adjusted Net Worth
Base Case Scenario		144,655
18. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”		137,155

Note:	Taxable income is based on distributable earnings calculated using solvency reserves for Scenarios 1 to 16.

	China Life Insurance Company Limited Annual Report 2010	Commission File Number 001-31914

192	Embedded Value
TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE
To The Directors of China Life Insurance Company Limited
China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2010 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.
China Life has engaged Towers Watson Pennsylvania Inc., trading as Towers Watson (“Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.
Scope of work
Our scope of work covered:
•
a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2010, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2010;

•	a review of the results of China Life’s calculation of the EV Results.
In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.
Opinion
Based on the scope of work above, we have concluded that:
•
the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•
the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.
For and on behalf of Towers
Watson Adrian Liu FIAA, FCAA
15th March 2011

Commission File Number 001-31914

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